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03050485

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Buhrmann

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS


PROCESSED
MAY 20 2003
THOMSON FINANCIAL

FILE NO. 82- 3497 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 5/8/03



Buhrmann

Annual Report 2002

Leaders in business services and distribution


EBITDA[3]
in millions of euro
304
266
659
517
456
1998
1999
2000
2001
2002


Net sales per division
Graphic Systems
€489 mln / 4.9%
Paper Merchanting
€2,988 mln / 30.0%
Office Products
North America
€4,931 mln / 49.6%
Office Products
Europe and Australia
€1,540 mln / 15.5%


EBITA per division
Graphic Systems
€23 mln / 6.4%
Paper Merchanting
€74 mln / 20.7%
Office Products
North America
€197 mln / 55.0%
Office Products
Europe and Australia
€64 mln / 17.9%


Employees per division
Graphic Systems
1,139 / 4.6%
Holding
74 / 0.3%
Paper Merchanting
5,411 / 21.8%
Office Products
North America
12,211 / 49.1%
Office Products
Europe and Australia
6,023 / 24.2%


Net sales[3]
in millions of euro
5,892
5,834
9,603
10,408
9,948
1998
1999
2000
2001
2002


ROS[3]
3.6%
3.6%
5.7%
3.9%
3.4%
1998
1999
2000
2001
2002


ROCE excluding goodwill[1,3]
16.0%
18.6%
29.1%
19.7%
17.3%
1998
1999
2000
2001
2002


Earnings per share before amortisation and impairment of goodwill fully diluted[2]
in euro
1.45
1.66
2.10
1.02
0.74
1998
1999
2000
2001
2002

Results

in millions of euro	2002	2001
Office Products North America	197	242
Office Products Europe and Australia	64	53
Paper Merchanting	74	93
Graphic Systems	23	38
Holdings	-16	-18
Operating result before amortisation and impairment of goodwill (EBITA)	**342**	**408**
Add: depreciation of tangible fixed assets	114	109
Operating result before depreciation of tangible fixed assets and amortisation of goodwill (EBITDA)	**456**	**517**
Depreciation of tangible fixed assets and amortisation of goodwill	-184	-176
Operating result (EBIT)	**272**	**341**
Financial items (interest, tax and other)	-213	- 246
Net result from ordinary operations	**59**	**95**
Impairment of goodwill	-573	–
Extraordinary result net	-74	- 40
Net result	**-588**	**55**
Net result from ordinary operations before amortisation and impairment of goodwill	**129**	**162**

Cash flow

in millions of euro	2002	2001
Cash flow from operating activities	258	469
Cash flow from investing activities	-138	-766
Available cash flow	120	-297
Cash flow from financing activities	-208	420
Net cash flow	-88	123

Balance sheet

in millions of euro	2002	2001
Total assets excluding goodwill	3,621	4,433
Total assets including goodwill	5,409	7,117
Capital employed before goodwill[1]	1,695	1,945
Capital employed after goodwill[1]	3,483	4,629
Shareholders' equity	1,770	2,634
Group equity	1,811	2,671
Guarantee capital	2,145	3,068
Interest-bearing debt	1,735	2,004

Financial ratios

Group equity as a percentage of total assets	33.5%	37.5%
Interest-bearing debt as a percentage of group equity	95.8%	75.0%
Interest coverage (EBITDA/cash interest)	2.6	2.7

Net sales per division

in millions of euro	2002	2001
Office Products North America	4,931	5,221
Office Products Europe and Australia	1,540	1,496
Paper Merchanting	2,988	3,126
Graphic Systems	489	565
Total Group	**9,948**	**10,408**

Return on sales (ROS)

EBITA as a percentage of net sales	2002	2001
Office Products North America	4.0	4.6
Office Products Europe and Australia	4.2	3.6
TOTAL OFFICE PRODUCTS	4.0	4.4
Paper Merchanting	2.5	3.0
Graphic Systems	4.7	6.7
Total Group	**3.4**	**3.9**

Return on capital employed (ROCE)[1]

EBITA as a percentage of average capital employed excluding goodwill	2002	2001
Office Products North America	21.0	23.4
Office Products Europe and Australia	30.2	23.8
TOTAL OFFICE PRODUCTS	22.7	23.5
Paper Merchanting	10.8	13.4
Graphic Systems	18.8	31.8
Total Group (excluding goodwill)	**17.3**	**19.7**

Figures per ordinary share

in euro after preferential dividend	2002	2001
Net result from ordinary operations before amortisation and impairment of goodwill (fully diluted)[2]	0.74	1.02
Shareholders' equity (basic)	8.97	15.76
Dividend	0.07	0.16

Number of employees	2002	2001
Office Products North America	12,211	14,240
Office Products Europe and Australia	6,023	6,228
Paper Merchanting	5,411	5,519
Graphic Systems	1,139	1,176
Holding	74	72
Total Group	**24,858**	**27,235**

Our aim is to fully realise Buhrmann's potential to be the world's premium distributor of products and services for the office and graphic markets, through excellent customer service, decisive actions, and by continuing to play a leading role in our markets.

Office Products



MARKET PRESENCE Combined, Buhrmann's Office Products Divisions are the world's market leaders in the business-to-business distribution of office products. We operate in North America, Europe, Australia/New Zealand and, through a joint marketing alliance, in Asia under the global brand name CORPORATE EXPRESS.
COMPETITIVE ADVANTAGES A widespread proprietary distribution network, providing unparalleled service capacity to both local customers and organisations with an international presence. A broad product offering (over 50,000 items). Technologically advanced infrastructure and on-line ordering tools enabling our customers to realise valuable efficiency gains in their procurement processes.
STRATEGIC OBJECTIVES To maintain leading market positions in our major markets. To capitalise on our global distribution capabilities with large multinational customers. To dedicate marketing and sales team efforts to servicing large and medium-sized organisations. To use direct marketing / telemarketing / eCommerce to reach out to smaller customers. To bolster organic growth by further enhancing operational efficiencies and expanding our product range.

Paper Merchanting



MARKET PRESENCE Europe's leading distributor of paper and related products to the graphic, office and display markets. Network of operating companies servicing customers in 25 nations in Europe, North America, South Africa and South-east Asia.
COMPETITIVE ADVANTAGES Excelling in providing value-added services to customers who require a diversity of high-quality paper products for printing time-sensitive publications. Pioneering branding in the European paper industry with a growing portfolio of strong proprietary brand names (Hello, Motif, ON, Core and IBM). Internet ordering tools have been successfully introduced by eight operating companies.
STRATEGIC OBJECTIVES The growth of sales under our own corporate brands. The growth of sales in profitable niches such as the display and packaging markets. The increasing of operating efficiencies by expanding sophisticated eCommerce solutions and by controlling internal costs. The continued focus on maintaining margins that appropriately reflect appreciation for our high service levels.

Graphic Systems



MARKET PRESENCE Largest distributor of graphic equipment (such as printing presses), printing materials, and services to the graphic arts industry in the Netherlands, Belgium, Luxembourg, Italy, Spain and Greece.
COMPETITIVE ADVANTAGES Distributor of industry-leading Heidelberg graphic equipment. Total solutions provider offering state-of-the art pre-press, press, and post-press equipment, as well as services, supplies and spare parts. In-depth professional knowledge and application expertise. 24 hours a day, 7 days a week service support.
STRATEGIC OBJECTIVES To focus on reducing the cyclical nature of the printing press business through expansion of the offering of services, supplies and spare parts. To expand the implementation of eCommerce applications for lower-cost sales growth and greater efficiency in ordering, servicing and distribution. To broaden the base for organic growth by developing market opportunities for digital printing equipment.

SELECTED FINANCIAL DATA ON THE INSIDE OF THIS COVER

resourceful

Stemming from the notion that every successful product represents added value to its users, it is our role to increase the availability of those products in an optimum way. As a marketing and distribution expert Buhrmann offers producers distribution capacity, efficiency in logistics, speed of delivery, and product integrity to the point of delivery. We have specialised in the distribution of consumable products for the office and graphic markets as well as graphic equipment, supplies and spare parts.

Through our extensive logistics infrastructure we are able to serve manufacturers by distributing more products, faster and more efficiently to a wider group of users than any individual producer is capable of doing. At the same time we are able to serve end-users by supplying them with a wider selection of products, at lower procurement costs, more quickly and with greater flexibility than any single producer.

By getting the right products delivered to the right places at the right time, we provide a service of true economic importance. Offering distribution capacity means that manufacturers can increase production to an optimum level, have better capacity utilisation, and earn their investments back more quickly. In turn, consumers benefit from the increased availability of wider ranges of products, which can be offered at a lower price per unit.

The challenging business environment in which we operate leaves no room for complacency. We therefore continuously strive to find new ways of doing things in order to enhance our capacity for economic value creation. To be, in one word, resourceful.



Buhrmann

Leaders in business services and distribution



Agenda
for the General Meeting of Shareholders of Buhrmann NV, to be held on Tuesday 29 April 2003 at 14.00 hours in the Okura Hotel, Ferdinand Bolstraat 333, Amsterdam

1 Opening

2 Financial Statements and Annual Report 2002
2a Reports of the Executive Board and Supervisory Board
2b Adoption of the 2002 Financial Statements
2c Dividend Proposal (see explanatory notes)
2d Sanctioning of the policies pursued by the Executive Board and the supervision exercised by the Supervisory Board (see explanatory notes)

3 Re-appointment of two members of the Supervisory Board (see explanatory notes)

4 Assignment of an external auditor to audit the Financial Statements 2003 (see explanatory notes)

5 Authorisation relating to the Company's acquisition of its own shares or depositary receipts (see explanatory notes)

6 Designation of the Executive Board as the authorised body
6a to issue shares
6b to restrict or exclude the pre-emption right accruing to shareholders (see explanatory notes)

7 Any other business

8 Close

Explanatory notes relating to item 2c of the agenda

Dividend Proposal

The proposal will be made to shareholders:

- To set the loss for 2002 against the reserves;
- To pay out to holders of ordinary shares a dividend in shares for the year 2002 to the value of EUR 0.07 per share to the charge of the share premium reserve. For the benefit of shareholders who express a preference to receive cash, the shares into which the stock dividends are being converted, will be sold. They will then receive the amount of EUR 0.07 gross per share in cash;
- To pay out of the reserves the statutory dividend to holders of preference shares A and C.

Shareholders will be contacted by those institutions holding his/her shares on 30 April 2003 in order to select either a share dividend or a cash payment.
The period during which the shareholder may choose between a share dividend or cash payment ends on 14 May 2003 at the closure of the Amsterdam Stock Exchange.
On Wednesday 14 May 2003, after closure of the Amsterdam Stock Exchange, the Executive Board will fix, based on the average stock price of that date, the number of dividend rights of ordinary shares giving title to one new ordinary share of EUR 1.20 par value. New ordinary shares issued in this manner will be entitled to dividend with respect to the 2003 financial year and thereafter.
On Friday 2 May 2003, the ordinary shares will be listed ex-dividend. No trading will take place on the Amsterdam Stock Exchange in dividend rights.
Transfer of new ordinary shares issued to shareholders will take place as from 16 May 2003. The cash amount will be payable as from16 May 2003.

Explanatory notes to item 2d of the agenda

Sanctioning of the policies pursued by the Executive Board and the supervision exercised by the Supervisory Board

It is proposed that the General Meeting will discharge the members of the Executive Board for their management and the members of the Supervisory Board for their supervision during 2002.
A discharge of the members of the Executive Board and Supervisory Board concerns exclusively the management of the Company as it appears from the annual accounts and the annual report.

Explanatory notes relating to item 3 of the agenda

Re-appointment of two members of the Supervisory Board

Pursuant to the rota of re-election drawn up by the Supervisory Board Mr R.C. Gay and Mr A.P. Ressler are due to retire in 2003 after closure of the shareholders meeting. Both Mr Gay and Mr Ressler are available for re-appointment.
As a consequence of the agreements made with Apollo Management IV, L.P., and Bain Capital, Inc., with the issue of the preference shares C in 1999, Apollo and Bain, as long as they keep at least 75% of their original holding of preference shares C, each have the right to propose one person for appointment as a member of the Supervisory Board. On the basis of this agreement, Mr Gay and Mr Ressler were appointed members of the Board in 1999. Also because of the conviction that Mr Gay and Mr Ressler, with their wide experience in the United States and their wide knowledge of the American financial markets, make a valuable contribution to the work of the Board, it is proposed that Mr Gay and Mr Ressler be re-appointed as members of the Supervisory Board.

Details relating to the members of the Supervisory Board to be re-appointed, as laid down in article 2:142, paragraph 3 of the Dutch Civil Code:

Name	R.C. Gay	A.P. Ressler
Age	51 years	42 years
Functions	Managing Director Bain Capital, Inc.	Founder/partner Apollo Advisors, L.P., Lion Advisors, L.P., and Ares Management, L.P.
Directorships	IHF Capital Nutraceutical Maxim Crane Alliance Laundry	Allied Waste Industries, Inc.
Shares held in the Company	None	None

Explanatory notes relating to item 4 of the agenda

Assignment of an external auditor to audit the Financial Statements 2003

The General Meeting is empowered to assign an auditor to audit the Company's Financial Statements.
It is proposed that the General Meeting assign PricewaterhouseCoopers Accountants N.V., Amsterdam, as the auditors responsible for auditing the financial accounts for the year 2003.

Explanatory notes relating to item 5 of the agenda

Authorisation relating to the Company's acquisition of its own shares or depositary receipts

The following decision will be submitted for approval under this agenda item:

For a period of eighteen months from the date of this meeting, the Executive Board – with the approval of the Supervisory Board – is authorised to acquire shares in the Company (or depositary receipts) within the limits of the law and the Articles of Association, on the stock exchange or otherwise, in return for payment, at a price between the amount equal to the face value of the shares (or depositary receipts) and the amount equal to 110 percent of the quoted market price of the relevant depositary receipts or shares on the Amsterdam Stock Exchange, the quoted market price being the average of the highest price per share or depositary receipt obtained on each of the five stock exchange days prior to the day of acquisition, as per the Officiële Prijscourant of Euronext Amsterdam N.V.

Explanatory notes relating to item 6 of the agenda

Designation of the Executive Board as the authorised body

- **a to issue shares**
- **b to restrict or exclude the pre-emption right accruing to shareholders**

The scale of the issue authority and the power to exclude or restrict preference rights should, in the opinion of the Executive Board and the Supervisory Board, be set at a maximum of 10 percent of the ordinary issued share capital, subject to the condition that this power is extended to 30 percent if the issue is related to a merger or acquisition. The 30 percent are based on the specific financing structure of the Company having a relatively low share capital in relation to the total enterprise value and on the need to react swiftly when the opportunity of a sizeable acquisition arises.

To maintain the effectiveness of the issue of preference shares B as a protection instrument, the scale of the issue power for these shares should extend to a number which corresponds to the number of ordinary shares and preference shares A and C outstanding at the time of the issue.
With reference to the duration of these powers, it is proposed to fix the term at eighteen months.
The following decisions are therefore being proposed:

a The Executive Board, with the consent of the Supervisory Board, is authorised for up to eighteen months after the date of this meeting:

   1 to issue and grant rights to take up the shares in the Company capital not yet issued, as currently or at any time denoted, up to 10 percent of the number of outstanding ordinary shares at the time of the decision to issue, subject to the condition that if the decision to issue is related to a merger or acquisition this percentage is extended to 30 percent;

   2 to issue and grant rights to take up preference shares B up to a maximum of 100 percent of the number of ordinary shares and preference shares A and C outstanding at the time of the decision to issue;

   and also under such conditions as may be laid down by the Executive Board with the approval of the Supervisory Board at each issue.

b The Executive Board, with the consent of the Supervisory Board, is authorised for up to eighteen months after the date of this meeting to restrict or exclude the preference right of shareholders in the event of issuing and granting rights to take up ordinary shares as per a decision by the Executive Board with the approval of the Supervisory Board.

Contents

FORWARD-LOOKING STATEMENTS

THIS ANNUAL REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS CONCERNING BUHRMANN'S FUTURE OPERATIONS, ECONOMIC PERFORMANCES, FINANCIAL CONDITIONS AND FINANCING PLANS, INCLUDING SUCH THINGS AS BUSINESS STRATEGY AND MEASURES TO IMPLEMENT STRATEGY, COMPETITIVE STRENGTHS, GOALS, EXPANSION AND BUHRMANN'S BUSINESS AND OPERATIONS AND REFERENCES TO FUTURE SUCCESS. THESE STATEMENTS ARE BASED ON CERTAIN ASSUMPTIONS AND ANALYSES MADE BY BUHRMANN IN LIGHT OF ITS EXPERIENCE AND ITS PERCEPTION OF HISTORICAL TRENDS, CURRENT CONDITIONS AND EXPECTED FUTURE DEVELOPMENTS AS WELL AS OTHER FACTORS IT BELIEVES ARE APPROPRIATE UNDER THE CIRCUMSTANCES. HOWEVER, WHETHER ACTUAL RESULTS AND DEVELOPMENTS WILL CONFORM WITH BUHRMANN'S EXPECTATIONS AND PREDICTIONS IS SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING, AMONG OTHER THINGS, THE RISK FACTORS DISCUSSED ABOVE. FOR A MORE DETAILED DISCUSSION OF SUCH RISKS AND OTHER FACTORS, SEE BUHRMANN'S ANNUAL REPORT ON FORM 20-F. CONSEQUENTLY, ALL OF THE FORWARD-LOOKING STATEMENTS MADE IN THIS DOCUMENT ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS, AND THERE CAN BE NO ASSURANCE THAT THE ACTUAL RESULTS OR DEVELOPMENTS ANTICIPATED BY BUHRMANN WILL BE REALISED OR, EVEN IF SUBSTANTIALLY REALISED, THAT THEY WILL HAVE THE EXPECTED CONSEQUENCES FOR OR EFFECTS ON BUHRMANN AND ITS SUBSIDIARIES OR THEIR BUSINESS OR OPERATIONS.

THIS REPORT HAS BEEN PUBLISHED IN THE DUTCH AND ENGLISH LANGUAGES.

THE DUTCH TEXT WILL PREVAIL OVER THE ENGLISH VERSION.

Executive Board and Senior Management

Executive Board

Frans Koffrie (1952),
President and CEO

Rudi de Becker (1946)

George Dean (1947)

Mark Hoffman (1952)

Floris Waller (1958),
CFO

Corporate Staff Directors

Kees Bangma (1956),
Corporate Finance & Group Treasury

Pieter Barbas (1942),
Company Secretary

Herman Brauckmann (1948),
Mergers, Acquisitions & Divestments

Neil Callahan (1943),
Information Technology

Rutger Goldschmeding (1961),
Accounting & Control

Roelof Hoving (1962),
Corporate Tax and Pension Fund

Ms Heidi van der Kooij (1962),
Legal Affairs

Chris Thrush (1951),
Human Resources

Cor Zwart (1946),
Internal Audit

Divisions

Office Products North America

Mark Hoffman (1952),
President & CEO

Gordon Glover (1955),
Senior Vice President & CFO

Office Products

Michael Risso (1946),
Eastern Region President

Jay Mutschler (1952),
Central Region President

Bill Jones (1942),
Western Region President

Peter Ventress (1960),
President Corporate Express Canada

Specialty Business

Paul Jarvie (1952),
President ASAP Software

Rich Egan (1954),
President Document & Print Management

Dennis Multack (1947),
President Promotional Marketing

Brian Kaplan (1959),
President Imaging and Computer Graphic Supplies

Office Products Europe

Rudi de Becker (1946),
President

Peter van Alem (1952),
Financial Director

Ruud Majenburg (1959),
Regional President

Office Products Australia

Grant Harrod (1962),
President

Neil Guest (1955),
CFO

Paper Merchanting

George Dean (1947),
President

Frank Bogaardt (1940),
Financial Director

Thomas Heine-Geldern (1951),
Regional President France, Southern and Central Europe

Stephen Mason (1946),
Regional President United Kingdom, Ireland and South Africa

Eduard de Voogd (1949),
Regional President Netherlands, Belgium, Germany and Scandinavia

John Summerside (1946),
Business Unit Director Adhesive + Display Products and Specialities

Graphic Systems

Carl Thomas (1947)
President

Gerhard Nijhuis (1949),
Financial Director


Buhrmann

From left to right:

Rudi de Becker
- With Buhrmann since 2001
- President of the Office Products Europe Division
- Member of the Executive Board since 2002

Floris Waller
- With Buhrmann since 1999
- CFO and Member of the Executive Board since 1999

Frans Koffrie
- With Buhrmann since 1988
- President and CEO since 1998
- Member of the Executive Board since 1990

George Dean
- With Buhrmann since 1990
- President of the Paper Merchanting Division
- Member of the Executive Board since 1998

Mark Hoffman
- With Buhrmann since 1999
- President and CEO of the Office Products North America Division
- Member of the Executive Board since 2002

Report of the Executive Board

The investments that we have made in logistical capabilities and customer service will help us to enhance our performance and strengthen our position as a leader in b-to-b marketing and distribution.

In contrast with our ambitions and our organisation's pursuit of value-creating business opportunities, the immediate positive effects of our own actions could only partly compensate for the adverse effect of the continued economic slowdown in our major markets. Notwithstanding our successes in the market and the satisfactory cash generation, we are disappointed in the lower level of profitability we achieved. At the same time we are confident that our actions and new business development initiatives have added to the fundamental strength of Buhrmann.

Operational developments

Nearly every segment of our business was challenged by unfavourable economic circumstances as our customers reduced spending on office products and graphic products and supplies. In our largest market – the United States – approximately 75% of our existing customers purchased less office products in 2002 than in the previous year.

In order to cope with this environment, our people diligently explored opportunities to conserve resources and to help the company to continue to generate a positive cash flow.

In the fourth quarter, we started the implementation of further restructuring initiatives in the wake of continued uncertainties regarding overall business activity in our major markets. This action will result in estimated cost reductions of approximately EUR 30 million in 2003 and annualised savings of EUR 60 million going forward. We took an after tax extraordinary charge of EUR 74 million in the fourth quarter to account for the actions which include reorganisations, as well as write-offs of redundant IT assets and distribution facilities.

In addition – and perhaps more importantly – we took further decisive actions throughout the year to enhance the competitive strengths of the company.

- We continued to refine our world-class business-to-business distribution infrastructure that enables us to offer superior customer service. This provides us with a tangible competitive advantage. In many cases, our businesses improved market positions;
- Our operational efficiency, particularly in our office products businesses, improved significantly during the year, which puts our company in an excellent position to benefit from a future economic upturn;
- Our Paper Merchanting Division continued to demonstrate the economic importance of its customer service orientation by simultaneously gaining more market share and improving margins while the overall market volume slightly decreased;
- We completed the integration of the acquired US Office Products activities and the office supplies division of Samas-Groep, ahead of schedule;
- Our eCommerce initiatives continued to make progress. Our new E-Way platform for our US office supplies customers became fully operational in the third quarter of 2002. The Paper Merchanting and Graphic Systems Divisions continued the roll-out of our eCommerce initiative during the year. Buhrmann's total eCommerce sales in 2002 increased to an annual run-rate of about EUR 1.5 billion;
- We continued to make progress in managing our working capital by reducing the number of days receivables were oustanding and increasing inventory turnover. Average working capital decreased from 13.3% to 12.9% of sales.

Sales and profitability

As we stated earlier, adverse economic conditions negatively affected our 2002 results, resulting in a sales decrease of 4.4% to EUR 9.9 billion compared to EUR 10.4 billion in 2001. The organic decline (excluding the effects of acquisitions, divestments and currency exchange rate movements) was 2%. With the notable exception of our software business, ASAP, our North American and European Office Products Divisions experienced reduced demand from customers, who continued to reduce overall employee headcounts as well as per capita spending on office products. The continued slowdown in advertising and direct marketing expenditure resulted in reduced spending by customers of our Paper Merchanting and Graphic Systems Divisions. Our Australian office products business, however, enjoyed excellent sales growth during the year.

Cost savings resulting from the successful integration of acquired businesses and additional restructuring measures have partly offset the effects of lower sales volumes, a sales mix that included a larger proportion of lower margin products and lower infrastructure capacity utilisation. We have reduced total headcount by 2,377 to 24,858 at the end of 2002. Our operating result (EBITA) for 2002 reached a level of EUR 342 million compared to EUR 408 million in the previous year. The net result from ordinary operations (before amortisation and impairment of goodwill) declined by 20.2% in 2002 to EUR 129 million. The results translate to EUR 0.74 per share on a fully diluted basis (EUR 0.76 on the basis of a mathematical calculation of the earnings per share 'fully diluted') compared to EUR 162 million or EUR 1.02 per share in 2001. The overall net result (after amortisation, extraordinary items and impairment of goodwill) amounted to a loss of EUR 588 million, compared to a profit of EUR 55 million in the previous year.

Following the outcome of the annual impairment test, we wrote down EUR 573 million on remaining goodwill in the fourth quarter of 2002. Buhrmann's solvency ratio (group equity as a percentage of total assets) remains well above 30%. The write-down reflects the recent business performance, which is lower than expected when the relevant acquisitions were made. In addition, reduced visibility concerning future performance has led to a higher discount factor (cost of capital) for calculating the fair value of the business. It should be noted, however, that this accounting charge bears no relationship to our operational infrastructure.

Financing

To fund our business initiatives and to reduce debt levels, we utilised the EUR 120 million positive available cash flow that we generated during the year. Net interest-bearing debt was reduced from EUR 2.0 billion at the end of 2001 to EUR 1.7 billion at the end of 2002 (of which EUR 195 million was caused by currency translation), including early repayments of bank debts. Access to capital markets was enhanced by the successful launch of a Medium Term Notes programme during the summer, raising EUR 260 million. The proceeds have been used to refinance short-term asset-backed commercial paper. Later in the year, we renegotiated the terms of our Senior Credit Facility to ensure more financial flexibility. Financial bank covenants, such as consolidated leverage ratios and consolidated net cash interest coverage ratios, have been adjusted in view of the lower level of cash operating profit that we are experiencing. As part of the agreement, the proposed dividend for 2002 of EUR 0.07 per ordinary share will be paid out entirely in shares. However, for shareholders who select their dividends to be made payable to them in cash, stock dividends will be sold on the open market.

Our business

Currently, we are the world's leading business-to-business distributor of office products and the largest European distributor of paper, related graphic arts products and graphic systems.

A number of core principles guide the pursuit of our vision:

- A 'best in class' distribution infrastructure with a broad geographic scope;
- The relentless pursuit of superior customer service;
- A wide range of high quality products;
- Technological leadership, including significant eCommerce expertise;
- Dedicated, experienced management and staff;
- Commitment to the highest ethical, sustainability, corporate governance and social responsibility standards and practices.

The markets we target are those in developed countries with a high Gross Domestic Product (GDP) per capita. We do not pursue manufacturing and retailing activities, as we operate as a distributor. In selecting areas of operation, we focus particularly on markets with the following attributes:

- A large number of suppliers with a wide variety of products that require our product assortment consolidation services;
- A broad spread and a large number of customers, resulting in a relatively low concentration of business per customer;
- The opportunity to deliver appreciable added value to both our suppliers and customers through our distribution services functions;
- The potential to create significant competitive advantages in operational and procurement costs, as well as in customer service.

Creating leading positions in these markets enables us to capitalise on our considerable scale advantages and cost efficiencies. Accordingly, we strive to be the leading distributor in our regional markets.

Growth strategy

On the basis of our recent regular strategy review we are maintaining the chosen strategic direction of the Buhrmann Group. This is underpinned by an additional number of opportunities for improvement and renewed sustainable growth.

- In our core office products business segment aimed at strategic and large accounts, we will continue to consolidate our prominent market positions, while we increase our global contract business. We are unique in providing office products sourcing coverage for these global customers who operate in our North-American, European and Australasian markets;
- In the graphic arts industry in Europe we aim to enhance the profitability of our Paper Merchanting Division by continuing to focus on purchasing rationalisation, while further strengthening our product range diversification by increasing our presence in the display materials market. The Graphic Systems Division will continue to build on its services, supplies and spare parts offer and the further introduction of digital printing equipment;
- We will continue to pursue integrated branding strategies aimed at strengthening our group brands offer, in order to underpin the clear benefits we deliver to our customers in terms of service and product assortment, while at the same time supporting our goals with regard to margin management;
- Our investments in eCommerce and internal systems continued to yield operational efficiencies during the year and will continue to help us differentiate ourselves from competitors. Our office products platforms in North America, Europe and Australia provide customers with sophisticated business-to-business capabilities with a business-to-consumer ease of use that improve the customers' overall ability to fulfil and track orders as well as to reduce their supply chain expenses;
- We will employ the flexibility of our state-of-the-art operating and distribution systems in delivering more value added services to our customers. In paper merchanting, for example, we can help our customers manage their inventories more effectively with our eCommerce platform and highly responsive distribution capabilities. Customers can order what they need when they need it, and reduce their need to carry larger inventories of paper stock;
- We will offer a broader range of products and services to our existing office supplies customer base. They have already experienced the benefits that we bring to their non-production supply chain management. We will focus on further extensions to our product offering, such as janitorial and breakroom supplies;
- We are stepping up our efforts to reach out to small to medium-sized office supplies customers who can greatly benefit from a total supply solution. We believe that we can significantly help these customers fulfil their sourcing needs in addition to lowering their overall supply chain costs.

Outlook

Given the continued uncertain economic and political situation we refrain from giving an earnings forecast for the full year 2003. The rate of decline in office products sales in North America and Europe is slowing down. In paper merchanting we do not see any short-term recovery of advertising spend. Graphic equipment results in 2003, as anticipated, will be below 2002. Implemented cost reduction measures will have a positive effect on the earnings development. Nevertheless, we expect first quarter net profit from ordinary operations in 2003 to be lower than in 2002. The expected continuation of positive available cash flow in 2003 will contribute to a continued decline in net debt.



ON BEHALF OF THE EXECUTIVE BOARD,
FRANS KOFFRIE
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Office Products: :resourceful

'By connecting multi-functional printing equipment with document management solutions from Veenman – a Buhrmann company – we were able to realise significant cost savings. It enabled us to simplify and improve document streams within our organisation. The smart, tailor-made solutions enhances the professionalism, efficiency and effectiveness of our organisation. Within four seconds we can have any document at our fingertips.'



Veenman
A Buhrmann Company
1
2
3

Office Products

With the integration of our recent acquisitions and our achievements in eCommerce and logistics technology, we believe that we also have a substantial growth opportunity in the small to medium-sized business market.

Combined, our Office Products Divisions are the world's market leaders in the business-to-business distribution of office products. Operating under the brand name Corporate Express, we enhanced our operating and competitive positions during 2002. We service thousands of office products customers in North America, Europe, Australia/New Zealand, and, through a joint marketing alliance, in Asia.

Corporate Express focuses on and has proven to be successful in servicing the large and strategic account sector. With the integration of our recent acquisitions across all of our Office Products Divisions and our investment in eCommerce and logistics technology, we are confident that we also have a substantial growth opportunity in the small to medium-sized business market. We will be targeting these customers with segmentation programmes that reach them efficiently and allow us to provide the same level of high quality service that our large customers enjoy.

Customer service was considerably enhanced during the year through the implementation of upgraded eCommerce platforms, such as E-Way in the US. We aim to offer dynamic business-to-business tools with a business-to-consumer look and feel and ease of use, dramatically enhancing our customers' ability to source products and track their orders and invoices efficiently.

These eCommerce systems provide a very cost effective marketing and fulfilment channel for our office products businesses. In addition to reducing our cost of sales, these systems also greatly help our customers to control their costs. Customers have improved access to expanded information about order status and centralized, consolidated invoicing. Our eCommerce platforms are linked to internal enterprise systems and greatly enhance our customers' supply chain management as if it were an in-house capability.

Key figures Office Products Total

x EUR million	2002	2001	▲ in EUR	▲ at constant rates
Net sales	6,471	6,717	-3.7%	0.4%
EBITA	261	295	-11.7%	-7.9%
Average capital employed*	1,149	1,260	-8.8%	-5.2%
Return on sales (ROS)	4.0%	4.4%		
Return on average capital employed (ROCE)*	22.7%	23.5%		
Number of employees	18,234	20,468		

* THE DEFINITION OF CAPITAL EMPLOYED HAS BEEN CHANGED, SEE ACCOUNTING POLICIES ON PAGE 59. THE 2001 AMOUNTS HAVE BEEN ADJUSTED.



1,595
2,357
6,033
6,717
6,471
1998
1999
2000
2001
2002

Office Products
Net sales
in millions of euro

In addition, we responded to increased customer needs through the expansion of our product range across all geographic segments, including the following product categories:

- Traditional consumable office supplies such as pencils, pens, paper clips, paper and writing pads;
- Consumable computer products such as toner and inkjet cartridges, magnetic media products, CDs, and diskettes;
- Office furniture such as desks, filing cabinets and chairs;
- Desktop software products such as anti-virus applications and CD label printing software;
- Digital printing equipment and services, including copiers;
- Print and forms management services such as business cards, general business forms, labels and direct mail;
- Customised corporate gifts and promotional items such as caps and mugs;
- Janitorial equipment and supplies such as paper towels, liquid soap and dusters;
- Safety equipment and supplies such as pad-locks and fire extinguishers;
- Breakroom supplies such as coffee, plastic cups and chewing gums.

The Office Products Divisions collectively comprise 65% of Buhrmann's total revenues. Because of the poor economic climate in 2002, organically office product sales declined. Sales totalled EUR 6.5 billion compared to EUR 6.7 billion in 2001. The operating result (EBITA) before amortisation of goodwill was EUR 261 million, down from EUR 295 million last year. On this basis return on sales was 4.0% and the return on capital employed 22.7%. We have implemented cost reduction measures throughout the year to lessen the impact of the reduced level of business activity and to conserve cash.

Global account efforts produced good results, especially through co-operative programmes between our North American and European divisions. We believe that more and more global companies will look to our unique capabilities for managing their non-production supply chains.

Each of our office products operating companies continued to fine-tune its operational capabilities during the year. Among the enhancements were distribution centre consolidations, eProcurement systems implementation, and logistical technologies that enable more effective customer service while increasing our productivity. As a result, our office products business created the building blocks to handle significantly higher throughput with limited additional investment being needed.



56
89
374
295
261
1998
1999
2000
2001
2002

Office Products
Operating result (EBITA)
in millions of euro



21.8%
21.9%
33.0%
23.5%
22.7%
1998
1999
2000
2001
2002

Office Products
ROCE excluding goodwill

The constant quest by our customers for improving efficiencies in procurement processes will continue to drive the growth of our office products business. We are increasing our efforts to be the single source supplier of non-production products for the business-to-business segment. We will assess and expand our product range as necessary to reduce the number of vendors from which our customers must source, with all the attendant costs.

The future will feature more sophistication as we fulfil our customers' outsourcing needs. Meanwhile, maintaining a world-class infrastructure will provide us with opportunities to further capitalise on our operational advantages. This sophistication will enable us to accomplish our strategic objectives as well as providing a good economic return.

Office Products: :resourceful

'Although Stanford Hospital and Clinics & Lucile Salter Packard Children's Hospital was currently managing a mature office products supply programme, we were looking for a partner who could elevate and evolve the programme. With Corporate Express as our office products provider, we have exceeded our overall office product cost per adjusted patient day goals as well as fostered a strategic partnership for continued success.'

[illegible]
[illegible]
[illegible]
[illegible]


Office Products
Computer Supplies
Furniture
Forms and more
Corporate Express
1 888 CE TODAY
CorporateExpress.com

Office Products North America

Over 75% of our surveyed customers said that they have a strong desire to purchase a broader range of products from us. To respond to this need, we added an expanded offer of janitorial, sanitary, safety and breakroom products to our growing range.

The Office Products North America Division continued to enhance its position as the leading distributor of non-production supplies for the business-to-business market sector in the United States and Canada. Managing a dynamic assortment of about 50,000 items, its product range encompasses office products, computer and imaging supplies, furniture, desktop software, promotional marketing products, forms management services, and, expanded in 2002, facility, breakroom and safety supplies.

The company's strategic and large account customer base includes a significant number of Fortune 1000 companies as well as major buyers' co-operatives and governmental entities. It is also increasingly expanding its service for small to medium-sized companies across the United States and Canada. Our distribution network is unmatched in the industry – 180 office product locations (including 38 distribution centres), 33 specialty business locations (including 8 distribution centres) and approximately 1,700 office products delivery vehicles – which helps us provide our customers with excellent levels of next business day delivery services. We greatly enhanced our state-of-the art distribution centre capabilities as two new technologically advanced distribution centres went on line during 2002. These two centres in our two biggest market areas – the New York and Los Angeles metropolitan areas – helped us to consolidate a number of operations and to improve our ability to service our customers' supply chain management needs.

Customer service continues to be the hallmark of Corporate Express North America. We have invested in a considerable amount of technology to ensure the highest quality and to ensure that this quality is consistent across the system. In a customer survey conducted late in 2002, over 10,000 customers gave Corporate Express unsurpassed satisfaction ratings including exceptional performance in the areas of delivery services, order packaging, on-time deliveries, customer service, sales representatives, billing accuracy and billing services. Such technologies as 'pick-to-voice' (automated voice picking technology) in our warehouses increase our ability to assemble multi-line orders accurately and efficiently. Another example of the application of information technology is 'RoadNet' for our vehicles, which directs deliveries in the timeliest manner.



In 2002, we expanded our offer of facility, breakroom and safety supplies.

Key figures Office Products North America

x EUR million	2002	2001	▲ in EUR	▲ at constant rates
Net sales	4,931	5,221	-5.5%	-0.5%
EBITA	197	242	-18.7%	-14.3%
Average capital employed*	937	1,036	-9.6%	-5.1%
Return on sales (ROS)	4.0%	4.6%		
Return on average capital employed (ROCE)*	21.0%	23.4%		
Number of employees	12,211	14,240		

* THE DEFINITION OF CAPITAL EMPLOYED HAS BEEN CHANGED, SEE ACCOUNTING POLICIES ON PAGE 59. THE 2001 AMOUNTS HAVE BEEN ADJUSTED.

Corporate Express North America's sales for 2002 amounted to EUR 4.9 billion, a decrease of 5.5% from EUR 5.2 billion in 2001. Apart from the lower exchange rate of the US dollar, the primary reason for the decline is reduced business activity from existing customers, which can be attributed to the negative economic conditions in the United States and Canada. Within office supplies, sales volumes of computer supplies increased markedly, while sales of furniture along with other higher margin discretionary items decreased, due in part to cost-cutting measures by strategic account customers. In response to the lower demand for office products, the division has reduced inventories, which had led to both a reduction in capital employed and a consequent decrease in volume-related rebates from our suppliers. Another activity that did increase sales, however, was our software business ASAP, which can be attributed in part to strong Microsoft promotions during the year.

The successful integration of the acquired US Office Products activities enabled us to realise significant synergies. Furthermore, the full commercialisation of our E-Way Internet eCommerce system, the application of new technologies such as the 'pick-to-voice' system mentioned earlier, and the full implementation of our ISIS single operating system helped us to achieve significant efficiencies. In the fourth quarter, we announced that we would be eliminating redundant IT systems and reducing our back-office support headcount.

These actions will help dampen the impact of the negative sales environment. Operating result before amortisation of goodwill (EBITA), decreased by 18.7% to EUR 197 million from the EUR 242 million achieved last year.

eCommerce will continue to be an important value driver for Corporate Express North America. Our next generation E-Way system became fully operational during the third quarter of 2002. Customer response to its launch was enthusiastic – on-line sales in the fourth quarter of 2002 increased by 33% over on-line sales in the fourth quarter of 2001. Corporate Express received several favourable rankings for eCommerce and IT innovation, including the InfoWorld 100 IT Innovators, Line 56's Magazine top 56 eBusiness Innovators, and CIO Magazine 100. With over 43,000 E-way customers in the USA, representing 470,000 registered users, the division's eCommerce sales surpassed the USD 1 billion mark this year. Total eCommerce sales in the office products segment rose to 47% of total North-American office products sales for 2002 from 37% in 2001.

Corporate Express continued to increase its North American market share in the large and strategic account market segments during 2002. This success was driven by the division's efforts to improve its service offering targeted at these market segments and was complemented by training, both sales force and sales management. Of particular note is our success in the health care sector.


1,030
1,603
4,703
5,221
4,931
1998
1999
2000
2001
2002

Office Products North America
Net sales
in millions of euro


34
62
333
242
197
1998
1999
2000
2001
2002

Office Products North America
Operating result (EBITA)
in millions of euro

Future organic growth will also have to come from selling more products and services to our existing customers. We will expand our product and services range to help them reduce the number of vendors from whom they need to order. Over 75% of surveyed customers have said that they have strong desire to purchase a broader range of products from us. To respond to this need, we added an expanded offer of janitorial, sanitary, safety and breakroom products to our growing range.

With regard to new customers, we will also be focusing on serving an increased number of small to medium-sized firms. Our eCommerce systems and total supplier capabilities are very valuable to these potential customers, who in many cases do not have established supply chain procedures. We can provide for these customers' supply needs in a manner that significantly reduces their costs and makes their lives easier.

Looking to the future, we are positive about the prospects for our North American business as we will benefit from the operational improvements and cost saving initiatives that have been implemented. We have made the investments to build a world-class distribution infrastructure, representing a chief asset in our capacity to grow our business. We will continue with this effort as well as expanding our footprint with existing customers and growing the Corporate Express supply chain model to small and medium-sized firms.



19.2%
21.1%
37.1%
23.4%
21.0%
1998
1999
2000
2001
2002

Office Products North America
ROCE excluding goodwill


Business
Cards
Business Cards
20

Office Products: :resourceful

'The private label toners that we buy from Corporate Express are absolutely value for money. Quality levels are maintained and printing expenditure has decreased by 25%.'


Corp
Expr


Inkjet Photo Paper
CD/DVD
labels
Photo quality




Inkjet Paper Premium
Inkjet Paper Premium
Inkjet Paper Premium
Inkjet Paper Premium




Super Paper
Super Paper

Office Products Europe

We demonstrated to our customers the benefits of efficient and centralized supply chain management, and now they are looking to Corporate Express to broaden its product range, enabling them to reduce the number of their suppliers.

Corporate Express is among the leaders in business-to-business distribution of office products in Europe. We hold significant market positions in most Western European countries and elsewhere we have partnerships to serve our international customers.

During 2002, Corporate Express Europe completed the integration of the office supplies business of Samas-Groep. All of our office products businesses in Europe now operate under the Corporate Express brand name. A major part of the integration activity during the year took place in the United Kingdom, and consisted of migrating two IT systems and 6,000 customers into one system as well as consolidating five logistic centres into one location in Birmingham (which has been completed ahead of schedule).

Our European office products business accounts for 15% of Buhrmann's total sales. As with other Buhrmann divisions, Corporate Express Europe experienced lower business volumes because of the continuing economic slowdown. Many large customers considerably decreased their white-collar headcount and further reduced their operating costs by restricting their organisations' consumption of office supplies. As a result, total sales of our Office Products Europe Division decreased by 2% to EUR 1,121 million from EUR 1,143 million in 2001. In addition to the integration and restructuring efforts, we have implemented cost reductions that have helped to dampen the effect of the slowdown in sales.

For the past few years, we have been building what is arguably an excellent infrastructure and organisation in our business segment. We therefore believe that today we offer the best customer service in our markets. We will now focus on growing our business with existing customers, and expanding our market shares in the large account segment as well with small to medium-sized enterprises.

Key figures Office Products Europe and Australia

x EUR million	2002	2001	▲ in EUR	▲ at constant rates
Net sales	1,540	1,496	2.9%	3.2%
EBITA	64	53	20.3%	20.6%
Average capital employed*	212	224	-5.3%	-5.0%
Return on sales (ROS)	4.2%	3.6%		
Return on average capital employed (ROCE)*	30.2%	23.8%		
Number of employees	6,023	6,228		

* THE DEFINITION OF CAPITAL EMPLOYED HAS BEEN CHANGED, SEE ACCOUNTING POLICIES ON PAGE 59. THE 2001 AMOUNTS HAVE BEEN ADJUSTED.


565
754
1,330
1,496
1,540
1998
1999
2000
2001
2002

Office Products Europe and Australia
Net sales
in millions of euro

We were successful in demonstrating to our large-account customers the benefits of efficient and centralised supply chain management. These customers demand high levels of service, levels that we can meet and even exceed. They also want to reduce the number of their suppliers and accordingly are looking to Corporate Express to broaden its product and service range, for example in the area of forms management. This will help us become a single-source supplier for more of our customers. Although our business is operating more and more on a European basis, strong positions in individual regional markets or countries continue to be of high importance. At a local market level, for our operations in the UK the year was characterised by the successful completion of a large integration programme under difficult economic circumstances. In Germany, despite lower sales, we managed to increase our market share. The Benelux operations maintained their strong market position, particularly thanks to enhancing their presence in Belgium. Sales of the smaller operations in markets such as France, Italy and Sweden continued to increase. In addition, our larger customers are increasingly seeking international contracts. We have made good progress with our global and pan-European accounts in 2002 and expect further success as we move forward.

The medium-sized and small businesses market segments provide attractive growth opportunities for Corporate Express Europe. Our increased focus on small to medium-sized firms will leverage our existing logistic capabilities. We are therefore establishing dedicated sales organisations for each of our different market segments, and will use a tailored approach to reach these customers through different channels.

Branding is a key strategic priority for our European division. We are introducing 'Corporate Express' as our own brand for essential office products. This brand will comprise more than 1,000 European products in addition to many local items. With a quality equivalent to manufacturers' brands, products sold under our corporate brand offer our customers value for money. In general, office products enjoy very little brand awareness. By putting our own name and corporate identity on a selection of premium quality office supplies, we aim to capitalise on the high service level and other positive attributes associated with Corporate Express. At the same time, this will contribute to meeting our margin objectives.


22
27
41
53
64
1998
1999
2000
2001
2002

Office Products Europe and Australia
Operating result (EBITA)
in millions of euro


27.7%
23.9%
17.5%
23.8%
30.2%
1998
1999
2000
2001
2002

Office Products Europe and Australia
ROCE excluding goodwill

The further development of our eCommerce solutions will continue to be an important building block for the future. During 2003, we will introduce a new state-of-the-art eCommerce platform that offers a specific solution for all segments of the market from the largest to the smallest customer. eCommerce sales grew to a run rate of 19% of total sales of the Office Products Europe Division by the end of 2002.

In conclusion, the Office Products Europe Division is well positioned to resume the organic growth of our business when economic conditions permit. We have the distribution infrastructure and support systems in place to benefit significantly from any upturn in demand as well as developing business in new market segments.


Toner Cartridge
Inkjet Photo Paper
Corporate Express
Inkjet Photo Card

The expansion of our product offer under our Corporate Express brand in Europe will benefit our customers and allow us to strengthen our position.


OFFICE
Corporate
Express
NESCAFÉ
White
Sugar
Crystalfile
Classic
50
EXP
EXP334 Spiral Notebook
120 Pa

Office Products: :resourceful

KPMG, one of the world's leading business advisory firms, has been a client of Corporate Express Australia since June 2001. In June 2002, 30 ExpressOffice cabinets were installed in KPMG's offices throughout the country. 'The ExpressOffice system simplifies our procurement process from raising the order to paying the invoice – removing hidden costs from the equation and improving staff productivity. We pay for what we use, when we use it without the headache of inventory holding issues, allowing us to concentrate on our core business activities. The rationalisation of p-oduct in the cabinets allows us greater control of spend, and as the cabinets are regularly replenished by Corporate Express' team of merchandisers we have access to their products 24 hours a day, 7 days a week,' says [illegible]

Office Products Australia

Corporate Express Australia positions itself as a single-source supplier for large to medium-sized companies' non-production supplies needs. As such, Corporate Express is a powerful agent for improvement in our customers' supply chain cost structure.

Corporate Express Australia is the number one business-to-business office products distributor in Australia and number two in New Zealand. Buhrmann owns a 52% stake in the company: public shareholders own the remaining shares.

The company is successful as a single-source supplier for large to medium-sized customers with regard to all their non-production supply needs. As such, we are a powerful agent for improvement in our customers' supply chain cost structure. More specifically, we support our customers with:

- Innovative eCommerce ordering solutions;
- Comprehensive nation-wide distribution;
- Consolidated billing and reporting;
- Pro-active account management;
- Flexible and timely delivery solutions;
- Cost-saving products marketed under our own brand name;
- Procurement process management tools.

Our product range includes office supplies, canteen and janitorial products, computer and IT products and supplies, print and forms management, office furniture, promotional products, corporate beverages, and audio-visual systems and solutions.

Corporate Express Australia again recorded excellent profitability on buoyant sales levels, though signs of weakening in the Australian economy began to put pressure on the still robust earnings growth in second half of the year. For 2002, sales increased by 19% to EUR 419 million from the EUR 353 million last year.

Organic growth accounted for 14% of the sales increase, while acquisitions accounted for 5%. The company completed six acquisitions for the year, adding EUR 25 million in annualised sales. These acquisitions improved the regional coverage as well as adding to the product range offered to customers.

eCommerce sales continued to rise as customers increasingly turned to this very efficient manner of ordering and tracking their supply needs. eCommerce sales accounted for 34% of total sales for 2002, up from 28% last year. The company introduced its next generation platform, NetXpress 3 during 2002. One of the features of this system is that customers can customise the web site to the extent that it looks like their own internal system.

Corporate Express Australia's growth strategy focuses on increasing its product range to gain more of our existing customers' business. In addition, the company will be increasing efforts to expand its customer base by focusing on the small to medium-sized enterprises market segment. Corporate Express Australia will employ new sales channels such as telemarketing and direct mail to reach these customers efficiently.

The company will continue to make acquisitions to expand its geographic coverage and product range. All these efforts are aligned to reinforce Corporate Express' position as the pre-eminent single-source supplier in Australia and New Zealand.

Paper Merchanting: :resourceful

Robert Horne's Creative Portfolio presenter and website are good examples of the tools our paper merchants offer to inspire graphic designe-s. 'Having such a quick and truly useful resource is fantastic... from seeing the range of creative options open to you as a designer, through to finding weights and envelope sizes available – it's right there when you need it,' says [illegible]


BCDI
LMN
TVX

Paper Merchanting

We have been a pioneer in branding in the European paper industry. This strategy differentiates us from our competition and helps us to improve margins and consolidate our assortment.

Buhrmann continued to strengthen its market position in 2002 as Europe's leading distributor of paper and related products to the commercial print, office and display markets. This was accomplished in the face of a negative economic environment and a very competitive marketplace. In a declining market for paper, Buhrmann paper shipments at 2.5 million tonnes in 2002 were almost equal to the total shipped in 2001. Buhrmann's paper merchanting customers include numerous types of printers, publishers, sign makers, packaging companies and office paper resellers, and office users in 25 nations in Europe, North America, South Africa and South-east Asia. We service these customers with a network of 38 operating companies, 247 customer service offices and 146 distribution centres.

The European paper market is split 50/50 between paper that is distributed by paper merchants to end-user customers, and paper that is sold and shipped directly from the paper mills to high-volume end-user customers such as magazine and newspaper publishers and mail order catalogues. Buhrmann's Paper Merchanting Division has achieved its leadership position as a paper merchanting group by excelling in providing value-added services to customers who require a diversity of high-quality paper products for printing time-sensitive publications.

The Paper Merchanting Division serves four major markets through customer-oriented segment-specific business units: the commercial print market, the office market, the display market, and the packaging market. Paper delivered to commercial printers is used in the production of high quality publications such as fashion magazines, automobile marketing materials, art books, and corporate publications such as the Buhrmann annual report. Office papers for use in copiers and desktop printers are sold to the office market, either directly to end-users or to resellers. This segment has proven to be a relatively high value-added growth market. Display products include materials used by screen printers to create advertising billboards, posters and the lettering and designs for shop windows, buses, aircraft and a number of other point-of-sale applications. The packaging consumables business is a niche market with significant growth potential, with both existing and new customers.


Wir kennen uns

Deutsche ADP is the exclusive distributor of a new print medium that has been developed for 'floor advertising', which is being applied in Berlin's 141 metro stations.

Key figures Paper Merchanting

x EUR million	2002	2001	Δ in EUR	Δ at constant rates
Net sales	2,988	3,126	-4.4%	-3.8%
EBITA	74	93	-21.0%	-20.7%
Average capital employed*	683	696	-1.9%	-1.5%
Return on sales (ROS)	2.5%	3.0%		
Return on average capital employed (ROCE)*	10.8%	13.4%		
Number of employees	5,411	5,519		

* THE DEFINITION OF CAPITAL EMPLOYED HAS BEEN CHANGED, SEE ACCOUNTING POLICIES ON PAGE 59. THE 2001 AMOUNTS HAVE BEEN ADJUSTED.

The negative economic conditions that began in 2001 continued throughout 2002. Low levels of advertising and direct marketing activity adversely affected demand for paper in the commercial print segment. This was particularly the case for coated paper, which accounts for approximately 50% of this segment. The display business segment suffered as advertising screen printing activity was lower and point-of-sale materials printing declined. The sales volume in the office paper market increased, whereas it declined in the secondary packaging market.

In this adverse environment, Buhrmann increased its market share by maintaining excellent customer service levels – the primary variable in the paper merchanting business. The division's branding strategy is also a clear contributor to increasing customer loyalty. Overall Buhrmann tonnage shipped was slightly lower compared with the year earlier in a market where industry tonnage was down by 5%. In this weak market, Buhrmann strove to maintain its premium price position, and was able to restrict the decline in its average selling prices. As a result, sales for the paper merchanting business declined by 4.4% in 2002 to EUR 3.0 billion, from the EUR 3.1 billion recorded last year. The division accounts for 30% of Buhrmann's total sales.

The operating result (EBITA) in Paper Merchanting was EUR 74 million compared to EUR 93 million in 2001. The division focused on maintaining margins that appropriately reflect appreciation for our high service levels, controlling internal costs and modest headcount reduction programmes to stem the impact of the lower levels of business activity. Late in the year, a restructuring was announced that will include the consolidation of several activities in the division. This will result in the closure of a number of paper merchanting warehouses.

Buhrmann's Paper Merchanting profitability growth strategies remain as before: retain existing customers and increase market share through offering superior customer service, the growth of sales under our own group brands, the growth of sales in profitable niches such as the display and packaging markets, and the increase of operational efficiencies by developing sophisticated eCommerce solutions.

The division has been a pioneer in branding in the European paper industry. This strategy differentiates us from our competition and helps us to improve margins and consolidate our assortment. Our 'Hello' brand remains the number one recognised coated wood-free paper in Europe (source: Opticom International Research 2002). 'Hello' is a premium brand that offers printers a wide range of coating surfaces. We introduced 'Core' as a basic value brand of essential coated papers which provides printers with a less comprehensive service offer compared to the flagship brand 'Hello', and a different value proposition. 'ON', our wood-free premium uncoated paper continued to gain customer loyalty and displayed fast growth. In office papers, our 'Motif' and licensed 'IBM' papers offer sound customer value propositions to the office market. Our proprietary branded sales in 2002 rose significantly as a percentage of total division sales compared to the previous year. We are targeting further growth in 2003.


EPSON STYLUS

We have extended the use of our Group brand Motif from office paper to a range of paper-related office supplies.


2,187
2,397
3,014
3,126
2,988
1998
1999
2000
2001
2002

Paper Merchanting
Net sales
in millions of euro

We continued to expand our use of technology to drive business, particularly in the smaller market areas. We have rolled out our eCommerce platform, which we share with the Graphic Systems Division, to eight of our operating companies in 2002 that together represent 57% of the Paper Merchanting Division's sales. We plan to add more operating companies in 2003. Our experience is that this platform is particularly effective in driving business when we are able to integrate it with our customers' estimating and purchasing software systems.

The case for paper merchants remains strong. Customers are increasingly employing purchasing patterns that favour rapid delivery of small quantities of paper from a wide assortment of products and services. In addition, customers are requiring new levels of service, such as cutting sheets to specific lengths in the display market. Digital printing technologies are bringing a whole new class of customers to us, as well as creating growth opportunities with existing customers. Buhrmann is uniquely qualified to profit from these trends because of our unceasing commitment to high levels of customer service and our strong portfolio of high quality paper products, an increasing proportion of which in our Group brands.


67
86
130
93
74
1998
1999
2000
2001
2002
14.8%
17.2%
20.5%
13.4%
10.8%
1998
1999
2000
2001
2002

Paper Merchanting
Operating result (EBITA)
in millions of euro

Paper Merchanting
ROCE excluding goodwill

Graphic Systems: :resourceful

'Today the market demands prompt order fulfilment. With the need for very short production times, supplies ordering has become a crucial factor. Thanks to Macchingraf SprintShop, we now have a direct line available 24 hours a day, 7 days a week. It provides us with a smart and user-friendly service that is responding in real-time, quoting prices, material availability and purchasing conditions. I couldn't believe it was so easy, but everything is within our reach in just one click!'

[illegible]


Macchingraf SprintShop
Macchingraf
Categoria selezionata SprintShop
Varie
Varie

Graphic Systems

Our record of helping customers – providing 24 hours a day and 7 days a week reliability for service, supplies and spare parts – and reducing their sourcing costs, will enable us to continue to grow this valuable business.

The Graphic Systems Division serves the professional graphic arts and printing industry through its industry-leading distribution of graphic machines, materials and related services in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain. The hallmarks of the division's product mix are Heidelberg printing presses, considered within the graphic and printing industry as the best in the market. In October 2002, Buhrmann and Heidelberg celebrated the 75th anniversary of their relationship. In December we reached an agreement with Heidelberg on the continuation of Buhrmann's distribution rights in the six European countries mentioned above. The new contract takes effect as of 1 July 2003 and applies for five years. In addition to printing machines the Graphic Systems Division also distributes, pre-press systems, cutting, folding and binding equipment, and consumable printing supplies such as films, plates and inks, as well as spare parts. Service and technical support are also important solutions that the division provides to its customers.

Buhrmann's leading reputation in this industry is built on our wealth of knowledge and application expertise. Because of this, customers rely on our operating companies to help them achieve greater effectiveness for their operations. As a result, they come to us for total solutions – from the equipment to training to service and support to consumable supplies.

The continuing economic malaise affected our customer base in 2002 as reduced advertising and direct marketing programmes hurt the demand for printing. Accordingly, printers avoided making capital expenditures on equipment. Graphic Systems Division sales fell by 13.6% to EUR 489 million from the EUR 565 million in 2001. The division accounts for approximately 5% of total Buhrmann sales. Added value was lower than last year because of lower margins, attributable, in part, to an increased investment in building a digital printing equipment business. The contribution of the service, supplies and spare parts business again increased in 2002 but could not offset the overall margin decline. The operating result before amortisation of goodwill (EBITA) for 2002 was EUR 23 million, down by 39% from the EUR 38 million in 2001.

Key figures Graphic Systems

x EUR million	2002	2001	▲
Net sales	489	565	-13.6%
EBITA	23	38	-39.0%
Average capital employed*	122	118	3.2%
Return on sales (ROS)	4.7%	6.7%	
Return on average capital employed (ROCE)*	18.8%	31.8%	
Number of employees	1,139	1,176	

* THE DEFINITION OF CAPITAL EMPLOYED HAS BEEN CHANGED, SEE ACCOUNTING POLICIES ON PAGE 59. THE 2001 AMOUNTS HAVE BEEN ADJUSTED.



499
528
556
565
489
1998
1999
2000
2001
2002

Graphic Systems
Net sales
in millions of euro

The investment in the digital printing segment is in line with the division's focus on reducing the impact of the cyclical nature of the offset printing press business. The digital market is a new channel for us, primarily comprised of corporate customers who do large amounts of in-house printing. We will serve this market with a state-of-the-art direct imaging system branded NexPress, which is a joint development product of Heidelberg and Kodak, as well as providing service, technical support, and consumable supplies. Direct imaging technology enables personalised printing – a significant benefit for direct marketers – providing high quality, smaller print run quantities and very fast print job turnaround.

Another contra-cyclical strategy is our growing service, supplies and spare parts business – the '3s':

- Services, including equipment maintenance and repair, technical support and customer training;
- Supplies, such as inks, plates and films used in the printing process;
- Spare parts for presses and other graphic equipment.

The strategic significance of the '3s' activities is to make the results of our entire graphic business less sensitive to the traditional economic cycle than the printing press market. As a benchmark, the gross margin of this business is now covering 58% of the total cost of the entire Graphic Systems Division, up 5 percent from 53% in 2001.

We intend to grow our business by expanding the range of our offering in the '3s'. Our record of helping customers – providing 24 hours a day and 7 days a week reliability for service, supplies and spare parts, and reducing their sourcing costs – will enable us to continue to increase the share of this valuable business.

In order to enhance our ability to service our customers for the '3s', we launched an eCommerce application in 2002 which has been developed in joint co-operation with Buhrmann's Paper Merchanting Division. We are confident this tool will help us to increase sales, lower costs and improve ordering and distribution efficiency. By the end of 2002, approximately 20% of our supplies business were transacted on our eBusiness platform.



43
45
50
38
23
1998
1999
2000
2001
2002

Graphic Systems
Operating result (EBITA)
in millions of euro



63.9%
51.4%
48.2%
31.8%
18.8%
1998
1999
2000
2001
2002

Graphic Systems
ROCE excluding goodwill

Looking to the future for the Graphic Systems Division, the longer-term prospects are good. The impact of the economic downturn will continue into 2003 and negatively affect the market for offset printing equipment. Since there are long lead times in our equipment business, generally an economic upswing does therefore not immediately correlate with sales for us. Also, the major trade show for the graphic arts industry – DRUPA – is being held only once every four years. This event usually results in increased sales of printing equipment because new technology is showcased at this fair. The next DRUPA will be in May 2004. We would expect that the combination of improvements in the economy and the impact of the DRUPA fair to favourably affect sales in 2004. We continue to be optimistic about the long-term opportunity in the digital printing market and about our ability to grow our service, supplies and spare parts business.

Corporate Responsibilities

In the first nine months after the introduction of this initiative in March 2002 our customers recycled nearly 135,000 inkjet cartridges raising almost USD 170,000 for Special Olympics, USA.

Our business activities and corporate governance are supported by a firmly embedded awareness of the company's responsibilities towards all of its stakeholders. In fact, having policies and well-defined programmes in place helps our organisation differentiate itself in a positive sense. In addition, we support non-governmental organisations and research institutes that advise on, monitor and rate ethical, social and sustainable corporate behaviour. We are convinced that in 2002 this continued to contribute to winning and retaining loyal customers, suppliers and staff, as well as the support from a broader group of stakeholders.

Our people

Employees (FTEs) per year-end

	2002	2001
Office Products North America	12,211	14,240
Office Products Europe and Australia	6,023	6,228
Paper Merchanting	5,411	5,519
Graphic Systems	1,139	1,176
Holding	74	72
Total Group	**24,858**	**27,235**

A continued slowdown in business activities in 2002 necessitated further adjustment to Buhrmann's cost base. Following a period of post-merger integration, 2002 was a year of maximising efficiencies, and difficult decisions were made to streamline the organisation, resulting in a reduction in employment by about 2,300 FTEs at year-end. In addition, the reorganisation we announced late in 2002 will affect another 1,100 positions.

Despite the difficult business environment, we continue to be focused on developing and retaining a high calibre workforce. Throughout 2002 our dedicated, professional and highly skilled people have performed great work. We believe it is our people, what they know, what they do, and the commitment and enthusiasm they apply in doing it, which will continue to provide our Group with leading market positions.

In 2002 we further invested in the knowledge and skills of our people. In-company training programmes across a broad spectrum of business related topics have now been progressively developed in North America, Europe and Australia/New Zealand. Large numbers of employees


Corporate Express
1 888 CE TODAY
Corporate Express

The implementation of dynamic routing systems helps us to reduce fuel consumption and benefits the environment.

have participated in seminars and courses in Selling and Customer Service Skills, eCommerce, Operations and Safety, Systems and PC Skills. In addition, we have committed significant resources to developing our management talent. In North America an enhanced Leadership Succession Program was introduced, together with a renewed focus on management training to upgrade leadership skills and positively impact employee morale and retention. In Europe, the Buhrmann Academy provided management teams with an opportunity to enrich their knowledge of economic value creation processes in relation to our business. In 2003, we will pilot a new management incentive scheme that will reward progress measured on the basis of economic value creation.

The Group is increasingly making use of employee satisfaction surveys to seek employee feedback and respond to employee concerns. Such surveys were implemented in North America, Europe and Australia in 2002. Open communication is further fostered through regular dialogue with employee representatives in Works Councils meetings on a European level and in many countries.

Ethics and social responsibility

The norms and standards prescribed in the Group's 'Business Principles and Code of Ethics' serve as broad universal guidelines for the entire enterprise. Since we are operating as a decentralised organisation, our local management has a high degree of autonomy within this framework. Management – at all levels – is responsible for supervising compliance with these rules. In addition, our various divisions have their own documented policies with regard to ethical behaviour, safety, and environmental awareness. We continue to place high importance on a harassment-free workplace, equality of treatment, and opportunity and reward based on performance.

As we buy large quantities of goods from a broad range of producers, we are able to demand that they comply with our standards with regard to ethical, social and environmental sustainability. This is illustrated by the 'Ethical Business Practice' clause that forms an integral part of the contracts Corporate Express Europe has agreed with suppliers of products within our European catalogue assortment. This clause explicitly states that we demand from producers that they do not just abide with applicable laws and regulations, but also that they conduct their activities in a manner contributing to the wider goal of sustainable development. Among other things, we require them to contribute to the effective


116

In order to increase workplace safety our warehouse operators receive special training.



Corporate Express North America offers a very extensive range of Diversity Product Solutions, supporting minority-owned business enterprises and woman-owned businesses.

abolition of child labour and to the elimination of all forms of forced labour, to refrain from discrimination and to promote greater equality with regard to employment opportunities, to take due account of the need to protect the environment and public health and safety, and to refrain from bribery. In fact, it is a long-standing practice within our divisions to set explicit ethical standards for doing business with us. In addition, as a consequence of our sourcing programmes such as 'Diversity Product Solutions', 'Minority-Owned Business Enterprises', and 'Women-Owned Business Enterprises' in the US, we believe that we offer diversity purchasing solutions that exceed the opportunities in this area offered by competitors.

Environmental awareness

Buhrmann's environmental awareness is equally backed-up by both policy statements and concrete business initiatives to promote sustainable use of natural resources. Compliance with sustainability standards concerning environmentally friendly production methods in the paper industry, for example, is being given considerable attention. Independent environmental compliance and wood supply audits form an integral part of our discussions with paper producers. Just as we prefer to do business with suppliers that maintain high sustainability standards, we aim to differentiate ourselves from competitors through our offer of environmentally friendly and recycled products. In addition, we encourage environmentally friendly behaviour by our customers by promoting participation in our recycling programmes. Through Corporate Express North America's SPECIAL OLYMPICS INKJET RECYCLING PROGRAM, for example, we encourage our customers to recycle their used inkjet cartridges by making a donation to Special Olympics for each recycled cartridge. In the first nine months after the introduction of this initiative in March 2002 our customers recycled nearly 135,000 cartridges, raising almost USD 170,000 for Special Olympics, USA.
The implementation of dynamic routing systems by our Office Products North America Division and the introduction by Robert Horne (one of our paper merchanting subsidiaries in the UK) of double-decker trailers are initiatives that demonstrate how we are succeeding at further increasing the efficiency of our distribution processes, while at the same time reducing fuel consumption and carbon emission. Since the introduction of double-decker trailers by Robert Horne in May 2001 to mid-December 2002, in this subsidiary alone we saved approximately 521,000 miles in transportation and reduced carbon emissions by an estimated 900 tonnes.

Health and safety

Our efforts to contribute to the protection of health and safety of our staff and our customers reaches out beyond the use of protective clothing, clear labelling of hazardous materials and other physical safety measures. Employee instructions and training courses throughout our organisation include behaviour-based programmes that



Through Corporate Express North America's SPECIAL OLYMPICS INKJET RECYCLING PROGRAM, we encourage our customers to recycle their used inkjet cartridges by making a donation to Special Olympics for each recycled cartridge.

teach proper lifting techniques, defensive driving programmes designed to instruct drivers on how to avoid common accidents, and instructions for handling hazardous materials, as well as fire prevention, ergonomics and electrical safety training. To give some illustration of the scale of these training activities, within our largest division – Office Products North America – approximately 7,000 employees have been trained in Safe Lifting since 1998, about just as many staff have been trained in Fleet Safety since 1999, and a comparable number of employees have attended a Hazardous Materials Shipping and Safety Training course since 1998.

Corporate citizenship

Our activities in the area of community involvement and corporate citizenship continue to be locally driven, allowing our operating companies to participate directly within their communities, and enabling them to offer frameworks for employee participation. Virtually every Buhrmann company has again participated in fund-raising initiatives or acted as a sponsor or financial donor in 2002. Initiatives included fund-raising activities for the AMERICAN RED CROSS to aid relief efforts following the tragedy on 11 September 2001, financial support for cancer research – for example through the sixth consecutive year of sponsorship of the RACE FOR THE CURE in Denver (Colorado, USA) – and initiatives in various countries to support WAR CHILD.

Financial Overview of the Year 2002

Net sales per division

in millions of euro	2002	2001	change in EUR	change at constant rates
Office Products North America	4,931	5,221	-5.5%	-0.5%
Office Products Europe and Australia	1,540	1,496	+2.9%	+3.2%
Paper Merchanting	2,988	3,126	-4.4%	-3.8%
Graphic Systems	489	565	-13.6%	-13.6%
Total	**9,948**	**10,408**	**-4.4%**	**-1.6%**

Net sales in 2002 for the total Buhrmann Group were EUR 9,948 million, compared with EUR 10,408 million in 2001, a decrease of 4.4%. At constant rates, net sales decreased by 1.6%, which excludes the effect of currency exchange rate movements. In general, the decrease has to be evaluated in view of the difficult economic climate resulting in unfavourable market circumstances.

In the Office Products North America Division, net sales decreased by 5.5% to EUR 4,931 million in 2002 from EUR 5,221 million in 2001. At constant rates, sales were almost level, posting a 0.5% decline. When comparing sales, the acquisition of the USOP actvities in mid-May 2001 should be taken into account. In 2002, the organic sales growth was nil. Sales of office supplies declined, whereas the demand in sales of computer supplies and desktop software increased in 2002. Within office supplies and furniture, we experienced a lower demand from our existing customers which could not be compensated by our new account wins.

Net sales in the Office Products Europe and Australia Divisions combined increased by 2.9% to EUR 1,540 million in 2002 from EUR 1,496 million in 2001. Measured at constant exchange rates, the increase amounted to 3.2%. This is mainly due to the full year consolidation in 2002 of the acquired office supplies division of Samas-Groep in April 2001. Organically, sales in the Office Products Europe and Australia Divisions combined were about 2% lower than last year. In Europe, sales declined by about 7% organically. The decline particularly ocurred in countries in which we depend to a major extent on the large-account customers market segment. This is especially the case in Germany, the UK and the Netherlands. In other European countries we have a strong position in the customer segment of medium-sized companies. Here our operations continued to enjoy healthy sales growth. Our Australian/New Zealand based Office Products Division increased net sales by 18.6% to EUR 419 million in 2002 from EUR 353 million in 2001 with organic growth accounting for about 14% of the increase and acquisitions for about 5%.

Net sales in the Paper Merchanting Division decreased by 4.4% to EUR 2,988 million in 2002 from EUR 3,126 million in 2001. Measured at constant exchange rates, the decrease amounted to 3.8%. Sales volumes were slightly lower than in 2001. Average paper prices were almost 4% lower than in 2001. Organically, sales were also 4% lower than last year. The sales mix between 'stock' and lower priced 'indent' (paper ordered through merchants but delivered directly from the mills) was stable in 2002. Volumes sold in the commercial print customer segment suffered from adverse market conditions. Sales volumes of business papers sold in the office market showed a positive trend.

Net sales in the Graphic Systems Division decreased by 13.6% to EUR 489 million in 2002 from EUR 565 million in 2001. Sales of services, supplies and spare parts ('3 Ss') further increased which has partly offset the decline in the sale of machinery.

Added value per division

in millions of euro	**2002**	2001	change in EUR	change at constant rates
Office Products North America	1,261	1,388	-9.1%	-4.1%
Office Products Europe and Australia	413	398	+3.6%	+3.9%
Paper Merchanting	461	475	-2.9%	-2.1%
Graphic Systems	118	135	-12.5%	-12.5%
Total	**2,253**	**2,396**	**-6.0%**	**-2.9%**

In 2002, total added value decreased as a result of lower net sales and changes in the sales mix. The full year consolidation in 2002 of the businesses acquired in 2001 had a positive effect on added value. The net effect was a decrease in added value of 6.0% to EUR 2,253 million in 2002 from EUR 2,396 million in 2001. Measured at constant exchange rates the decline amounted to 2.9%.

Added value as a percentage of net sales amounted to 22.6% in 2002 compared to 23.0% in 2001.

In the Office Products North America Division, added value decreased by 9.1% to EUR 1,261million in 2002 from EUR 1,388 million in 2001. Excluding currency translation effects, the decrease was 4.1%. Added value



Many of our customers have limited their purchases to low-cost items, while postponing discretionary spending on luxury goods.

as a percentage of net sales decreased to 25.6% in 2002 from 26.6% in 2001. The percentage of lower margin software and computer supplies sales increased relative to sales of furniture and other higher margin discretionary items compared to 2001. The proportion of contract sales increased and, in addition, strategic and large-account customers accounted for an increasingly large portion of the division's sales. As a consequence, the gross margin was lower. In general, gross margins for individual products and services were relatively stable. Apart from the pressure on the overall gross margin, the decrease in volume related supplier rebates and higher allowances paid to our customers had an adverse effect on added value. The full year consolidation in 2002 of the acquired USOP business in 2001 had a positive effect on added value.

Added value in the Office Products Europe and Australia Divisions combined increased by 3.6% to EUR 413 million in 2002 from EUR 398 million in 2001 or 3.9% measured at constant exchange rates. This increase is predominantly a result of the sales growth in Australia and the full year consolidation in 2002 of the acquired Samas business. In the Office Products Europe Division, the gross margin increased as a result of the further penetration of products sold under its own corporate brand and the use of customer profitability analyses. Overall gross margins for individual products and services were relatively stable. Added value was negatively impacted by an increase in delivery expenses.

Added value as a percentage of net sales in the Office Products Europe and Australia Divisions combined gained slightly to 26.8% in 2002, up from 26.6% in 2001.

Added value in the Paper Merchanting Division decreased by 2.9% to EUR 461 million in 2002 from EUR 475 million in 2001. Measured at constant exchange rates, the decline was 2.1%. This decrease was due to lower average paper prices while gross margins were slightly higher in 2002 compared to 2001. In order to improve profitability, the division has initiated actions to address specific business areas that yield unsatisfactory returns. In addition, the strategy aimed at increasing the share of paper sales under our group brands is contributing to maintaining or improving gross margins. Added value was negatively affected by losses on uncollectable trade receivables. The net effect of these and other factors was that added value as a percentage of net sales in the Paper Merchanting Division moved up slightly to 15.4% in 2002 from 15.2% in 2001.

Added value in the Graphic Systems Division decreased by 12.5% to EUR 118 million in 2002 from EUR 135 million in 2001. The increased contribution of the service, supplies and spare parts ('3Ss') business, which have higher margins, and lower inventory provisions following increased inventory turns of offset printing equipment, could not compensate the decrease in added value of machinery. Added value as a percentage of net sales in the Graphic Systems Division slightly increased to 24.2% in 2002 from 23.9% in 2001.



We are making substantial investments in the introduction of the NexPress digital printing equipment, which will allow us to enter into new market segments.

Operating result per division

in millions of euro	2002	2001	change in EUR	change at constant rates
Office Products North America	197	242	-18.7%	-14.3%
Office Products Europe and Australia	64	53	+20.3%	+20.6%
Paper Merchanting	74	93	-21.0%	-20.7%
Graphic Systems	23	38	-39.0%	-39.0%
Holdings	-16	- 18	+11.1%	+11.1%
Operating result before amortisation and impairment of goodwill (EBITA)	**342**	**408**	-16.2%	-13.4%
Amortisation of goodwill	-70	-67		
Impairment of goodwill	-573	-		
Operating result (EBIT)	**-301**	**341**		

Operating result before amortisation and impairment of goodwill decreased by 16.2% to EUR 342 million in 2002 from EUR 408 million in 2001 and as a percentage of net sales to 3.4% in 2002 from 3.9% in 2001. Measured at constant exchange rates, the operating result before amortisation and impairment of goodwill decreased by 13.4%. Operating costs (excluding depreciations) decreased by EUR 82 million compared to the previous year. At constant rates the decrease was EUR 22 million. This operating result has been achieved as cost savings resulting from the successful integration of acquired businesses and additional restructuring measures have partly offset the effects of lower sales volumes and a sales mix that included a larger proportion of lower-margin products. Depreciation costs of tangible fixed assets increased by 4.6% mainly due to the full year consolidation of the aforementioned acquisitions and a reduction in 2001 following the reassessment of the useful lives of some tangible assets in the Paper Merchanting Division.

In the Office Products North America Division, operating result decreased by 18.7% to EUR 197 million in 2002 from EUR 242 million in 2001. Adjusted for currency translation effects, the decrease is 14.3%. Lower added value was only partly compensated by a decrease of more than 7% in labour and other operating costs compared to 2001. Significant synergy savings were realised through the successful integration of the acquired USOP activity, which was completed in the course of 2002 and the implementation of the restructuring programme announced in May 2001. Total operating costs including depreciation improved as a percentage of sales from 21.9% in 2001 to 21.6% in 2002. Notwithstanding these efforts, operating result in the Office Products North America Division as a percentage of net sales decreased to 4.0% in 2002 from 4.6% in 2001.

Operating result in the Office Products Europe and Australia Divisions combined increased by 20.3% to EUR 64 million in 2002 from EUR 53 million in 2001. Adjusted for currency translation effects, the improvement amounted to 20.6%. The increase is attributable to the increase in added value, whereas labour and other operating costs increased by only 1.9%, despite the full year consolidation in 2002 of the acquired Samas activities in 2001. This is primarily due to synergy savings realised by the successful integration of the Samas activities, which was completed in the course of 2002, and by cost savings as a result of restructuring measures, which were taken in 2001 and fully effected in 2002. Depreciation costs increased by 13.4% in 2002 compared to 2001 predominantly as a result of the full year consolidation of the acquired Samas activities. Operating result as a percentage of net sales in the Office Products Europe and Australia Divisions increased to 4.2% in 2002 from 3.6% in 2001.

Operating result in the Paper Merchanting Division decreased by 21.0% to EUR 74 million in 2002 from EUR 93 million in 2001. Adjusted for currency translation effects, the decline was 20.7%. The decrease is due to lower added value. Labour and other operating costs were comparable with 2001 as savings achieved through controlling internal costs and modest headcount reduction programs were more or less offset by cost inflation. Operating result as a percentage of net sales in the Paper Merchanting Division decreased to 2.5% in 2002 from 3.0% in 2001.

In the Graphic Systems Division, operating result decreased by 39.0% to EUR 23 million in 2002 from EUR 38 million in 2001. This decrease is a result of a decline in added value while labour, other operating, and depreciation costs, slightly increased. The investments associated with this year's launch of the NexPress digital printing press caused an increase in operating costs. Excluding these investments, the division's costs would have been lower than in 2001 as the total number of staff was further reduced to adjust to the lower levels of business activity. Operating result as a percentage of net sales in the Graphic Systems Division decreased to 4.7% in 2002 from 6.7% in 2001.

In the holdings, operating result was EUR 16 million negative in 2002 compared to EUR 18 million negative in 2001. Operating costs decreased in 2002 mainly as a result of incidental gains such as insurance benefits and some property gains.

Amortisation costs of goodwill were EUR 70 million in 2002 compared to EUR 67 million in 2001. Following the outcome of the annual impairment test, impairment losses on goodwill of EUR 573 million were recorded in 2002. The impairment reflects the recent business performance, which is lower than expected when the acquisitions were made. These include acquired businesses in our Office Products Divisions, both in Europe and in the US, and in the Paper Merchanting Division. In addition, reduced visibility concerning future performance has lead to a higher discount factor (cost of capital) for calculating the fair value of the business.

Operating result after amortisation and impairment of goodwill was a loss of EUR 301 million in 2002 compared to an income of EUR 341 million in 2001 and as a percentage of net sales a loss of 3.0% in 2002 compared to an income of 3.3% in 2001.



Internet ordering increases operational efficiency and helps us to improve our gross margin.


Lysol
Lysol

By extending our product offer with other non-production related items, such as janitorial and sanitary products, we improve the capacity utilization of our distribution infrastructure.

Financial income and expense; Minority interests; Taxation

in millions of euro

	2002	2001
Net financing costs	-199	-210
Results from participations and other financial results	16	-3
Minority interests	-12	-9
Tax expense on result from ordinary operations	-18	-24
Total	**-213**	**-246**

Net financing costs decreased by 5.4% to EUR 199 million in 2002 from EUR 210 million in 2001. Lower interest margins following the expansion of the securitisation programme with the issue of medium-term notes, lower average interest-bearing debt, lower overall interest rates and foreign exchange gains caused net financing cost to decrease. Lower interest was partly offset by an increase in amortisation of financing fees to EUR 22 million in 2002 from EUR 16 million in 2001, mainly due to a write-off in connection with early redemption of debt.

A number of incidental items, such as the release of a provision for uncollectibility of loan notes related to the sale of the Information Systems Division, resulted in EUR 16 million income under results from participations and other financial results.

Minority interests mainly represents the 48% share of third parties in the result of Corporate Express Australia Ltd.

The effective tax rate amounted to 12.2% in 2002 (2001: 11.8%) and is below Buhrmann's weighted average statutory tax rate of 25.6% (2001: 26.2%) due to changes in valuation allowances, predominantly related to the valuation of losses carried forward, exempt income, non-deductible expenses and incentives. Tax expense in 2002 benefited from changes in the composition of the geographic distribution of taxable earnings and finalised tax audits leading to a release of allowances which were recorded in previous years and which are no longer deemed necessary.

Net result from ordinary operations; Net result

Net result from ordinary operations was a loss of EUR 514 million in 2002 compared to an income of EUR 95 million in 2001. Net result from ordinary operations before amortisation and impairment of goodwill (cash earnings) was an income of EUR 129 million in 2002 compared to EUR 162 million in 2001, a reduction of 20.2%. Per ordinary share, fully diluted net result from ordinary operations before amortisation and impairment of goodwill decreased to EUR 0.74 in 2002 from EUR 1.02 in 2001.


motif plus
motif plus

Sales volumes in office papers continued to grow.

Extraordinary income in 2002 of EUR 10 million consists of a release of a provision for warranties relating to divested companies which were settled in 2002. Extraordinary expense in 2002 of EUR 113 million includes a charge of EUR 111 million relating to both restructuring measures and write-offs on IT and distribution infrastructure. The restructuring aims to achieve operational cost reductions in both the Office Products Divisions in North America and Europe as well as Paper Merchanting Division. It concerns a net headcount reduction of about 1,100 FTE's. There was a tax benefit of EUR 29 million in 2002.

Consequently, net result was a loss of EUR 588 million in 2002 compared to an income of EUR 55 million in 2001.

Acquisitions and divestments

In the course of 2001, Buhrmann made major acquisitions and divestments which affect comparability as these acquisitions and divestments are included for the full year in the 2002 numbers. In April 2001, the office supplies division of Samas-Groep NV was acquired and in May 2001, the North American office products activities of US Office Products Company (USOP). In November 2001, the sale of Corporate Express Nederland B.V. (Zwolle) was effected.

We have realised synergies as a result of the integration of the acquired Samas and USOP activities which was completed in the course of 2002. The synergies connected with these integrations relate to favourable sourcing capabilities and scale-of-operation efficiencies, such as the consolidation of warehouses and distribution facilities.

In addition, we made a number of smaller acquisitions and divestments in 2002 and 2001.

Capital employed

Capital employed decreased to EUR 3,483 million at year-end 2002 from EUR 4,629 million at year-end 2001, which is mainly due to lower exchange rates (EUR 489 million), the impairment of goodwill (EUR 573 million) and stringent working capital management. In 2002, working capital was further reduced to EUR 1,103 million from EUR 1,232 million in 2001. More importantly, average working capital as a percentage of net sales decreased from 13.3% in 2001 to 12.9% in 2002. This can be primarily attributed to continuing good progress in reducing trade receivables and inventories partly offset by lower trade payables. Goodwill decreased to EUR 1,788 million at year-end 2002 from EUR 2,684 million at year-end 2001, as a result of the impairment (EUR 573 million), lower exchange rates (EUR 290 million), amortisation (EUR 70 million), net of additions mainly due to acquisitions by the Office Products Australia Division, and the final determination of goodwill relating to the acquisition in 2001 of the office supplies divisions of Samas and the North American office products activities of USOP.

Capital structure

Group equity was EUR 1,811 million at 31 December 2002 compared to EUR 2,671 million the year before. The decrease in group equity is predominantly attributable to a net loss in 2002 of EUR 588 million and negative translation differences of EUR 258 million. Guarantee capital was EUR 2,145 million at 31 December 2002 and EUR 3,068 million at 31 December 2001, representing 40% and 43% of total assets respectively.

The market capitalisation of the ordinary shares was EUR 552 million at the end of 2002 and EUR 1,626 million at the end of 2001. In addition, the cumulative preference shares A had a market value of EUR 155 million (2001: EUR 173 million) and the implied market value of the preference shares C amounted to EUR 380 million (2001: EUR 421 million). This brings the total market value of all equity components to EUR 1,087 million at the end of 2002 compared to EUR 2,220 million at the end of 2001.

Net interest-bearing debt was reduced from EUR 2,004 million at the end of 2001 to EUR 1,735 million at the end of 2002 of which EUR 195 million was caused by currency translation effects. With cash of EUR 37 million, gross debt amounted to EUR 1,772 million per year-end 2002. The composition of debt was changed by repayments on bank debt of EUR 171 million, funded primarily out of the positive available cash flow which includes EUR 71 million of proceeds out of the early redemption of loan notes which we received as part of the consideration for the sale of the Information Systems Division in 2000. At year-end 2002 the outstandings under the Term Loans A and B amounted to EUR 1,098 million including compulsory redemptions in 2003 of EUR 61 million.

Cash flow analysis

Cash flow from operating activities was EUR 258 million in 2002 compared to EUR 469 million in 2001. This decrease is predominantly due to lower operating result. The effect of lower trade receivables was offset by lower trade payables. Lower interest and profit tax payments in 2002 compared to 2001 had a positive impact on cash flow from operating activities.

Investments in tangible fixed assets amounted to EUR 107 million in 2002 compared to EUR 127 million in 2001. Cash used for acquisitions was EUR 9 million in 2002 compared to EUR 578 million in 2001, which includes the acquisition in 2001 of the office supplies companies of Samas (EUR 321 million) and the North American office products activities of USOP (EUR 193 million). Payments for integration of acquisitions amounted to EUR 90 million in 2002 compared to EUR 208 million in 2001. These payments relate predominantly to the integration of the acquired Samas and USOP businesses which was completed in the course of 2002. Divestment proceeds in 2002 were EUR 68 million compared to EUR 147 million in 2001. In 2002, this includes the proceeds of an early redemption of loan notes. The resulting available cash flow from operations was EUR 120 million positive.

Cash flow from financing activities was EUR 208 million negative in 2002 primarily due to repayment of long-term debt with EUR 162 million. Buhrmann paid cash dividends on its ordinary shares and preference shares A of EUR 25 million in 2002 (2001: EUR 60 million).



This new distribution facility of Corporate Express in Secaucus (New Jersey, USA) replaced three warehouse facilities that were located in Manhattan (New York), North Bergen (New Jersey), and Whippany (New Jersey) respectively.

Financial policies and treasury

Buhrmann is exposed to financial market risks including adverse changes in interest rates and currency exchange rates and availability of short-term liquidity. Buhrmann's financial policy is designed to mitigate these risks by restricting the impact of interest and currency movements on its financial position while safeguarding its liquidity. The aim is to obtain a capital structure which enables Buhrmann to achieve its strategic objectives. The degree of flexibility of the capital structure, the financing of working capital fluctuations and costs of financing are factors taken into consideration. With respect to the level of debt financing, Buhrmann focuses on projected interest cover on a cash basis (EBITDA/interest on cash basis) and the relationship ('the leverage') between borrowings and total enterprise value (market capitalisation of shareholders' equity plus interest-bearing debt). The objective is to restrict the interest coverage to a minimum of 3 and the average market value based leverage over time to a maximum of 50%. In addition, consideration is given to the development of specific capital ratios, of which debt over operating result before depreciation of tangible fixed assets and amortisation and impairment of goodwill is the most relevant.

External interest-bearing debt is distributed among the main currencies (USD, EUR and GBP) on the basis of anticipated operating profit before depreciation of tangible fixed assets and amortisation and impairment of goodwill. The operations of subsidiaries are predominantly financed through internal debt denominated in local currencies. In general, the remaining translation risk in these subsidiaries is not covered. This is based on the assumption that the investments in subsidiaries are long-term investments.

The interest policy is designed to restrict the impact of fluctuations in interest rates and to keep the interest burden as low as possible. Interest hedging instruments are used to adjust the fixed interest or floating interest nature of the financing towards the required profile. Buhrmann aims to have at least 75% of the interest rate fixed at the current levels of interest cover. Actual fixed interest was 81% at 31 December 2002.

Regarding currency risk exposure on trading transactions, it is the policy to cover these risks on a transaction basis as much as possible to protect the operational margins in local currency terms. Currency forward contracts with terms up to one year are used to cover these risks. The occurrence of these exposures is relatively low as most business activities are conducted locally in local currencies.

Financial instruments are only used to hedge against financial market risks. No speculative positions are entered into.

Currency and interest swap contracts are entered into Buhrmann NV, Buhrmann US, Inc. and Buhrmann Europcenter NV who act as the main financing companies for the Group. The Treasury function does not operate under an own profit objective but does pursue benefits of scale and efficiency as well as provide in-house services in the area of financial logistics.


CORE

Our Group brands are contributing to achieving the Paper Merchanting Division's margin goals.

Risk profile

Factors to consider for assessing the risk profile of Buhrmann's business are:

- Buhrmann operates primarily in North America and Western Europe;
- The demand for Buhrmann's products and services in office products relates to the number of white-collar workers employed by Buhrmann's customers, and as such to the developments in the economy;
- The spending on office products per white-collar worker can be influenced by Buhrmann's customers at short-term notice by postponing or substituting items purchased;
- The customer base of Buhrmann's Office Products business is spread over many industries and sectors including (semi) government, albeit most of these customers are large or medium-sized. However, the Paper Merchanting and Graphic Systems operations depend primarily on commercial printers in the graphic markets in Europe;
- Sales into the commercial print sector by Paper Merchanting relate partly to developments in advertising spending as represented in the general economy;
- Concentration of customers is very low (no customer represents more than 1% of Group sales) and customer turnover is historically modest;
- A wide range of products and services is offered, which is constantly adjusted to market demands supported by both manufacturers and own label branding;
- Relatively strong market positions are being enjoyed bringing competitive advantages due to economies of scale in the areas of purchasing, logistics, information technology as well as sales and marketing;
- Goods and services are being sourced from many different suppliers with the exception of the Graphic Systems Division which distributes primarily printing equipment from one supplier (Heidelberg).

Other risks and uncertainty factors which may affect the development of Buhrmann are:

- Except for the market risks on the operations, restructuring programmes are being carried out. The savings expected from these actions are significant and will need to be realised on a timely basis within the expenditure levels planned for;
- A significant proportion of Buhrmann's activities is conducted in currencies other than the euro. This means that the exchange rates affect the level of net assets and results stated in euro. The position in relation to the US dollar is particularly relevant here. In principle, such translation risks are not covered. For example, a 10% change in the USD/EUR exchange rate affects net result from ordinary operations before amortisation and impairment of goodwill by approximately 5%;
- Changes in the price of paper may in general affect the margins achieved and impact the working capital needs of the business. A 1% change in paper prices normally results in an approximately 2% change in the operating result in 2002 of the Paper Merchanting Division;
- Buhrmann has considerable debt. Therefore, our exposure to interest rate movements and credit developments can have an adverse effect on business performance. A variety of financial policies have been implemented and are being monitored to reduce this risk. This includes the relatively long maturity profile of the borrowings of approximately four years. Buhrmann is subject to a variety of conditions in connection with, among other things, the credit facility such as compliance to specific financial ratios (bank covenants).

Risk control

Buhrmann has a Management Charter in place that describes most of the responsibilities and authority levels for the divisional and operational managers, including instructions with respect to risk control. Adherence to the Management Charter and Buhrmann's policies is being monitored at various levels in the organisation. There are also procedures for authorising investments and acquisitions. Buhrmann uses a comprehensive management reporting system to monitor the Company's performance. This comprises a coherent set of instruments, which cover adoption of strategy, portfolio analysis, budgeting and reporting of current results, as well as projected results. Reporting of actual results takes place on a monthly basis and covers not only results, but also balance sheet and cash flow information. The management of risks associated with business activities, and compliance with local legislation and regulations is, in principle, the responsibility of local operational management. A system of authority limits for divisional and local operational management has been established. Besides requesting the relevant manager to obtain approval from a higher level of authority for a number of matters, the system also triggers a flow of information to senior management of Buhrmann. The adequacy of the design and proper functioning of the internal control systems at the operating companies are periodically investigated by our internal audit department who reports its findings to division management, the Executive Board and the Audit Committee. Actions required to be taken pursuant to the reports are monitored by the same bodies. Operational and financial risks and the effectiveness of our internal control systems are evaluated by the Executive Board on an ongoing basis. Regularly, business reviews are carried out by senior management and the Executive Board. The Audit Committee of the Supervisory Board monitors adherence to the company's financial policy, the quality of the financial reporting and the effectiveness of it's internal control systems and reviews the way in which the Executive Board is managing and monitoring the financial risks. The framework described is being evaluated in 2003 in the context of developments in Europe (the recommendations of The High Level Group of Company Law Experts) and the United States (Sarbanes-Oxley Act).

The external auditors report on findings on internal control as part of the audit of the Consolidated Financial Statements. Over 2002, the total fees to our external auditor, PricewaterhouseCoopers Accountants NV, amounted to EUR 6.5 million (2001: EUR 10.7 million) of which EUR 4.3 million (2001: EUR 4.7 million) relates to audit services, EUR 2.0 million to audit related services and EUR 0.2 million to non-audit services.

Dividend Proposal

At the Annual General Meeting of Shareholders of 29 April 2003 the proposal will be made to shareholders to charge the 2002 loss against reserves.
Notwithstanding this loss, and taking into account the exceptional nature of several costs and charges (such as the restructuring costs and goodwill impairment) which have largely contributed to the loss over the past financial year, we propose to pay out of the reserves a dividend in shares to the amount of EUR 0.07 per ordinary share as well as the statutory dividend on the preference shares A and C as specified on page 90 of this report. The proposed dividend on the ordinary shares is in line with our dividend policy aiming at an average pay-out of around 35% of the net profit from ordinary operations after deduction of the dividend on the preference shares. For calculation of the dividend pay-out, we decided to exclude not only the extraordinary items, but also the goodwill impairment. The stock dividend will be charged to the share premium reserve.
For shareholders who express the wish to receive a cash amount the company will sell the shares in which the stock dividends are being converted. These shareholders will then receive a cash amount of EUR 0.07 gross per ordinary share.

EXECUTIVE BOARD
AMSTERDAM, 27 FEBRUARY 2003

Supervisory Board

P.C. van den Hoek,
Chairman
A.G. Jacobs,
Vice Chairman
R.C. Gay
J. Peelen
A.P. Ressler
G.H. Smit
R. Zwartendijk

P.C. van den Hoek (1939) * °

FUNCTION: Barrister in Amsterdam (Stibbe). **NATIONALITY:** Dutch. Appointed in 1993, current term of office until 2004. **SUPERVISORY DIRECTORSHIPS:** ASM International N.V. (Chairman), Ballast Nedam N.V. (Chairman), Robeco Groep N.V. (Chairman), Robeco N.V.(Chairman), Rolinco N.V. (Chairman), Rorento N.V. (Chairman), Het Financieele Dagblad Holding B.V. (Chairman), AON Groep Nederland B.V., Wavin B.V. (Chairman), Euronext Amsterdam N.V.

A.G. Jacobs (1936) *

PREVIOUS FUNCTION: Chairman of the Executive Board of ING Groep N.V. **NATIONALITY:** Dutch. Appointed in 1998, current term of office until 2004. **SUPERVISORY DIRECTORSHIPS:** N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Chairman), VNU N.V., ING Groep N.V., Johan Enschedé B.V. (Chairman), IHC Caland N.V., Euronext N.V., Imtech N.V. (Chairman).

R.C. Gay (1951)

FUNCTION: Managing Director Bain Capital, Inc. **NATIONALITY:** American. Appointed in 1999, current term of office until 2003. **SUPERVISORY DIRECTORSHIPS:** IHF Capital, Nutraceutical, Maxim Crane, Alliance Laundry.

J. Peelen (1940) °

PREVIOUS FUNCTIONS: Member Executive Committee of Unilever and member of Unilever Board. **NATIONALITY:** Dutch. Appointed in 1999, current term of office until 2006. **SUPERVISORY DIRECTORSHIPS:** VVAA Groep B.V., Friesland Coberco Dairy Foods Holding N.V., Arcadis N.V., Albron B.V.

A.P. Ressler (1960)

FUNCTION: Founder/partner Apollo Advisors, L.P., Lion Advisors, L.P. and Ares Management, L.P. **NATIONALITY:** American. Appointed in 1999, current term of office until 2003. **SUPERVISORY DIRECTORSHIP:** Allied Waste Industries, Inc.

G.H. Smit (1948) *

PREVIOUS FUNCTION: Chairman of the Executive Board of Vedior NV. **PRESENT FUNCTION:** Managing Director Trifinance Holding B.V. **NATIONALITY:** Dutch. Appointed in 1998, current term of office until 2005. **SUPERVISORY DIRECTORSHIPS:** Transavia Airlines C.V., Endemol B.V.

R. Zwartendijk (1939) °

PREVIOUS FUNCTION: Member of the Executive Board of Koninklijke Ahold nv. **NATIONALITY:** Dutch. Appointed in 1999, current term of office until 2005. **SUPERVISORY DIRECTORSHIPS:** Nutreco Holding N.V. (Chairman), Koninklijke Numico N.V. (Chairman), Randstad Holding N.V., InnoConcepts N.V., Blokker Holding B.V. (Chairman), Telepanel Systems, Inc., Lincoln Snacks Company.

* MEMBER OF THE AUDIT COMMITTEE

° MEMBER OF THE REMUNERATION AND APPOINTMENTS COMMITTEE (CURRENTLY KNOWN AS THE COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE)

Report of the Supervisory Board

As the report from the Executive Board shows, 2002 was not an easy year. In most of its markets Buhrmann experienced the consequences of the economic decline. With a lot of effort the management and the employees took the necessary measures in time and in a professional manner to face up to these consequences, such that the cost structure of the company was adapted to the market circumstances. As a consequence of this the number of employees in the group fell by approximately 2,300. In addition, the management succeeded in further strengthening the relative market position of the various parts of the company. While these measures could not prevent the results in the last financial year falling strongly compared to the previous year, it is our opinion that the company is in a good position to profit from any economic recovery as soon as this manifests itself in the various markets.
A lot of our attention has been concentrated on the company's strategy. Thereby for all divisions the options that can be considered have been investigated and their mutual relationships analysed. The outcome of this process, to which we gave attention in five of our meetings, means a confirmation of the continuation of the portfolio of activities. The aim thereby is to improve the operational results. A host of concrete possibilities for realising this aim have been identified and will be implemented in 2003 and the years thereafter.

Annual accounts and dividend proposal

Hereby we offer you the annual report for 2002 drawn up by the Executive Board. This consists of the profit and loss account and the balance sheet, including the accompanying explanatory notes, as well as the consolidated financial statements for 2002 and the management report on the last financial year.
The annual accounts have been audited by PricewaterhouseCoopers Accountants NV. You will find the auditors' report on page 90 of this report. We agree with the contents of these documents and accordingly we propose to you:

- To adopt the financial statements for 2002;
- To charge the loss to the reserves;
- To pay out to holders of ordinary shares a dividend in shares for the year 2002 to the value of EUR 0.07 per share to the charge of the share premium reserve. For the benefit of shareholders who express a preference to receive cash, the shares into which the stock dividend is converted, will be sold. They will then receive the amount of EUR 0.07 gross per share in cash;
- To pay the statutory dividend to holders of other types of shares to the charge of the general reserve, as stated on page 90 of this report.

In addition, we propose that the General Shareholders Meeting, in accordance with Article 32 Paragraph 2 of the articles of association, gives a discharge to the Executive Board for the management carried out and to the Supervisory Board for the supervision thereof.

Supervision and advice

During the last reporting period the Supervisory Board has again carried out its supervisory and advising tasks in frequent discussions with the Executive Board. Meetings were held eight times in the presence of the Executive Board, sometimes preceded by an informal gathering with the chairman of the Executive Board.
In these meetings, among other things, attention was paid to regularly re-occurring subjects such as the general course of affairs, the management and financial reports and the development per division. In addition, the risks attached to the company, the budget for 2003, developments in the financial situation of the company, focus on cash generation, goodwill impairment and reports from rating agencies were discussed. In one of our meetings special attention was given to the succession and management development planning process within the Group. In the presence of the external accountants the 2001 annual report and the internal management systems were discussed. In other meetings deliberations were held with the Executive Board about the company strategy.
In one meeting, not held in the presence of the Executive Board, a discussion took place about the functioning of and relationship with the Executive Board as well as the functioning of the Supervisory Board.

Supervisory Board committees

Without this diminishing its own responsibility, the Supervisory Board created two committees, each consisting of three members selected from the Board.
The Audit Committee, that among other things, supervises the quality of the financial reporting and the internal audit systems, met three times in 2002. The meetings were attended by the Chairman of the Executive Board, the Chief Financial Officer, the Directors of Accounting & Control and Internal Audit as well as the external accountants, among other people. Subjects that were discussed included the report from the external accountants, the findings of the internal audit department, the fiscal structure and external reporting. In addition, attention was paid to the American Sarbanes-Oxley Act and the consequences for Buhrmann arising from it in connection with Buhrmann's listing on the New York Stock Exchange.

The Remuneration and Appointments Committee met twice. In these meetings subjects that were discussed included the remuneration of the Executive Board and the allocation of option rights to the management.

Composition of the Executive Board and the Supervisory Board

At the General Shareholders Meeting of 2 May 2002, Mr R.W.A. de Becker and Mr M. S. Hoffman were appointed members of the Executive Board. After the meeting mentioned above, Mr J. Peelen was re-elected as a member of the Supervisory Board.

At the close of the General Shareholders Meeting of 29 April 2003 Mr R.C. Gay and Mr A.P. Ressler will resign as members of the Supervisory Board in accordance with the rota drawn up by the Supervisory Board. Both Mr Gay and Mr Ressler have made themselves available for re-election.
As a consequence of the agreements made with Apollo Management IV, L.P., and Bain Capital, Inc., with the issue of the preference shares C in 1999, Apollo and Bain, as long as they keep at least 75% of their original holding of preference shares C, each have the right to propose one person for appointment as a member of the Supervisory Board. On the basis of this agreement, Mr Gay and Mr Ressler were appointed members of our Board in 1999. Also because of our conviction that Mr Gay and Mr Ressler, with their wide experience in the United States and their wide knowledge of the American financial markets, make a valuable contribution to the work of our Board, we propose that Mr Gay and Mr Ressler be re-appointed as members of the Supervisory Board.

In our view all the members of our Board are independent, both on the grounds of the criteria formulated in the report from the 'High Level Group of Company Law Experts on a Modern Regulatory Framework for Company Law in Europe' of November 4th 2002 and on the grounds of the new American legislation and regulations.

Changes to the articles of association

Following the decision of the General Shareholders Meeting on 2 May 2002, the articles of association of Buhrmann NV were changed on 4 July 2002. As a consequence of this change the so-called 'limited large company regime' no longer applies to Buhrmann NV and now the members of the Supervisory Board will be appointed and dismissed by the General Shareholders Meeting.

In consultation with the Board of the Stichting Administratiekantoor van Preferente Aandelen Buhrmann it has been decided to give voting rights to the holders of depositary receipts for preference shares A in proportion to the capital contribution. This body will also limit its voting rights to be exercised on the preference shares to being in proportion to the capital contribution.
To that end during a meeting of the holders of depositary receipts on 25 March 2003 a change of the administration conditions will be tabled.

A vote of thanks to the Buhrmann people

The integration of the acquired businesses, the combination of distribution centres, the implementation of new IT systems and reorganisations all resulted in many changes again in the Buhrmann Group in 2002. We realise only too well that this put the working process under pressure in many areas. Extra flexibility was asked of the Buhrmann people, with an eye on continuity and maintaining the high level of quality of our service to our customers.
The Supervisory Board highly appreciates this and wishes to thank everyone in the Buhrmann Group for their efforts and their commitment.

SUPERVISORY BOARD
AMSTERDAM, 27 FEBRUARY 2003

Financial Statements

The following events in 2002 and 2001 affected the Financial Statements substantially:

2002

- in December, extraordinary charges were taken for restructuring plans which include further reductions in the workforce and write-offs of redundant IT systems and distribution facilities;
- in December, an impairment charge on goodwill of EUR 573 million was recorded, and
- the year-end exchange rate of the US dollar against the euro was 19% lower and the average exchange rate 6% lower compared to 2001.

2001

- in March, Buhrmann raised an amount of EUR 665 million, net of expenses, through an issue of ordinary shares;
- in April, Buhrmann acquired the office supplies division of Samas-Groep NV;
- in May, substantially all the assets of the North American office products business of US Office Products Company were acquired, and
- in May, extraordinary charges were taken for redundancies principally in North America and in Europe.

Consolidated Profit and Loss Account

in millions of euro

		2002	2001
1	**Net sales**	**9,948**	**10,408**
	Cost of trade goods sold	-7,392	-7,702
	Other costs of sales	-303	-310
	Total cost of trade goods sold	**-7,695**	**-8,012**
2	**Added value**	**2,253**	**2,396**
3	Labour costs	-1,330	-1,390
4	Other operating costs	-467	-489
5	Depreciation of tangible fixed assets	-114	-109
13	Amortisation of goodwill	-70	-67
13	Impairment of goodwill	-573	–
	Total operating costs	**-2,554**	**-2,055**
6	**Operating result**	**-301**	**341**
7	Net financing costs	-199	-210
	Result from ordinary operations before taxes	**-500**	**131**
8	Taxes on result from ordinary operations	-18	-24
9	Results from participations and other financial results	16	-3
	Minority interests	-12	-9
	Net result from ordinary operations	**-514**	**95**
10	Extraordinary net result (after tax)	-74	-40
	Net result	**-588**	**55**

Ratios

	2002	2001
Results		
Operating result before depreciation of tangible fixed assets and amortisation and impairment of goodwill (EBITDA)	456	517
Operating result before amortisation and impairment of goodwill (EBITA)	342	408
Operating result (EBIT)	-301	341
Net result from ordinary operations before amortisation and impairment of goodwill (cash earnings)	129	162
Profit margins		
Added value as a % of net sales	22.6%	23.0%
EBITDA as a % of net sales	4.6%	5.0%
EBITA as a % of net sales ('return on sales')	3.4%	3.9%
EBIT as a % of net sales	-3.0%	3.3%
Profitability ('return on capital employed')		
Operating result excluding amortisation and impairment of goodwill as a % of average capital employed excluding goodwill	17.3%	19.7%
Operating result including amortisation and impairment of goodwill as a % of average capital employed including goodwill	-6.7%	7.4%
Financing		
EBITDA divided by net cash financing costs ('interest coverage ratio')	2.6	2.7
Interest-bearing debt divided by EBITDA ('leverage ratio')	3.8	3.9
Solvency		
Group equity as a % of total assets	33.5%	37.5%
Interest-bearing debt as a % of group equity ('gearing')	95.8%	75.0%
Basic figures per ordinary share in euro (see note 12)		
Net result from ordinary operations before amortisation and impairment of goodwill	0.74	1.03
Net result from ordinary operations after amortisation and impairment of goodwill	-4.14	0.49
Shareholders' equity	8.97	15.76
Fully diluted figures per ordinary share in euro (see note 12)		
Net result from ordinary operations before amortisation and impairment of goodwill	0.74*	1.02
Net result from ordinary operations after amortisation and impairment of goodwill	-4.14*	0.49
Shareholders' equity	8.97*	15.76

* A MATHEMATICAL CALCULATION OF THE NET RESULT FROM ORDINARY OPERATIONS BEFORE AMORTISATION AND IMPAIRMENT OF GOODWILL PER ORDINARY SHARE ON FULLY DILUTED BASIS WOULD BE EUR 0.76 FOR 2002. NET RESULT FROM ORDINARY OPERATIONS AFTER AMORTISATION AND IMPAIRMENT OF GOODWILL PER ORDINARY SHARE ON A FULLY DILUTED BASIS WOULD BE EUR 3.39 NEGATIVE FOR 2002 (EUR 0.56 FOR 2001). SHAREHOLDERS' EQUITY PER ORDINARY SHARE ON A FULLY DILUTED BASIS WOULD BE EUR 10.23 (EUR 16.01 FOR 2001). UNDER DUTCH ACCOUNTING GUIDELINES, IN CASE FULLY DILUTED EARNINGS PER SHARE FIGURES ARE HIGHER THAN BASIC EARNINGS PER SHARE FIGURES, FULLY DILUTED EARNINGS PER SHARE FIGURES SHOULD BE ADJUSTED DOWNWARDS TO BASIC EARNING PER SHARE FIGURES.

Consolidated Balance Sheet before appropriation of result

in millions of euro

		31 December 2002		31 December 2001	
	ASSETS				
	Fixed assets				
13	Intangible fixed assets	1,788		2,684	
14	Tangible fixed assets	592		713	
15	*Financial fixed assets*	481		635	
			2,861		4,032
	Current assets				
16	Inventories of trade goods	683		756	
17	Trade receivables	1,507		1,826	
17	Other receivables	321		404	
			2,511		2,986
	Cash and deposits		37		99
	Total assets		5,409		7,117
18	**Working capital**		1,103		1,232
19	**Capital employed**		3,483		4,629

		31 December 2002		31 December 2001	
	EQUITY AND LIABILITIES				
20	**Group equity**				
	Shareholders' equity	1,770		2,634	
	Minority interests	41		37	
			1,811		**2,671**
21	**Provisions**				
	Pensions	26		25	
22	Deferred taxes	221		340	
	Other	90		80	
			337		**445**
23	**Long-term liabilities**				
	Subordinated loans	334		397	
	Other loans	1,344		1,662	
			1,678		**2,059**
	Current liabilities				
23	Loans	68		44	
	Credit institutions	26		–	
	Trade liabilities	1,064		1,340	
24	Other liabilities	425		558	
			1,583		**1,942**
	Total equity and liabilities		**5,409**		**7,117**
25	**Interest-bearing debt**		**1,735**		**2,004**
26	**Guarantee capital**		**2,145**		**3,068**
27	**Commitments not included in the balance sheet**		**755**		**627**

Consolidated Cash Flow Statement

in millions of euro

		2002			2001
A	**Cash flow from operating activities**				
	Operating result before depreciation of tangible fixed assets and amortisation and impairment of goodwill (EBITDA)		456		517
	ADJUSTMENTS FOR:				
	Additions/(release) of provisions		1		13
	(INCREASE)/DECREASE WORKING CAPITAL:				
	(Increase)/decrease inventories	11		85	
	(Increase)/decrease trade receivables	195		208	
	Increase/(decrease) trade creditors	-172		-19	
	(Increase)/decrease other receivables and liabilities	18		-67	
			52		207
	Cash flow from operations		509		737
	OTHER OPERATIONAL PAYMENTS:				
	Interest paid	-184		-202	
	Profit taxes paid	-16		-27	
	Payments charged to provisions	-51		-39	
			-251		-268
	Total A		**258**		**469**
B	**Cash flow from investing activities**				
	Net investments in tangible fixed assets (see note 30)	-107		-127	
	Acquisition of Group companies and participations	-9		-578	
	Payments related to integration of acquired Group companies	-90		-208	
	Divestment of Group companies and participations	68		147	
	Total B		**-138**		**-766**
	Available cash flow (A+B)		**120**		**-297**
C	**Cash flow from financing activities**				
	Ordinary shares issued (see note 2 to the Company Balance Sheet)	–		665	
	Dividend payments (see note 2 to the Company Balance Sheet)	-25		-60	
	Payment to and repurchase of interests of minority shareholders	-5		-2	
	Paid financing fees (see note 23)	-16		-13	
	Drawn long-term debt (see note 23)	–		407	
	Repayment of long-term debt (see note 23)	-162		-577	
	Total C		**-208**		**420**
29	**Net cash flow (A+B+C)**		**-88**		**123**

Accounting Policies

General

The Financial Statements are drawn up in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

The Financial Statements are prepared on the basis of historical costs in euro. Unless otherwise stated, assets and liabilities are shown at face value.

The Accounting Policies apply to the financial statements as a whole, which include the Consolidated Accounts that form a part of that.

Consolidation policies

The consolidation includes Buhrmann NV and the companies in which it can exert a controlling influence on the commercial and financial policy (Group companies). Group companies are fully consolidated. Minority interests in equity and results of Group companies are shown separately.

The assets and liabilities of foreign Group companies are translated at the rates prevailing at the Balance Sheet date. The resulting translation differences are recorded directly in shareholders' equity. Translation differences, net of related taxation, arising from long-term loans to Group companies which are regarded as permanently invested, are also recorded directly in shareholders' equity. Profit and loss accounts of foreign Group companies are translated at the average rates for the reporting period.

The results and cash flows of Group companies acquired or disposed of by the Group have been reflected from the date of acquisition or until the date of disposal. This also applies to the results of participations. When Group companies and participations are acquired, the difference between the acquisition price and the net asset value is recorded as goodwill and is amortised over the expected economic life with a maximum of forty years. From the date a Group company or participation is divested, the difference between the (estimated) realisable value and the net asset value, including the book value of capitalised goodwill, is recorded in the Consolidated Profit and Loss Account.

Presentation

In order to obtain a better view, the Consolidated Profit and Loss Account is presented in an extended format that is more detailed than the models prescribed by the guidelines for annual reporting applicable in the Netherlands.

From 2002, cash, deposits, accruals for income tax and interest are no longer included in working capital. Also, short-term provisions related to acquisitions and restructuring as well as dividend payable on preference shares A are no longer included in capital employed. The net effect on working capital at 31 December 2001 was a decrease of EUR 95 million and on capital employed an increase of EUR 45 million. These changes have been adjusted in the Balance Sheet and relevant ratios have been restated.

In 2002 and 2001, Buhrmann incurred EUR 113 million and EUR 86 million of expenses relating to restructuring measures and integration of acquisitions which were presented as extraordinary expenses. Under the new Guidelines for Annual Reporting applicable in the Netherlands effective as of 1 January 2003, these expenses do no longer meet the definition of extraordinary but would be classified as exceptional operating expenses (see note 10).

The Consolidated Cash Flow Statement is derived from the Profit and Loss Account and other changes between the opening and closing balance sheets in local currencies (the indirect method), translated at average exchange rates. The changes in provisions include movements in provisions for trade receivables and inventories.

The net cash flow is recorded net of the effects of acquisitions and divestments on liquid funds or short-term debt to credit institutions.

Buhrmann is subject to the reporting requirements for foreign registrants of the Securities and Exchange Commission (SEC) in the United States. A Form 20-F is filed annually with the SEC, which includes a reconciliation from Dutch GAAP to US GAAP of net result and group equity. This reconciliation, including a brief explanation of the reconciling items, is included on page 79 in this report. Form 20-F for the year 2002 will be published at a later stage than this Annual Report, but not later than 30 June 2003. Form 20-F is made available through our website (www.Buhrmann.com).

Foreign currencies

Accounts receivable, cash and deposits and liabilities denominated in foreign currencies are translated at the rates prevailing on the Balance Sheet date, unless these are reflected in currency forward contracts. In such cases, valuation takes place using a currency forward rate. The resulting translation differences are reflected in the Profit and Loss Account.

The following translation rates against the euro have been used (main currencies only):

Currency per 1 euro	31 Dec. 2002	Average 2002	31 Dec. 2001	Average 2001
AUD	1.8556	1.7365	1.7270	1.7325
CAD	1.6550	1.4828	1.4077	1.3868
GBP	0.6505	0.6287	0.6080	0.6218
USD	1.0487	0.9448	0.8813	0.8955

Net sales

Net sales represent the invoiced value of deliveries and services to third parties, less discounts, commissions to agents and sales tax.

Sales of services are recognised in the period in which the services are rendered.

Total cost of trade goods sold

Cost of trade goods sold represent the purchase price of trade goods sold, including duties, insurance and in-bound transportation costs. Other costs of sales mainly comprise out-bound, third party delivery costs.

Research and development

Costs of research are included in labour and other operating costs. Costs of development are capitalised.

Results from participations and other financial results

These include:

- Results of associated companies determined in accordance with Buhrmann's accounting policies. For these companies, the proportional share in the result is shown;
- Dividends received from other participations;
- Results on sale of participations.

Taxation

The amount of tax included in the Profit and Loss Account is based on pre-tax reported income and calculated at current local tax rates, taking into account timing differences and the likelihood of realisation of deferred tax assets and liabilities, in connection with which valuation allowances are recorded.

Deferred tax assets and liabilities are provided for temporary differences in the valuation of assets and liabilities for reporting and fiscal purposes and for loss carry-forwards. Deferred taxes are stated at nominal value and are determined using the local tax rates prevailing on the Balance Sheet date. Within tax groups, where the exercise periods permit, deferred tax assets and liabilities are netted. Resulting deferred tax assets are included in the Balance Sheet under 'Financial fixed assets', insofar as realisation is more likely than not. The realisation is dependent upon the generation of future taxable income. Resulting deferred tax liabilities are included under 'Provisions'.

No withholding taxes are provided for the undistributed earnings of foreign subsidiaries.

Extraordinary income and expense

Profits and losses that are of a non-recurring nature and are not directly related to normal business operations are treated as extraordinary. This includes reorganisation expenses of existing operations, expenses related to the integration of acquired companies that did not qualify as goodwill and result on divestment of companies. From 2003 onwards, these expenses will be included in operating income as exceptional expenses (see page 59 under Presentation).

Intangible fixed assets

Goodwill paid after 31 December 1996 is recorded under this heading. The period of amortisation depends on the expected economic life of goodwill with a maximum of forty years. No other intangible fixed assets are recognised.
At least annually a goodwill impairment test is performed to determine if a write-off for permanent diminution in value needs to be recorded. Under the impairment test, the fair value is calculated for the relevant entity carrying the goodwill based on discounted future cash flows. The fair value is compared to the book value of the entity, including allocated goodwill. In case the fair value is below the book value, the difference will be charged to the Profit and Loss Account as an impairment.

Tangible fixed assets

Tangible fixed assets are valued at purchase price less the relevant linear depreciation over its expected average economic life. The depreciation rates are as follows:

Land	No depreciation
Buildings	3-7%
Plant and equipment	5-10%
eCommerce software	20-33%
Other fixed equipment	10-33%

If a permanent diminution in the value of an operation is incurred, the book value of the related tangible fixed assets is reduced accordingly.

Financial fixed assets

This item includes:
- Participations, which consist of associated companies and other companies.
  Associated companies are participations in which Buhrmann can exert significant influence on the commercial and financial policy. These companies are valued at net equity value. Other companies are investments in which Buhrmann is unable to exert influence of significance. These companies are valued at cost price or long-term lower market value;
- Long-term receivables from participations;
- Costs related to financing. These costs are capitalised and amortised based on repayment of the related loans;
- Deferred taxes insofar as they are long-term in nature (see Taxation).

Inventories

Inventories of trade goods are valued at landed cost, which does not include overhead, or lower market value. A provision for obsolescence is recorded, if deemed necessary.

Trade receivables

Trade receivables are stated at face value less a provision for uncollectability, if deemed necessary.

Minority interests

Minority interests in Group companies are included at net asset value or at face value if the minority interest can be acquired at that value.

Provisions

The provision for pension relates to insured and uninsured defined benefit plans, both accrued at actuarial value. Most defined benefit plans are insured in separate trusts (pension funds) to which Buhrmann makes contributions. An accrual is recorded if additional contributions must be committed to meet minimum funding levels of these pension plans as defined by local law. The exact amount of the accrual depends on the level of underfunding and the specific financing arrangements.

The provision for deferred taxes is stated at face value of the estimated net liability (see Taxation).

Notes to the Consolidated Profit and Loss Account

in millions of euro unless stated otherwise

		2002	2001
1	**Net sales**		
	NET SALES PER DIVISION		
	Office Products North America	4,931	5,221
	Office Products Europe and Australia	1,540	1,496
	Paper Merchanting	2,988	3,126
	Graphic Systems	489	565
	Total	**9,948**	**10,408**
	GEOGRAPHICAL BREAKDOWN OF NET SALES		
	United States	4,665	4,952
	United Kingdom	1,251	1,294
	The Netherlands	961	995
	Rest of EMU members	2,111	2,243
	Rest of Europe	281	273
	Rest of the world	679	651
	Total	**9,948**	**10,408**
2	**Added value**		
	ADDED VALUE PER DIVISION		
	Office Products North America	1,261	1,388
	Office Products Europe and Australia	413	398
	Paper Merchanting	461	475
	Graphic Systems	118	135
	Total	**2,253**	**2,396**
3	**Labour costs**		
	Wages and salaries	-1,113	-1,181
	Social security contributions	-188	-182
	Pension schemes	-29	-27
	Total	**-1,330**	**-1,390**
	Average number of employees	**25,984**	**27,443**
	Number of employees at year-end		
	PER DIVISION		
	Office Products North America	12,211	14,240
	Office Products Europe and Australia	6,023	6,228
	Paper Merchanting	5,411	5,519
	Graphic Systems	1,139	1,176
	Holdings	74	72
	Total	**24,858**	**27,235**
	GEOGRAPHICAL BREAKDOWN		
	United States	11,517	13,496
	United Kingdom	2,161	2,458
	The Netherlands	2,373	2,490
	Rest of EMU members	5,158	5,220
	Rest of Europe	953	990
	Rest of the world	2,696	2,581
	Total	**24,858**	**27,235**

		2002	2001
4	**Other operating costs**		
	Rent and maintenance costs	-140	-144
	General management costs	-209	-221
	Other operating costs	-124	-127
	Other operating income	6	3
	Total	**-467**	**-489**
5	**Depreciation of tangible fixed assets**		
	DEPRECIATION PER DIVISION		
	Office Products North America	-69	-71
	Office Products Europe and Australia	-20	-17
	Paper Merchanting	-21	-19
	Graphic Systems	-4	-4
	Holdings	–	2
	Total	**-114**	**-109**
	GEOGRAPHICAL BREAKDOWN OF DEPRECIATION		
	United States	-67	-69
	United Kingdom	-7	-9
	The Netherlands	-12	-11
	Rest of EMU members	-18	-17
	Rest of Europe	-3	-3
	Rest of the world	-7	–
	Total	**-114**	**-109**
6	**Operating result**		
	OPERATING RESULT PER DIVISION (EBITA)		
	Office Products North America	197	242
	Office Products Europe and Australia	64	53
	Paper Merchanting	74	93
	Graphic Systems	23	38
	Holdings	-16	-18
	Operating result before amortisation and impairment of goodwill (EBITA)	**342**	**408**
	Amortisation of goodwill	-70	-67
	Impairment of goodwill	-573	–
	Operating result after amortisation and impairment of goodwill (EBIT)	**-301**	**341**
	GEOGRAPHICAL BREAKDOWN OF EBITA		
	United States	179	224
	United Kingdom	32	28
	The Netherlands	27	27
	Rest of EMU members	31	63
	Rest of Europe	6	6
	Rest of the world	67	60
	Total	**342**	**408**
7	**Net financing costs**		
	Interest charges	-182	-195
	Translation differences	5	1
	Amortisation of capitalised financing costs	-22	-16
	Total	**-199**	**-210**

8 Taxes

Buhrmann's international operations are subject to profit taxes of different jurisdictions with varying statutory tax rates.

Buhrmann's effective tax rate was 12.2% in 2002, compared to 11.8% in 2001. The effective tax rate is determined based on the ratio of taxes on result from ordinary operations to the amount of result from ordinary operations before amortisation and impairment of goodwill. For reporting purposes, total tax as per Profit and Loss Account has been allocated between the Netherlands and abroad.

The split of result before amortisation and impairment of goodwill and taxes is as follows:

	2002		2001	
ORDINARY OPERATIONS				
The Netherlands	86		108	
Foreign	57		90	
		143		198
EXTRAORDINARY				
The Netherlands	5		12	
Foreign	-108		-78	
		-103		-66
Total result before amortisation and impairment of goodwill and taxes		**40**		**132**

The allocation of taxes as per Consolidated Profit and Loss Account is as follows:				
ORDINARY OPERATIONS				
The Netherlands	-16		-33	
Foreign	-2		9	
		-18		-24
EXTRAORDINARY				
The Netherlands	1		1	
Foreign	28		25	
		29		26
Total taxes		**11**		**2**

A reconciliation from Buhrmann's Dutch statutory tax rate to its weighted average statutory tax rate and effective tax rate is as follows:

	2002	2001
Statutory tax rate the Netherlands	34.5%	35.0%
Tax rate differential resulting from geographical mix*	-8.9%	-8.8%
Weighted average statutory tax rate	25.6%	26.2%
Changes in deferred tax assets and allowances	-5.3%	-6.6%
Other (including exempt income, non-deductible expenses and incentives)	-8.1%	-7.8%
Effective tax rate	**12.2%**	**11.8%**

* IN A NUMBER OF COUNTRIES RESPECTIVELY TAX UNITS SPECIFIC TAX LOSS CARRY-FORWARDS ARE KEPT WHICH HAVE NOT BEEN VALUED, OFTEN DUE TO THE SPECIFIC CIRCUMSTANCES UNDER WHICH THEY CAN BE UTILISED. SEE ALSO NOTE 22.

9 Results from participations and other financial results

Results from participations and other financial results in 2002 comprise the share in the result of a 25% participation in an Italian paper merchant of EUR 3 million and the release of EUR 13 million of a provision for uncollectability of loan notes. The loan notes were early redeemed in 2002 (see note 15).
In 2001, results from participations and other financial results comprise the result of the office products division of Corporate Express Nederland BV, Zwolle from April to when it was sold in November.

10 Extraordinary net result	2002	2001
Extraordinary income	10	20
Extraordinary expense	-113	-86
Extraordinary result before taxes	-103	-66
Taxes	29	26
Extraordinary net result	**-74**	**-40**

Extraordinary income in 2002 of EUR 10 million consists of a release of a provision for warranties relating to divested companies which were settled in 2002. Extraordinary expense in 2002 of EUR 113 million includes a charge of EUR 111 million relating to both restructuring measures of EUR 60 million and non-cash write-offs on IT, distribution infrastructure and some other assets of EUR 51 million. Additional information about the restructuring measures is included in note 21.

In 2001, Buhrmann sold its remaining interest in Sappi Limited. After the settlement of hedging and other transaction costs, this resulted in an extraordinary income of EUR 20 million. The extraordinary expense in 2001 of EUR 86 million consists of expenses relating to cost saving measures of EUR 45 million and EUR 41 million for expenses relating to the integration of the office supplies divisions of USOP and Samas that did not qualify as goodwill and for certain expenses relating to the sale of Corporate Express Nederland BV, Zwolle.

11 Remuneration and loans members of the Executive Board and Supervisory Board

Remuneration of members of the Executive Board

in thousands of euro

	Salary 2002	Salary 2001	Bonus 2002	Bonus 2001	Pension charges 2002	Pension charges 2001
F.H.J. Koffrie	545	545	–	–	169	171
R.W.A. de Becker*	212	–	–	–	247	–
G. Dean	408	408	–	–	258	265
M.S. Hoffman*	423	–	–	–	19	–
R.L. King**	–	699	–	–	–	6
F.F. Waller	295	295	–	–	103	103
Total	**1,883**	**1,947**	–	–	**796**	**545**

* MR DE BECKER AND MR HOFFMAN WERE APPOINTED ON 2 MAY 2002.

** MR KING RETIRED FROM THE EXECUTIVE BOARD ON 8 OCTOBER 2001.

The remuneration reported relates to the period of membership of the Executive Board.

The bonuses for the Executive Board are determined by the Supervisory Board. The outcome relates primarily to the performance against financial targets of which the internal annual budget is the most relevant. For the CEO and CFO the performance of the total Group is the determining factor, while for the European based board members 50% is related to Group targets and 50% to the respective division targets. The bonus of the US based board member entirely relates to the performance of Buhrmann's North American Office Products business. In addition, North America based executives, including the relevant Executive board member, participate in a long-term incentive scheme designed specifically for the Office Products North America Division. Under this incentive arrangement once every three years a bonus of maximum 2.5 times base salary can be earned subject to achievement of specific performance conditions. Over the two year period 2000-2001, a bonus of USD 493,700 was accrued for Mr Hoffman. This bonus is related to the period that he was not yet a member of the Executive Board and this amount is in principle payable in 2003.

Loans totalling EUR 162 thousand (2001: EUR 79 thousand) were extended to members of the Executive Board at the end of 2002. These loans are repaid over a period of five years. They have been granted by the company within the context of the Buhrmann option plan and serve to finance the upfront Dutch income tax which is due by the optionees on the basis of the option grant. Specification (in thousands of euro):

	Principal	Interest	Outstanding as at 31 Dec. 2001	Extended in 2002	Repaid in 2002	Outstanding as at 31 Dec. 2002
F.H.J. KOFFRIE:						
1997	80	4.60%	7	–	7	–
1999	46	4.00%	23	–	9	14
2000	25	5.00%	18	–	5	13
2001	16	5.25%	15	–	3	12
2002	78	5.25%	–	78	6	72
			63	78	30	111
F.F. WALLER:						
2000	13	5.00%	9	–	3	6
2001	8	5.25%	7	–	1	6
2002	43	5.25%	–	43	4	39
			16	43	8	51
Total			**79**	**121**	**38**	**162**

Information about the option rights and shareholdings held by the members of the Executive Board is included in note 2 to the Company Balance Sheet.

Remuneration of members of the Supervisory Board

Remuneration to members of the Supervisory Board amounted to EUR 257 thousand (2001: EUR 270 thousand). The remuneration of members of the Supervisory Board is not dependent upon Buhrmann's result. Specification (in thousands of euro):

	2002	2001
P.C. van den Hoek	58[1,2]	55[2]
A.G. Jacobs	43[1,2]	41[2]
R.C. Gay	28	28
K. de Kluis[3]	10[2]	30[2]
J. Peelen	30[2]	28
A.P. Ressler	28	28
G.H. Smit	30[2]	30[2]
R. Zwartendijk	30[2]	30[2]
Total	**257**	**270**

1 INCLUDING (PRO RATA) REMUNERATION RECEIVED AS MEMBER OF THE SUPERVISORY BOARD OF BUHRMANN NEDERLAND HOLDING B.V.

2 INCLUDING REMUNERATION OF THE AUDIT COMMITTEE AND THE REMUNERATION AND APPOINTMENTS COMMITTEE MEMBERSHIP.

3 MR DE KLUIS RETIRED FROM THE SUPERVISORY BOARD ON 2 MAY 2002.

Information about the shareholdings held by the members of the Supervisory Board is included in note 2 to the Company Balance Sheet.

12 Earnings per share

Basic earnings per share are calculated by dividing result after deduction of dividend on preference shares by the weighted average number of ordinary shares outstanding for the periods under review. Dividends paid to holders of preference shares A and C of EUR 32 million and EUR 34 million in 2002 and 2001, respectively, were deducted for the years presented. Fully diluted earnings per share assume that any dilutive convertible securities were converted at the beginning of each year and all options outstanding at the end of the year were exercised, insofar as the average marketprice was higher than the average exercise price during the financial year of all outstanding options combined. The calculation of basic and fully diluted earnings per ordinary share is as follows (in millions of euro, except per share data):

	2002	2001
Calculation basic earnings per share		
Net result	-588	55
Less dividends on preference shares A and C	-32	-34
Net result after deduction of dividend on preference shares	-620	21
Extraordinary net result	74	40
Net result from ordinary operations after deduction of dividend on preference shares	-546	61
Amortisation and impairment of goodwill	643	67
Net result from ordinary operations before amortisation and impairment of goodwill after deduction of dividend on preference shares	97	128
Weighted average number of ordinary shares outstanding (in thousands)	131,818	123,760
Basic earnings per share (in euro)		
Net result from ordinary operations before amortisation and impairment of goodwill	0.74	1.03
Net result from ordinary operations after amortisation and impairment of goodwill	-4.14	0.49
Net result	-4.70	0.17
Calculation fully diluted earnings per share		
Net result	-588	55
Less dividends on preference shares A	-11	-14
Net result after deduction of dividend on preference shares after assuming dilution	-599	41
Extraordinary net result	74	40
Net result from ordinary operations after deduction of dividend on preference shares after assuming dilution	-525	81
Amortisation and impairment of goodwill	643	67
Net result from ordinary operations before amortisation and impairment of goodwill after deduction of dividend on preference shares after assuming dilution	118	148
Calculation weighted average number of ordinary shares outstanding on fully diluted basis (in thousands):		
Weighted average number of ordinary shares outstanding	131,818	123,760
Conversion of preference shares C	23,157	21,893
Exercise of option rights	0	0
	154,975	145,653
Fully diluted earnings per share* (in euro)		
Net result from ordinary operations before amortisation and impairment of goodwill	0.74	1.02
Net result from ordinary operations after amortisation and impairment of goodwill	-4.14	0.49
Net result	-4.70	0.17

* A MATHEMATICAL CALCULATION OF THE NET RESULT FROM ORDINARY OPERATIONS BEFORE AMORTISATION AND IMPAIRMENT OF GOODWILL PER ORDINARY SHARE ON FULLY DILUTED BASIS WOULD BE EUR 0.76 FOR 2002. NET RESULT FROM ORDINARY OPERATIONS AFTER AMORTISATION AND IMPAIRMENT OF GOODWILL PER ORDINARY SHARE ON FULLY DILUTED BASIS WOULD BE EUR 3.39 NEGATIVE FOR 2002 (EUR 0.56 FOR 2001). NET RESULT PER ORDINARY SHARE ON FULLY DILUTED BASIS WOULD BE EUR 3.87 NEGATIVE (EUR 0.28 FOR 2001). UNDER DUTCH ACCOUNTING GUIDELINES, IN CASE FULLY DILUTED EARNINGS PER SHARE FIGURES ARE HIGHER THAN BASIC EARNINGS PER SHARE FIGURES, FULLY DILUTED EARNINGS PER SHARE FIGURES SHOULD BE ADJUSTED DOWNWARDS TO BASIC EARNING PER SHARE FIGURES.

Notes to the Consolidated Balance Sheet

in millions of euro unless stated otherwise

13 Intangible fixed assets

The changes in intangible fixed assets are as follows:

	Goodwill
BOOK VALUE 31 DECEMBER 2001	2,684
Consolidation/deconsolidation	37
Amortisation	-70
Impairment	-573
Translation differences	-290
Book value 31 December 2002	**1,788**
Cumulative amortisation	205
Gross value	1,993

Consolidation/deconsolidation includes the adjustments on goodwill relating to the acquisition in 2001 of the office supplies division of Samas and the North American office products activities of US Office Products and goodwill related to acquisitions in Australia in 2002. The goodwill paid for companies acquired is (generally) amortised over a period of 40 years. The assessment of the economic life is based on the consideration that a permanent advantage is being realised. This is based on the following characteristics of the business:

- The high entry barriers and sales and information technology to acquire a major position in the relevant markets. This is explained by a combination of high customer loyalty, the extensiveness of the distribution network and the substantial benefits of scale in purchasing;
- The relatively low investment required to subsequently maintain established market positions;
- The large number of suppliers and customers, none of whom individually has a major impact on Buhrmann.

At least annually a goodwill impairment test is performed to determine if a write-off for permanent diminution in value needs to be recorded. Under the impairment test, the fair value is calculated based on discounted future cash flows, which is compared to the book value, including goodwill. A reduced level of profitability in 2002 and reduced visibility concerning future performance resulting in a higher cost of capital, caused a decline in the calculated fair value of our businesses. As the fair value of the relevant businesses was lower than the book value, an impairment of goodwill in the amount of EUR 573 million in total was recognised (Office Products North America EUR 423 million, Office Products Europe EUR 124 million and Paper Merchanting EUR 26 million).

14 Tangible fixed assets

The changes in tangible fixed assets are as follows:	Total	Land and buildings	Plant and machinery	Other fixed assets	Fixed assets in process
BOOK VALUE 31 DEC. 2001	713	296	142	194	81
Net investments	107	5	23	109	-30
Depreciation	-114	-15	-31	-68	–
Permanent value adjustments	-45	-4	–	-15	-26
Reclassification	–	4	–	-4	–
Translation differences	-69	-24	-15	-23	-7
Book value 31 Dec. 2002	**592**	**262**	**119**	**193**	**18**
Cumulative depreciation	658	143	198	317	–
Purchase cost	1,250	405	317	510	18

Permanent value adjustments includes write-offs of redundant IT investments and distribution facilities in the United States and Europe (see note 10).

15 Financial fixed assets

The changes in financial fixed assets are as follows:

	Total	Partici-pations	Other receivables	Capitalised financing fees	Deferred taxes
BOOK VALUE 31 DEC. 2001	635	15	99	103	418
Result from participations and other financial results	16	3	13	–	–
Consolidation/ deconsolidation	-1	-2	1		–
Investments/capitalised costs	15	2	–	13	–
Early redemption	-76	–	-76	–	–
Offset tax assets with temporary differences	-51	–	–	–	-51
Transfer to short-term	-2	–	–	–	-2
Tax receipt	-6	–	–	–	-6
Amortisation of financing costs	-22	–	–	-22	–
Addition in benefit of result	53	–	2	–	51
Translation differences	-80	–	-1	-14	-65
Book value 31 Dec. 2002	**481**	**18**	**38**	**80**	**345**

Other receivables per 31 December 2001 include loan notes, which were received as part of the consideration of the sale by Buhrmann of the Information Systems Division in 2000. In May 2002, these loan notes were redeemed early at nominal value resulting in the release of a provision for uncollectability. The balance per 31 December 2002 mainly comprises capitalised fees related to legal proceedings (see note 28) and some remaining long-term receivables resulting from acquisitions and divestments.

During 2002, EUR 13 million of financing fees were capitalised. These fees are related to the trade receivables securitisation programme and amendments to the senior secured credit facility (see note 23). As a result of early repayments of long-term debt, a pro rata write-off of capitalised financing fees of EUR 6 million was recorded in net financing costs.

Deferred tax assets are detailed in note 22.

16 Inventories of trade goods

A provision for obsolescence was recorded. The changes in this provision are as follows:	31 Dec. 2002	31 Dec. 2001
BALANCE AT BEGINNING OF YEAR	56	51
Consolidation/deconsolidation	-2	2
Utilisation/release	-14	-11
Charges to Profit and Loss Account	13	13
Translation differences	-2	1
Balance at year-end	**51**	**56**

17 Receivables

		31 December 2002		31 December 2001
TRADE RECEIVABLES		1,507		1,826
OTHER RECEIVABLES				
Accrued income	199		272	
Receivables working capital related	96		108	
Receivables non-working capital	26		24	
		321		404
Total receivables		**1,828**		**2,230**

Of the total receivables of EUR 1,828 million, an amount of EUR 1 million will mature after more than one year (2001: EUR 3 million).

As per 31 December 2002, trade receivables of EUR 563 million were pledged under the trade receivables securitisation programme (2001 EUR 452 million). These receivables and related borrowings are included in the Consolidated Balance Sheet (see note 23).

Trade receivables are net of a provision for uncollectability.
The changes in this provision are as follows:

	2002	2001
BALANCE AT BEGINNING OF YEAR	58	53
Consolidation/deconsolidation	–	2
Utilisation/release	-31	-24
Charges to Profit and Loss Account	29	25
Translation differences	-5	2
Balance at year-end	**51**	**58**

Accrued income consists mainly of accrued supplier rebates and catalogue income.

18 Working capital

	31 Dec. 2002	31 Dec. 2001
Inventory	683	756
Trade receivables	1,507	1,826
Accrued income	199	272
Other working capital receivables	96	108
Trade liabilities	-1,064	-1,340
Other working capital liabilities	-318	-390
Total	**1,103**	**1,232**

19 Capital employed

	31 Dec. 2002	31 Dec. 2001
Tangible fixed assets	592	713
Working capital	1,103	1,232
Capital employed excluding goodwill	1,695	1,945
Intangible fixed assets	1,788	2,684
Capital employed including goodwill	**3,483**	**4,629**
CAPITAL EMPLOYED GOODWILL PER DIVISION		
Office Products North America	731	946
Office Products Europe and Australia	193	206
Paper Merchanting	636	667
Graphic Systems	116	108
Holdings	19	18
Total	**1,695**	**1,945**
GEOGRAPHICAL BREAKDOWN OF CAPITAL EMPLOYED EXCLUDING GOODWILL		
United States	701	908
United Kingdom	225	251
The Netherlands	211	219
Rest of EMU members	379	394
Rest of Europe	73	74
Rest of the world	106	99
Total	**1,695**	**1,945**

20 Group equity

The changes in 2001 and 2002 in Group equity are as follows:

	Total	Shareholders' equity	Minority interests
POSITION AT 31 DECEMBER 2000	1,948	1,916	32
Dividend ordinary shares for 2000	-46	-46	–
Ordinary shares issued	665	665	–
Exercised option rights	1	1	–
Result 2001	55	55	–
Dividend preference shares A for 2001	-14	-14	–
Purchase shares	-3	–	-3
Minority share	9	–	9
Translation differences (net of taxes)	56	57	-1
POSITION AT 31 DECEMBER 2001	2,671	2,634	37
Dividend ordinary shares for 2001	-10	-10	–
Result 2002	-588	-588	–
Dividend preference shares A for 2002	-11	-11	–
Purchase shares	-5	–	-5
Minority share	12	–	12
Translation differences (net of taxes)	-258	-255	-3
Position at 31 December 2002	**1,811**	**1,770**	**41**

For further details of the changes in shareholders' equity, see the notes to the Company Balance Sheet (page 82). Minority interest mainly relates to the 48% share of third parties in Corporate Express Australia Ltd. These shares are publicly traded on the Australian Stock Exchange.

21 Provisions

The changes in provisions are as follows:

	Total	Pensions	Deferred taxes	Other provisions	
				Integration and restructuring	Other
POSITION AT 31 DECEMBER 2001	445	25	340	38	42
Utilisation	-21	-3	–	–	-18
Additions charged to result:					
• result from ordinary operations	21	2	14	–	5
• extraordinary result	47	–	–	57	-10
Additions set up through goodwill	23	2	–	21	–
Transfer to current liabilities	-97	–	-26	-66	-5
Transfer deferred tax assets	-51	–	-51	–	–
Transfer provisions	–	–	-34	–	34
Translation differences	-30	–	-22	-8	–
Position at 31 December 2002	**337**	**26**	**221**	**42**	**48**

The provision for pensions at 31 December 2002 and 2001 primarily relates to obligations regarding uninsured defined benefit plans. Operating companies in Europe offer a variety of defined benefit plans, in addition to Government schemes, as part of the remuneration package. In countries like the Netherlands and the United Kingdom, the defined benefit plans are insured in separate trusts (pension funds). Premiums and other contributions paid to these funds are included in labour costs. In case these (non-consolidated) funds require additional contributions due to certain obligations in relation to minimum funding requirements, a provision is recorded.

Deferred taxes are detailed in note 22.

Provisions for integration and restructuring mainly relate to the integration of the acquired businesses of Samas and USOP and cost saving restructuring measures in the office products operations in North America and Europe as well as paper merchanting operations in Europe. The balance at 31 December reflects amounts payable after more than one year. Amounts payable within one year are transferred to current liabilities. In 2002, Buhrmann introduced additional restructuring plans in the wake of continued uncertainties regarding overall business activity in its major markets. These plans include reductions in the number of staff of approximately 1,100 in total, especially in back-office and support functions. Under the plans, Buhrmann accrued in 2002 EUR 60 million before tax.

Other provisions include primarily warranties regarding divestments and product liability.

22 Deferred taxes

The components of deferred tax assets and deferred tax liabilities are as follows:	**31 Dec. 2002**	31 Dec. 2001
DEFERRED TAX ASSETS		
Reorganisation provisions	–	122
Tax loss carry-forwards	565	512
Nominal deferred tax asset	565	634
Valuation allowances	-220	-216
Deferred tax asset (under Financial Fixed Assets)	345	418
DEFERRED TAX LIABILITIES		
Fixed assets	-114	-150
Other	-107	-190
Deferred liabilities (under Provisions)	-221	-340
Total	**124**	**78**

Buhrmann has operating loss carry-forwards at 31 December 2002 of approximately EUR 1,427 million. Expiration is approximately as follows (in millions of euro):

2004 to 2017	68
2018 to 2021	393
Beyond 2021 and unlimited	966
Total	**1,427**

23 Long-term liabilities

	Total	**31 Dec. 2002 > 5 years**	Total	31 Dec. 2001 > 5 years
SUBORDINATED LOANS				
High Yield Bond (USD 350 million)	334	334	397	397
OTHER LOANS				
Term Loans A	528	–	757	–
Term Loans B	509	–	603	293
Revolver (USD 350 million facility)	44	–	–	–
Securitised notes	260	–	290	290
Other	3	3	12	4
	1,344	3	1,662	587
Total	**1,678**	**337**	**2,059**	**984**

High Yield Bond

A 10-year SEC registered, subordinated bond loan was issued in 1999 for the amount of USD 350 million, with a coupon of 12.25%, payable semi-annually. This loan must be redeemed on 1 November 2009. Buhrmann has the option to redeem this loan sooner, but not before 1 November 2004. Thereafter, the whole loan, or part of it, can be redeemed at contractual rates above par. The market value of the High Yield Bond at 31 December 2002 amounted to USD 327 (EUR 312 million) and at 31 December 2001 to USD 350 million (EUR 397 million).

Senior secured credit facility (Term Loans A, B and Revolver)

The senior secured credit facility was originally arranged in 1999. Meanwhile amendments have been passed to adjust some of the terms and conditions in relation to acquisitions, financing transactions and covenant levels. The facility consists of 'Term Loans A', and 'Term Loans B' with tranches in EUR and USD plus a working capital facility of USD 350 million (Revolver). The security provided for the Senior secured credit facility is a pledge on the assets of Buhrmann NV, all its existing and future operating companies in the United States and the greater part of its operating companies outside the United States. The interest rate margins vary with the leverage ratio (pricing grid). Over 2002 these margins fluctuated for both the Working capital facility and the Term Loans A between 2.375% and 3.25% and for the Term Loans B between 3.25% and 4.0%. The working capital facility carries a 0.50% charge for the undrawn balance. During 2002, EUR 171 million was redeemed early on the Term Loans A and B.

The market value of the senior secured credit facility is primarily determined by credit status. Interest rate developments have a limited influence since these loans have a floating interest. Although these loans are not traded publicly, market values can be indicated by the agent of the bank syndicate. The market value has moved generally within a 10% range below the book value.

The senior secured credit facility is subject to a variety of conditions as is customary for these types of facilities and the financial position of Buhrmann. For example, specific financial ratios are monitored by the lenders such as:
Interest coverage ratio : EBITDA/Interest expense
Fixed charge ratio : EBITDA + rent + lease expenses/fixed charges
Leverage ratio : Indebtedness/EBITDA

It is noted that among other things, the EBITDA used for banking covenant calculation purposes may differ significantly from the EBITDA as published in these Financial Statements due to specific contractual definitions. Also, profit and loss items are calculated on a rolling twelve months basis. More detailed information on the covenants is available on the website www.Buhrmann.com (among other things within the press releases related to financing). On 3 December 2002, Buhrmann agreed the most recent amendment, primarily related to covenants, to ensure sufficient, financial flexibility. In exchange, the applicable interest margins as laid down in the pricing grid have been increased by 0.5% and some clauses have additional restrictions aiming to retain cash in the Company. Fees paid upfront amounted to EUR 4 million including advisory costs. These fees have been capitalised and will be amortised over the remaining life-time of the facility (see note 15).

Short- and medium-term securitised notes

The company has a trade receivables securitisation programme under which funds are raised by pledging trade receivables from subsidiaries in the Netherlands, UK and USA as security for short-term and medium-term borrowings. The trade receivables are sold to Buhrmann Silver SA and Buhrmann Silver US LLC, which in turn pledge the trade receivables to third-party dedicated entities as security for short-term borrowings in the form of short-term notes and starting in 2002 also in the form of medium-term notes. The short-term notes are issued in EUR, GBP and USD, reflecting the currency of the pledged receivables. The amount of short-term notes outstanding against the receivables pledged, fluctuate as a result of liquidity requirements, advance rates calculated and invoices outstanding. The maximum amount of short-term notes outstanding during 2002 was EUR 379 million. To ensure availability of re-financing for the notes, a back-up liquidity facility has been arranged. At 31 December 2001, an amount of EUR 290 million of short-term notes was issued and at 31 December 2002 no short-term notes were issued.

In July 2002, the securitisation programme was extended with the issue of medium-term notes.
The medium-term notes are issued in GBP and USD and will mature in 2007. Fees incurred upfront amounted to EUR 9 million including advisory costs. These fees were capitalised and are amortised over the remaining life-time of the facility (see note 15). At 31 December 2002, GBP 107 million and USD 100 million of medium-term notes were issued.

The programme delivers funding at attractive rates and at the same time diversifies sources of capital and increases financial flexibility. Both receivables and borrowings related to this programme are included in the Consolidated Balance Sheet. The proceeds are used to reduce long-term borrowings and drawings can only be used for redemption of the Term Loans A and B under the senior secured credit facility.

At 31 December 2002, trade receivables of EUR 563 million were pledged under this programme.
In addition to the outstanding EUR 260 million of borrowings under the programme, there is a potential for issuing asset backed commercial paper (short-term notes) to an amount of EUR 50 million. The average interest margin, including issuers cost, is approximately 0.67% over LIBOR.

The market value of these notes, due to the nature of the programme, approximates the bookvalue.

Breakdown of long-term debt by currency

	31 Dec. 2002	31 Dec. 2001
AS ISSUED:		
EUR	435	569
USD	1,076	1,331
GBP	167	159
Total	**1,678**	**2,059**
AFTER HEDGING WITH FORWARD EXCHANGE AND CURRENCY SWAPS:		
EUR	479	527
USD	1,082	1,349
GBP	69	137
Other currencies	48	46
Total	**1,678**	**2,059**

Our policy is to incur debt by currency after hedges approximately in proportion to the forecasted split of EBITDA over the major currencies. Forward foreign exchange and currency swaps are used to adjust the currency profile of the loans issued towards the desired position in order to achieve the hedging as per policy.

Forward foreign exchange and currency swap contracts at 31 December 2002

CONTRACT	Maturity	Weighted average contractual exchange rate	Notional amount	Market value
Sell EUR/buy USD	< 1 year	1.02	104	-3
Sell GBP/buy EUR	< 1 year	0.64	35	0
Sell USD/buy EUR	< 1 year	1.00	95	5
Sell EUR/buy GBP	< 1 year	0.64	114	-1
Other	< 1 year		68	0
Total			**416**	**1**

The total market value at 31 December 2002 of the forward foreign exchange and currency swap contracts at was EUR 1 million positive (2001: EUR 3 million negative).

Breakdown of long-term debt by interest profile

	31 December 2002			
	Fixed	%	Floating	%
Subordinated private loans and bank overdrafts	334	20	–	–
Private loans and bank overdrafts	3	0	1,341	80
	337	20	1,341	80
Interest rate swaps > 1 year	1,023		-1,023	
Total	**1,360**	**81**	**318**	**19**

Our policy is to incur a certain minimum level of fixed rate debt in relation to the interest cover. Interest rate swaps are used to adjust the interest profile of the loans towards the desired position in order to achieve the hedging as per policy.

Interest Rate Swap (IRS) contracts at 31 December 2002

IRS in EUR; Buhrmann pays fixed and receives 3 months LIBOR:

Maturity	Notional amount	Average interest rate in %	Fair value
< 1 year	150	4.47	-2
< 2 years	150	4.80	-6
< 4 years	200	5.29	-10
< 5 years	125	5.18	-9
Subtotal A	625		-27

IRS in USD; Buhrmann pays fixed and receives 3 months LIBOR:

Maturity	Notional amount	Average interest rate in %	Fair value
< 1 year	215	6.54	-11
< 2 years	381	4.53	-20
< 3 years	95	6.54	-11
< 5 years	72	5.64	-8
Subtotal B	763		-50
Total A+B	**1,388**		**-77**

The total market value at 31 December 2002 of the interest rate swap contracts was EUR 77 million negative (2001: EUR 54 million negative).

Effective interest rate

The average blended effective interest rate (including margin, currency and hedging effects) was approximately 8.6% in 2002 and 8.5% in 2001.

Repayment schedule for long-term debt

	Year	Term Loans A	Term Loans B	Other	Total redemption
Short-term	2003	59	2	7	68
Long-term	2004	230	5	–	235
	2005	298	5	44	347
	2006	–	249	–	249
	2007	–	250	260	510
	2008	–	–	–	–
	2009			337	337
Total long-term		**528**	**509**	**641**	**1,678**

The installments in 2003 of EUR 61 million for both Term Loans A and B fall due in September and December. Other include the revolver (EUR 44 million), the medium-term notes (EUR 260 million) and the High Yield Bond (EUR 334 million). Cash available at year-end 2002 was EUR 37 million and committed credit lines available amounted to EUR 245 million million. There were no short-term securitised notes outstanding at 31 December 2002. The average remaining term of long-term debt is approximately 4 years.

24 Other liabilities

	31 Dec. 2002	31 Dec. 2001
Taxes and social security contributions	104	121
Advance payments on orders	9	11
Short-term provisions	5	7
Accrued liabilities	200	251
Other working capital liabilities	318	390
Other non-working capital liabilities	30	28
Short-term provisions acquisition and restructuring related (note 21)	66	126
Dividend preference shares A	11	14
Total	**425**	**558**

Accrued liabilities consist mainly of accrued rent, interest and labour costs such as over-time wage and salary, bonusses and vacation benefits.

25 Interest-bearing debt

	31 Dec. 2002	31 Dec. 2001
LONG-TERM LIABILITIES	1,678	2,059
CURRENT LIABILITIES		
Loans	68	44
Credit institutions	26	–
Cash and deposits	-37	-99
Total	**1,735**	**2,004**

Movements schedule interest-bearing debt

	2002	2002	2001	2001
Interest-bearing debt at the beginning of the financial year		**2,004**		**2,208**
Decrease due to cash flow from operational activities		-258		-469
Movements from investing activities				
ACQUISITION OF GROUP COMPANIES AND PARTICIPATIONS				
Cash used	9		578	
Long-term liabilities purchased and disposed of	–		–	
Short-term liabilities purchased and disposed of	–		-24	
		9		554
Payments related to integration of acquired Group companies		90		208
Net investment in tangible fixed assets		107		127
DIVESTMENT OF GROUP COMPANIES AND PARTICIPATIONS				
Cash received		-68		-147
Movements from financing activities				
Issue of shares (see note 2 to the Company Balance Sheet)	–		-665	
Dividend payments (see note 2 to the Company Balance Sheet)	25		60	
Paid financing fees	16		13	
Payments to and repurchase of interests of minority shareholders	5		2	
		46		-590
Translation differences		-195		113
Interest-bearing debt at the end of the financial year		**1,735**		**2,004**

26 Guarantee capital

	31 December 2002	31 December 2001
Group equity	1,811	2,671
Subordinated loans	334	397
Total	**2,145**	**3,068**

27 Commitments not included in the Balance Sheet

	31 December 2002		31 December 2001	
RENTAL AND OPERATIONAL LEASE COMMITMENTS				
These are due as follows:				
Within 1 year	107		91	
After 1 year but within 5 years	282		230	
After 5 years	257		161	
		646		482
REPURCHASE GUARANTEES				
These lapse as follows:				
Within 1 year	21		25	
After 1 year but within 5 years	51		62	
After 5 years	1		4	
		73		91
INVESTMENT COMMITMENTS				
Within 1 year		26		51
OTHER COMMITMENTS				
These lapse as follows:				
Within 1 year	7		3	
After 1 year but within 5 years	3		–	
		10		3
Total commitments		**755**		**627**

Rental and operational lease commitments are primarily related to distribution facilities and offices.

Repurchase guarantees concern graphic machines sold to customers, and financed by external financing companies. Should the customer be declared in default, the respective financing company has a right of recourse against the company at book value, which, in general, will be lower than market value. We monitor the development of the market value of the respective machines. If there is reason to do so, a provision will be recorded. The amount stated here indicates the maximum exposure under these guarantees.

Investment commitments relate to expenditure on projects, such as the development of IT systems.

28 Legal proceedings

ARBITRATION BUHRMANN ISD GROUPE S.A. / IPFO BAIL S.A.

The Buhrmann Group was involved as plaintiff in French arbitration proceedings, initiated in 1994 against the French company Ipfo Bail S.A (formerly named Locafrance S.A.). The claim related to the acquisition by the Buhrmann Group from Ipfo Bail S.A. of all of the shares in the capital of the French company Agena S.A. in 1991. The claim was based on misrepresentation of the financial position of the company in the closing balance sheet at the time of the acquisition.

On the basis of a sentence rendered in these arbitration proceedings, it is anticipated that Buhrmann will receive indemnity payments of approximately EUR 79 million in 2003, resulting in a net profit of approximately EUR 58 million, after deduction of expenses. The sentence will not be subject to appeal and can only be challenged on the basis of the limited grounds provided under French law and the New York Convention.

OTHER

Buhrmann is involved in various other routine legal and regulatory proceedings incidental to the conduct of its business. Buhrmann does not believe that any of these legal or regulatory proceedings will have a material adverse effect on its financial condition or results of operations.

Notes to the Consolidated Cash Flow Statement

in millions of euro

29 Net cash flow: link with balance sheet movements

	2002		2001	
LIQUID FUNDS AT BEGINNING OF YEAR				
Short-term borrowings with credit institutions	–		-104	
Cash and deposits	99		57	
		99		-47
Translation differences		–		-1
Short-term liabilities purchased and disposed of		–		24
Adjusted opening balance		99		-24
LIQUID FUNDS AT YEAR-END				
Short-term borrowings with credit institutions	-26		–	
Cash and deposits	37		99	
		11		99
Increase/(decrease) in liquid funds		**-88**		**123**

30 Net investments in tangible fixed assets

	2002	2001
PER DIVISION		
Office Products North America	62	87
Office Products Europe and Australia	21	14
Paper Merchanting	19	21
Graphic Systems	5	5
Holdings	–	1
Total	**107**	**127**

in millions of euro

31 Summary of differences between Dutch generally accepted accounting principles and US generally accepted accounting principles

Buhrmann's Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which in certain respects differ significantly from generally accepted accounting principles in the United States (US GAAP). The effect of the application of US GAAP to net result and Group equity is summarised below. A more detailed explanation of the differences between Dutch GAAP and US GAAP will be included in Buhrmann's Form 20-F that will be filed with the Securities and Exchange Commision, on or before 30 June 2003.

	31 Dec. 2002	31 Dec. 2001
Net result under Dutch GAAP	**-588**	**55**
Goodwill amortisation	70	-6
Goodwill impairment	-439	–
Intangible fixed assets amortisation	-6	-8
Restructuring and integration provisions	7	-66
Derivatives	-7	10
Pensions	27	26
Financing fees	3	–
Revenue recognition	1	-2
Other	-2	-4
Deferred taxes	-7	30
Net result under US GAAP	**-941**	**35**

	31 Dec. 2002	31 Dec. 2001
Group equity under Dutch GAAP	**1,811**	**2,671**
Goodwill	-172	168
Intangible fixed assets	86	101
Restructuring and integration provisions	30	12
Derivatives	-77	-54
Pensions	130	152
Financing fees	3	–
Revenue recognition	-41	-42
Other	-3	-1
Deferred taxes	143	150
Group equity under US GAAP	**1,910**	**3,157**

Goodwill and intangible assets

For acquisitions prior to 1 January 1997, goodwill was directly written off from Group equity under Dutch GAAP whereas under US GAAP this goodwill is capitalised. A repurchase of shares in a subsidiary was recorded as a movement in Group equity under Dutch GAAP whereas under US GAAP, the surplus paid over the fair value of the net assets is to be recorded as goodwill. Furthermore, under Dutch GAAP certain fair value adjustments for acquired businesses were recorded as part of goodwill, including provisions for restructuring and integration and allowances on deferred tax assets, which did not qualify for US GAAP. Also, with the acquisition of Corporate Express in October 1999, certain intangible assets (Corporate Express brand name and software) were valued and recognised separately from goodwill for US GAAP purposes while under Dutch GAAP they were included in goodwill. These intangibles are amortised over their estimated useful lives of 40 and 7 years respectively.

The net effect of the items mentioned above was a higher gross amount of goodwill under US GAAP which was amortised over its estimated useful life of forty years until 31 December 2001. As of 1 January 2002, goodwill is no longer amortised under US GAAP. The higher amount of goodwill under US GAAP and the requirement to recognise and value separately other intangible assets (brand names and customer and supplier relationships), for impairment testing purposes, resulted in a higher amount of goodwill impairment under US GAAP compared to Dutch GAAP.

Restructuring and integration provisions

Under Dutch GAAP some integration provisions with respect to acquisitions were recorded and included in goodwill, which did not qualify under US GAAP. As a consequence, some payments for integration were expensed under US GAAP whereas under Dutch GAAP these payments were deducted from provisions. In addition, part of the accruals for restructuring plans that were recorded under Dutch GAAP in 2001 and 2002 did not qualify under US GAAP due to timing differences. As a result the related payments are expensed in the subsequent year under US GAAP.

Derivatives

In the reconciliation of group equity, this relates primarily to interest rate swaps which under US GAAP are valued at market value whereby changes in the market value are predominantly recorded directly in group equity as most interest rate swaps meet the criteria for hedge accounting. Currency swaps are also valued at market value under US GAAP, however the market value of the currency swaps equals their book value under Dutch GAAP. In the reconciliation of net result under US GAAP, this includes results on and revaluations of interest rate swaps and currency swaps for which no hedge accounting can be applied for.

Pensions

This item comprises the net excess of plan assets, the value of which is based on an expected return on these assets, over projected benefit obligations with regard to defined benefit plans, which under US GAAP is included in the Balance Sheet in accordance with SFAS No. 87 'Employers' Accounting for Pensions'. The pension plan assets and benefit obligations are calculated using the following assumptions:

	2002	2001
Discount rate	5.5%	6.0%
Expected return on plan assets	7.0%	7.7%
Rate of compensation increase	3.1%	3.6%
Increase of state pension	2.1%	2.6%
Pension increases	2.1%	2.5%

Financing fees

This item relates to a write-off of capitalised financing fees which was recorded under Dutch GAAP in 2002 as a result of early repayments of long-term debt. This write-off did not qualify under US GAAP.

Revenue recognition

This item relates to timing differences on revenues with respect to the sale of graphic machines with repurchase commitments which are recognised at a later point in time under US GAAP.

Deferred taxes

This item relates to valuation allowances on deferred tax assets recorded under Dutch GAAP which do not qualify under US GAAP as well as deferred taxes on the above-mentioned US GAAP adjustments.

Operating result

A significant difference in classification between Dutch GAAP and US GAAP is the classification of expenses relating to restructuring measures, integration of acquired companies and write-offs on IT systems and distribution facilities which under Dutch GAAP are classified as extraordinary expenses and under US GAAP as operating expenses. Excluding the aformentioned expenses, operating result before amortisation and impairment of goodwill under US GAAP amounted to EUR 357 million in 2002 compared to EUR 342 million under Dutch GAAP and in 2001 EUR 420 million under US GAAP compared to EUR 408 million under Dutch GAAP. Operating result after amortisation and impairment of goodwill and excluding the aforementioned expenses that are classified as extraordinary under Dutch GAAP, amounted to a loss of EUR 656 million under US GAAP in 2002 compared to a loss of EUR 301 million under Dutch GAAP and in 2001 an income of EUR 347 million under US GAAP compared to an income of EUR 341 million under Dutch GAAP.

Company (Buhrmann NV) Balance Sheet before appropriation of result

in millions of euro

		31 December 2002		31 December 2001
ASSETS				
Fixed assets				
1 Financial fixed assets		1,777		2,588
Current assets				
Other receivables		34		68
Total assets		**1,811**		**2,656**
EQUITY AND LIABILITIES				
2 **Shareholders' equity**				
Issued and paid-in capital	222		221	
Share premium reserve	2,034		1,993	
Other reserves	102		379	
Undistributed profit	-588		41	
		1,770		**2,634**
Provisions				
Deferred tax		30		8
Current liabilities				
Dividend preference shares A		11		14
Total equity and liabilities		**1,811**		**2,656**

Company (Buhrmann NV) Profit and Loss Account

in millions of euro

	2002	2001
1 *Result of Group companies and participations*	-607	-3
Other results	19	58
Net result	**-588**	**55**

Notes to the Company Balance Sheet and Profit and Loss Account

in millions of euro unless stated otherwise

General

In accordance with article 402, title 9, book 2 of The Netherlands Civil Code, an abbreviated profit and loss account is included.

1 Financial fixed assets

The changes in the financial fixed assets are as follows:

	Total	Participations in Group companies	Receivables from Group companies
BOOK VALUE AT 31 DECEMBER 2001	2,588	2,124	464
Proceeds collected by Group companies	51	–	51
Legal restructuring	–	-730	730
Result from Group companies	-607	-607	–
Translation differences	-255	-255	–
Book value at 31 December 2002	**1,777**	**532**	**1,245**

Group companies have been valued at their net asset value (or the proportional part thereof). Certain Group companies have a negative net asset value. At 31 December 2002, a provision equal to the negative net asset value has been recorded as a liability or deducted from receivables.

2 Shareholders' equity

The changes in 2001 and 2002 in shareholders' equity are as follows:

	Total	Issued and paid-in capital	Share premium reserve	Other reserves	Undistributed profit
POSITION AT 31 DECEMBER 2000	1,916	177	1,347	185	207
Dividend ordinary shares for 2000	-46	–	–	–	-46
Profit appropriation 2000	–	–	–	161	-161
Redenomination face value shares	–	13	-13	–	–
Ordinary shares issued	665	31	659	-25	–
Option rights exercised	1	–	–	1	–
Result 2001	55	–	–	–	55
Dividend preference shares A for 2001	-14	–	–	–	-14
Translation differences	57	–	–	57	–
POSITION AT 31 DECEMBER 2001	2,634	221	1,993	379	41
Reclassification share premium preference shares C	–	–	42	-42	–
Dividend ordinary shares for 2001	-10	–	–	–	-10
Profit appropriation 2001	–	–	–	31	-31
Ordinary shares issued	–	1	-1	–	–
Result 2002	-588	–	–	–	-588
Dividend preference shares A for 2002	-11	–	–	-11	–
Dividend preference shares C for 2002	-21	–	–	-21	–
Preference shares C to be issued	21	–	–	21	–
Translation differences	-255	–	–	-255	–
Position at 31 December 2002	**1,770**	**222**	**2,034**	**102**	**-588**

Dividend on cumulative preference shares A of EUR 11 million and C of EUR 21 million are included in equity considering their cumulative nature.

Authorised capital

Buhrmann NV's authorised share capital at 31 December 2002 amounted to EUR 732,000,000, divided into 250,000,000 ordinary shares, 54,940,000 preference shares A, 305,000,000 preference shares B and 60,000 preference shares C, with a face value of EUR 1.20 each. The ordinary shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The preference shares A and B are registered shares. The preference shares C are registered shares, but may under certain circumstances be bearer shares.

Issued and paid-in capital

Number of shares	Ordinary	Preference A	Preference C
BALANCE AT 31 DECEMBER 2000	102,544,130	53,281,979	35,336
Issue of ordinary shares	27,600,000	–	–
Dividend in shares	1,690,863	–	1,932
BALANCE AT 31 DECEMBER 2001	131,834,993	53,281,979	37,268
Dividend in shares	793,068	–	2,012
Balance at 31 December 2002	**132,628,061**	**53,281,979**	**39,280**

On 27 March 2001, 24 million ordinary shares were issued with a face value of NLG 2.50 each at a price of EUR 25 per share. On 30 March 2001, an additional 3.6 million ordinary shares were issued at the same price. The total proceeds amounted to EUR 665 million, net of expenses.

On 12 June 2001, the face value of all shares was redenominated from NLG 2.50 to EUR 1.20. This resulted in an increase of issued and paid-in capital of EUR 13 million which was charged against the share premium reserve.

For more information on the preference shares A, B and C, we refer to pages 90 and 92 of this report.

Deposit acquired own shares

Number of shares	Ordinary
BALANCE AT 31 DECEMBER 2000	530,538
Re-issued in connection with exercised options rights	-37,100
Acquired by means of dividend in shares	15,917
BALANCE AT 31 DECEMBER 2001	509,355
Acquired by means of dividend in shares	6,063
Balance at 31 December 2002	**515,418**

These shares are primarily held as a partial hedge for employee options outstanding. On page 84 a description of the relevant hedging policy is provided. At 31 December 2002, 3,936,111 options were outstanding (see page 86 for details).

Share premium reserve

The share premium reserve for commercial and tax purposes is almost equal. The share premium resulting from the issuance of preference shares A (EUR 121 million) and C (EUR 374 million) can only be paid to the holders of these shares.

Option scheme

At the end of 2002, 3,936,111 unexercised personnel options on shares in Buhrmann remained, at an average price of EUR 18.79. The latest exercise date of these options is in 2007.

The option scheme is designed as an incentive, limited to managers working within the Group.
There are some 450 managers eligible. The maximum percentage of option rights that may be granted in any year is 1.25% of the number of outstanding ordinary shares. This reflects the requirements of the business given our geographic spread (in particular the United States of America) and specific human resource management needs for critical business activities.
For individual managers, the options granted are related to his or her contribution to Group results.
In addition, the options granted are capped as the maximum nominal value (based on the number of shares to which the option right relates, multiplied by the option exercise price) will not exceed an amount equal to twice the base salary of the relevant individual.
The options have a term of five years and can be exercised only after three years. The exercise price for option rights granted is the closing price of the Buhrmann ordinary shares on the first trading day after the meeting of shareholders (on which day Buhrmann's shares are quoted ex-dividend).
Those entitled to options are bound by internal regulations designed to prevent insider trading.
Options granted are in principle hedged by purchasing the shares required on or close to the grant date.
Options may not be hedged if the financial position gives rise to a decision not to purchase the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as the capital structure of the Group. On the basis thereof it was decided not to purchase shares for this purpose in 2002 and 2001. A total number of 515,418 purchased shares were held in deposit for this purpose at 31 December 2002.

The market price of the option rights was estimated on the basis of the Black & Scholes option price determination model, based on the following assumptions:

	2002	2001
Expected dividend yield	2.3%	2.3%
Expected share price volatility	65%	55%
Risk-free interest rate	4.5%	4.5%
Expected term	4 years	4 years

The pro-forma remuneration cost of the option rights assigned to management is EUR 6 million for 2002 (EUR 6 million for 2001). The annual remuneration cost is calculated by taking the economic cost of the options granted over the last three years spread evenly over the blocked exercise period (vesting) of three years. Expected dividend yield and share price volatility are based on historic track records at the date of granting the options.
These assumptions were used exclusively for this calculation and do not necessarily provide an indication of expectations of management regarding developments in the future.

At the end of 2002, the members of the Executive Board held option rights on 460,000 Buhrmann ordinary shares:

	1 January 2002	Granted during the year	Option exercise price in euro	Exercised during the year	Outstanding at 31 Dec. 2002	Exercisable until
F.H.J. Koffrie	100,000	1997	16.74	(lapsed)	–	08.04.2002
	25,000	1999	15.40	–	25,000	11.04.2004
	40,000	2000	32.94	–	40,000	16.04.2005
	40,000	2001	24.52	–	40,000	19.04.2006
	–	2002	13.69	–	55,000	05.05.2007
	205,000			–	160,000	
R.W.A. de Becker	10,000	2001	19.61	–	10,000	19.04.2006
	–	2002	13.69	–	30,000	05.05.2007
	10,000			–	40,000	
G. Dean	30,000*	1997	16.74	(lapsed)	–	08.04.2002
	20,000	1999	15.40	–	20,000	11.04.2004
	25,000	2000	26.35	–	25,000	16.04.2005
	27,500	2001	19.61	–	27,500	19.04.2006
	–	2002	13.69	–	35,000	05.05.2007
	102,500			–	107,500	
M.S. Hoffman	15,000	2000	26.35	–	15,000	16.04.2005
	17,500	2001	19.61	–	17,500	19.04.2006
	–	2002	13.69	–	50,000	05.05.2007
	32,500			–	82,500	
F.F. Waller	20,000	2000	32.94	–	20,000	16.04.2005
	20,000	2001	24.52	–	20,000	19.04.2006
	–	2002	13.69	–	30,000	05.05.2007
	40,000			–	70,000	
Total	**390,000**			–	**460,000**	

* IN ADDITION, MR DEAN HAD THE RIGHT TO BE COMPENSATED FOR THE INCREASE IN VALUE WITH RESPECT TO 30,000 SHARES, WHICH RIGHT WAS GRANTED IN 1997 AND LAPSED IN APRIL 2002.

The members of the Supervisory Board held no option rights to Buhrmann shares at the end of 2002.

Shareholdings by members of the Executive Board and Supervisory Board

The members of the Executive Board held the following numbers of shares in Buhrmann at 31 December 2002:

	Ordinary shares
F.H.J. Koffrie	50,595
M.S. Hoffman	50,000
F.F. Waller	3,035
Total	**103,630**

The members of the Supervisory Board held the following numbers of shares in Buhrmann at 31 December 2002:

	Ordinary shares	Depositary receipts of preference shares A
P.C. van den Hoek	30,423	0
A.G. Jacobs	926	411
Total	**31,349**	**411**

Specified statement of all options outstanding (including option rights held by the members of the Executive Board)

	Number of outstanding option rights		Average exercise price	Term ends
GRANTED IN 1997*				
Balance at the end of 2001	191,650			
Exercised in 2002				
Lapsed in 2002	-191,650			
Outstanding at the end of 2002		–	–	–
GRANTED IN 1999**				
Balance at the end of 2001	538,000			
Lapsed in 2002	-78,500			
Outstanding at the end of 2002		459,500	15.61	2004
GRANTED IN 2000				
Balance at the end of 2001	979,302			
Lapsed in 2002	-77,581			
Outstanding at the end of 2002		901,721	*** 27.35	2005
GRANTED IN 2001				
Balance at the end of 2001	1,167,958			
Lapsed in 2002	-99,784			
Outstanding at the end of 2002		1,068,174	*** 20.04	2006
GRANTED IN 2002				
Granted in May 2002	1,563,928			
Lapsed in 2002	-57,212			
Outstanding at the end of 2002		1,506,716	*** 13.75	2007
Total outstanding at the end of 2002		**3,936,111**	**18.79**	

* IN ADDITION, A NUMBER OF MANAGERS HAD THE RIGHT TO BE COMPENSATED FOR THE INCREASE IN VALUE WITH RESPECT TO A TOTAL OF 44,500 ORDINARY SHARES, ON THE BASIS OF AN AVERAGE EXERCISE PRICE OF EUR 16.74. THIS RIGHT WAS ONLY GRANTED IN 1997 AND LAPSED IN 2002.

** NO OPTION RIGHTS WERE GRANTED IN 1998.

*** UNDER DUTCH FISCAL RULES, MANAGEMENT RECEIVING OPTIONS CAN ELECT TO ACCEPT A 25% HIGHER EXERCISE PRICE. THE BASE EXERCISE PRICE WAS SET AT EUR 13.69 IN 2002, EUR 19.61 IN 2001 AND EUR 26.35 IN 2000, EQUALLING STOCK PRICE AT CLOSE OF BUSINESS ON THE AMSTERDAM STOCK EXCHANGES ON 6 MAY 2002, 20 APRIL 2001 AND 17 APRIL 2000 RESPECTIVELY.
THE EUR 13.75 IN 2002, EUR 20.04 IN 2001 AND EUR 27.35 IN 2000, ARE THE WEIGHTED AVERAGE EXERCISE PRICES AS ACTUALLY ACHIEVED FOLLOWING ACCEPTANCE OF THE GRANT BY MANAGEMENT INVOLVED.

The company extends interest-bearing loans to the Dutch optionees to finance their upfront tax obligations resulting from the option grant and which are due at the date of grant. The loans of members of the Executive Board extended within this context are listed on page 66 of this report.

3 Commitments not included in the balance sheet

Buhrmann NV acts as guarantor for loans taken by Group companies (see note 23 to the Consolidated Balance Sheet) amounting to EUR 1,746 million in 2002 (2001: EUR 2,103 million). In addition, Buhrmann NV acts as guarantor in certain legal acts of a number of Group companies in the Netherlands and abroad, including entering into lease contracts and interest rate and currency swap contracts.

Furthermore, declarations of joint and several liability (as referred to in article 403, title 9, book 2 of the Dutch Civil Code) have been filed for debts resulting from legal acts of a number of Group companies established in the Netherlands.

AMSTERDAM, 27 FEBRUARY 2003

SUPERVISORY BOARD	EXECUTIVE BOARD
P.C. VAN DEN HOEK	F.H.J. KOFFRIE
A.G. JACOBS	R.W.A. DE BECKER
R.C. GAY	G. DEAN
J. PEELEN	M.S. HOFFMAN
A.P. RESSLER	F.F. WALLER
G.H. SMIT	
R. ZWARTENDIJK	

Group Companies and Participations

Unless otherwise stated, Buhrmann's interest in the following companies and divisions is 100 percent. A full list of Group companies is available for inspection at the Trade Register in Amsterdam. The addresses of the companies mentioned on the following pages can also be viewed on our website: www.buhrmann.com.

Office Products North America Division

UNITED STATES OF AMERICA

Corporate Express, Inc.
BROOMFIELD, CO
Corporate Express Imaging & Computer Graphic Supplies
DEERFIELD BEACH, FL

Specialty Business Group
BROOMFIELD, CO
- ASAP Software Express, Inc.
  BUFFALO GROVE, IL
- ASAP Software S.A.S.
  ST. OUEN (FRANCE)
- Corporate Express Document & Print Management, Inc.
  OMAHA, NE
- Corporate Express Promotional Marketing, Inc.
  ST. LOUIS, MO

Central Region
BROOMFIELD, CO
- Central Midwest Division
  CINCINNATI, OH
- Colorado Division
  AURORA, CO
- Gulf Coast Division
  BATON ROUGE, LA
- Illinois Division
  WOODRIDGE, IL
- Kansas Division
  KANSAS CITY, MO
- Michigan Division
  WARREN, MI
- Mid-South Division
  MEMPHIS, TN
- Minnesota Division
  ARDEN HILLS, MN
- Missouri Division
  ST. LOUIS, MO
- Oklahoma Division
  TULSA, OK
- Wisconsin Division
  WAUWATOSA, WI

Eastern Region
SOMERSET, NJ
- Connecticut Division
  STRATFORD, CT
- Eastern Pennsylvania Division
  PHILADELPHIA, PA
- Georgia Division
  ATLANTA, GA
- Mid-Atlantic Division
  ELKRIDGE, MD
- New England Division
  LAWRENCE, MA
- New York Metro Division
  PARSIPPANY, NJ
- North Florida Division
  TAMPA, FL
- South Atlantic Division
  HENDERSON, NC
- South Florida Division
  MIAMI, FL
- West Pennsylvania Division
  SEWICKLEY, PA

Western Region
PLEASANTON, CA
- Alaska Division
  ANCHORAGE, AK
- Arizona Division
  PHOENIX, AZ
- North California Division
  NEWARK, CA
- North Texas Division
  ARLINGTON, TX
- Oregon Division
  PORTLAND, OR
- Idaho-Utah Divison
  IDAHO FALLS, ID
- South California Division
  LA MIRADA, CA
- South Texas Division
  HOUSTON, TX
- Washington Division
  RENTON, WA

CANADA
MISSISSAUGA, ON
- Alberta Division
  EDMONTON, AB
- Atlantic Division
  HALIFAX, NS
- British Columbia Division
  VANCOUVER, BC
- Ontario Division
  MISSISSAUGA, ON
- Quebec Division
  BOUCHERVILLE, QC

Office Products Europe Division

AUSTRIA
Corporate Express GmbH & Co. KG
WELS
Corporate Express Büroartikelhandel GmbH
VIENNA

BELGIUM
Corporate Express Belgium NV
WEMMEL (BRUSSELS)

DENMARK
Corporate Express Denmark A/S
HOLSTEBRO

FRANCE
Corporate Express France/ANFA S.A.S.
BONDOUFLE (PARIS)

GERMANY
Corporate Express Deutschland GmbH & Co. Vertriebs KG
STUTTGART

IRELAND
Corporate Express (Ireland) Limited
DUBLIN

ITALY
Corporate Express SpA
CUSAGO (MILAN)

LUXEMBOURG
Corporate Express Luxembourg/ Eugène Hoffman Sarl
HOWALD (HESPERANGE)

NETHERLANDS
Corporate Express Europe BV
AMSTERDAM
Buhrmann Office Products Nederland BV
AMSTERDAM
- Corporate Express Nederland
  UTRECHT
- Dawidenko International
  UTRECHT
- Intercambio
  UTRECHT

Corporate Express Document Automatisering BV
(will be renamed Veenman BV)
CAPELLE A/D IJSSEL (ROTTERDAM)
DocVision BV
UTRECHT

POLAND
Corporate Express Polska Sp.z.o.o.
GDYNIA

SWEDEN
Corporate Express Svenska AB
BORÅS (GOTEBORG)

UNITED KINGDOM
Corporate Express UK Ltd.
BIRMINGHAM

Office Products Australia

AUSTRALIA
Corporate Express Australia Ltd. (52%)
ROSEBERY, SYDNEY, NSW
AND LOCATIONS IN: ADELAIDE, ALICE SPRINGS, BRISBANE, BUNBURY, CAIRNS, CANBERRA, DARWIN, GLADSTONE, GOLD COAST, HOBART, LAUNCESTON, MACKAY, MELBOURNE, NEWCASTLE, PERTH AND TOWNSVILLE

NEW ZEALAND
Corporate Express New Zealand Ltd. (52%)
AUCKLAND
AND LOCATIONS IN: WELLINGTON, CHRISTCHURCH, DUNEDIN AND BLENHEIM

Paper Merchanting

Merchants

AUSTRIA
PaperNet GmbH & Co. KG
WIENER NEUDORF

BELGIUM
Epacar NV
KONTICH (ANTWERP)
Triton Komputer Service Buro BVBA
WETTEREN

CROATIA
Adria Papir d.o.o.
ZAGREB

CZECH REPUBLIC
Ospap velkoobchod papírem, a.s. (96%)
PRAGUE

DENMARK
CC&Co A/S
HOLSTEBRO
PaperNet Denmark A/S
COPENHAGEN
Udesen A/S, Grafisk Fagcenter
VEJLE

FINLAND
PaperNet oy och hemart Helsingfors
HELSINKI

FRANCE
Buhrmann France Image SAS
CROISSY-BEAUBOURG (PARIS)
- Bellegarde
  ST. OUEN (PARIS)
- Carpa ADP
  CROISSY-BEAUBOURG (PARIS)
- Libert
  CROISSY-BEAUBOURG (PARIS)

GERMANY
Deutsche Papier Vertriebs GmbH
AUGSBURG
- Deutsche ADP
  AUGSBURG

HUNGARY
Budapest Papir Kft
BUDAPEST

IRELAND
Contact Papers Ltd.
DUBLIN
Robert Horne Paper (Ireland) Ltd.
DUBLIN
Supreme Paper Company Ltd.
DUBLIN
Paper Sales Ltd.
CORK

ITALY
Polyedra SpA
SETTIMO MILANESE (MILAN)
- Caledonia Srl (90%)
  CALEPPIO DI SETTALA (MILAN)

NETHERLANDS
Bührmann-Ubbens BV
ZUTPHEN
DRiem Papier BV
ZOETERMEER (THE HAGUE)
Proost en Brandt BV
DIEMEN (AMSTERDAM)
- Velpa Enveloppen BV
  ZWIJNDRECHT

POLAND
Mercator Papir Sp.z o.o.
KRAKÓW

PORTUGAL
Tulipel-Commércio de Papéis Lda.
LISBON

SINGAPORE
Winpac Pte Ltd. (50%)
SINGAPORE
- Vietnam Representative Office
  HO CHI MINH CITY (VIETNAM)

SLOVAKIA
Bratislavská Papierenská Spoločnosť s.r.o.
BRATISLAVA

SLOVENIA
Alpe Papir d.o.o.
LJUBLJANA

SOUTH AFRICA
Finwood Papers (Pty) Ltd.
JOHANNESBURG

SPAIN
Papelco S.A.
SAN BOI DE LLOBREGAT (BARCELONA)
Union Papelera S.A.
BARCELONA

SWEDEN
Grafiskt Papper Norden AB
VÄLLINGBY AND STOCKHOLM

UNITED KINGDOM
The Howard Smith Paper Group Ltd.
NORTHAMPTON
- Howard Smith Paper Ltd.
  NORTHAMPTON
- Howard Smith Paper (Scotland) Ltd.
  WEST LOTHIAN
- Contract Paper Ltd.
  NORTHAMPTON
- Precision Publishing Papers Ltd.
  YEOVIL
- Savory Paper Ltd.
  NORTHAMPTON
- Trade Paper Ltd.
  BARWELL

Robert Horne Group plc
NORTHAMPTON
- The Robert Horne Paper Company
  NORTHAMPTON
- Robert Horne Business Papers
  NORTHAMPTON
- Glenmore Business Papers
  ROSYTH
- A&P Display
  NORTHAMPTON
- Cox Plastics
  NORTHAMPTON
- Paragon Imaging Materials
  MANCHESTER

The M6 Paper Group Ltd.
MACCLESFIELD

UNITED STATES OF AMERICA
Kelly Paper Company
CITY OF INDUSTRY (LOS ANGELES), CA

International trade

GERMANY
Josef Fröhlen Papiergroßhandlung-Willi Reddemann Import-Export GmbH
NEUSS

NETHERLANDS
Expresso Paper Platform BV (12.90%)
AMSTERDAM
Tricom Paper International BV
AMSTERDAM

MALAYSIA
VRG Paper (Malaysia) Sdn Bhd
PETALING JAYA, SELANGOR

P.R. CHINA
VRG Paper Hong Kong Ltd.
HONG KONG
- Beijing Representative Office
  BEIJING
- Shanghai Representative Office
  SHANGHAI
- Taiwan Representative Office
  TAIPEI (TAIWAN)

SINGAPORE
VRG Paper Asia Pte Ltd.
SINGAPORE

Graphic Systems

BELGIUM/LUXEMBOURG
Plantin NV
BRUSSELS (EVERE)

GREECE
BTI-Hellas A.E.E.
PERISTERI (ATHENS)

ITALY
Macchingraf SpA
OSPIATE DI BOLLATE (MILAN)

NETHERLANDS
Tetterode-Nederland BV
AMSTERDAM

SPAIN
Maquinaria Artes Gráficas Hartmann, S.A.
CORNELLÀ DE LLOBREGAT (BARCELONA)

Other

Buhrmann Europcenter NV
WELLEN/BELGIUM
Buhrmann International BV
AMSTERDAM/NETHERLANDS
Buhrmann Silver SA
LUXEMBOURG
Buhrmann US, Inc.
BROOMFIELD, CO/USA
Buhrmann Silver US LLC
DELAWARE, CO/USA

Other Information

Dividend Proposal

It will be proposed to the General Meeting of Shareholders on 29 April 2003:

1. That the loss for 2002 be charged to the reserves;
2. That on the ordinary shares a dividend in shares to the amount of EUR 0.07 per share be paid out of the share premium reserve. For shareholders who express the wish to receive a cash amount the company will sell the shares in which the stock dividends are being converted. These shareholders will then receive a cash amount of EUR 0.07 gross per ordinary share;
3. That the statutory dividend on the preference shares A of EUR 0.21 gross per share and on the preference shares C of 5.5 percent payable in 2,116 new preference shares C be paid out of the reserves.

Shareholders will be contacted by those institutions holding his/her shares as on 30 April 2003 in order to select either a share dividend or a cash payment.
The period during which the shareholder may choose between a share dividend or cash payment ends on 14 May 2003 at the closure of the Amsterdam Stock Exchange.
On Wednesday 14 May 2003, after closure of the Amsterdam Stock Exchange, the Executive Board will fix, based on the average stock price of that date, the number of dividend rights of ordinary shares giving title to one new ordinary share of EUR 1.20 par value. New ordinary shares issued in this manner will be entitled to dividend with respect to the 2003 financial year and thereafter.
On Friday 2 May 2003, the ordinary shares will be listed ex-dividend. No trading will take place on the Amsterdam Stock Exchange in dividend rights.
Transfer of new ordinary shares issued to shareholders will take place as from 16 May 2003. The cash amount will be payable as from 16 May 2003.

Excerpt of the Articles of Association concerning the Appropriation of Profit

The statutory regulation regarding the appropriation of profit can – inasfar as it is important in the context of this report – be summarised as follows:

The following dividend payments will subsequently be made, insofar as possible: first, pro rata parte, the dividend on the preference shares A and preference shares C, thereafter the dividend on the preference (protection) shares B shall be paid. Subsequently, the Executive Board shall, subject to the approval of the Supervisory Board, determine which part of the profit remaining, shall be allocated to the reserves. Any part of the profit remaining thereafter shall be paid as a dividend on the ordinary shares.

The dividend on the preference shares A is determined for periods of eight years each. For the financial year 2002 until and including 2009 the dividend has been determined at EUR 0.21 per share.
The dividend on the preference shares C amounts to 5.5% of the amount of USD 10,000 paid on each of these shares. For the financial years until and including 2002 the dividend is paid in new preference shares C. After the financial year 2002 the dividend will be paid out in cash or in new preference shares C, at the option of the Company.
On the preference (protection) shares B a dividend shall be paid, the percentage of which – to be calculated over the paid up part of the nominal value – is equal to the repo-rate of the European Central Bank, decreased or increased by a discount or upcount, with a maximum of three percent point, to be determined by the Executive Board under the approval of the Supervisory Board, averaged over the number of days over which the payment is made.
The general meeting may resolve that a payment of dividend on ordinary shares be wholly or partly not in cash but in shares in the Company.
The general meeting may, at the proposal of the Executive Board which has been approved by the Supervisory Board, resolve that distributions to shareholders be made out of the distributable part of the capital and reserves, except for the share premium reserves A and C.

Payment of dividends shall be announced by means of a notice in at least a national daily paper and in the Official Price List of Euronext Amsterdam.

Auditors' Report

Introduction
We have audited the accompanying financial statements of Buhrmann NV for the year ended 31 December 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion the financial statements give a true and fair view of the financial position of the company as at 31 December 2002, and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Dutch Civil Code.

AMSTERDAM, 27 FEBRUARY 2003

PricewaterhouseCoopers Accountants N.V.

Corporate Governance

Buhrmann's business is conducted on the basis of the following governance principles. These principles have been approved by the Supervisory Board and, along with the Business Principles and Code of Ethics, Rules and Committee Charters of the Supervisory Board, provide the framework for the governance of Buhrmann.

General
Buhrmann endorses and complies with the Corporate Governance recommendations included in the Report of the Committee on Corporate Governance in the Netherlands.

Buhrmann NV is a public limited liability company under Netherlands law.
The responsibility for the conduct of Buhrmann's business is entrusted to the Executive Board under the supervision of the Supervisory Board.

Executive Board
The Executive Board is responsible for the management of Buhrmann and its businesses.
The Executive Board consists of at least two members (currently five), their number being fixed by the Supervisory Board.
The members of the Executive Board are appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board.
A resolution to appoint or to remove a member of the Executive Board other than on the proposal of the Supervisory Board requires a majority of at least two-thirds of the votes cast representing more than one-third of the issued capital.
The remuneration and other conditions of employment of the members of the Executive Board are determined by the Supervisory Board.

Supervisory Board
The Supervisory Board, which consists of non-executive members who shall be in majority independent[1] (and who are currently all independent[1]), is responsible for supervising the management of the Executive Board. It is also required to advise the Executive Board. In doing so, the Supervisory Directors are guided by the interests of the Company and its businesses.

The members of the Supervisory Board are appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board[2].
A resolution to appoint or to remove a member of the Supervisory Board other than on the proposal of the Supervisory Board requires a majority of at least two-thirds of the votes cast representing more than one-third of the issued capital.
The remuneration of the members of the Supervisory Board is determined by the General Meeting of Shareholders.

A profile[3] has been established to delineate requirements for the individual members and the composition of the Board.
Pursuant to the profile the Supervisory Board consists of at least four members (currently seven) and not more than eight members, their number being fixed by the Supervisory Board.
Internal rules[3] govern the allocation of tasks and working methods of the Board.

The Supervisory Board has established two committees, an Audit Committee and a Compensation, Nominating and Corporate Governance Committee. These committees advise the plenary Supervisory Board. Their purpose, authority and responsibility are laid down in a Charter[3] for each of the committees[4].

General Meeting of Shareholders
General Meetings of Shareholders are held at least once a year. All resolutions are made on the basis of the 'one share one vote' principle.
The General Meeting of Shareholders reviews the annual report and decide on adoption of the annual accounts, the dividend proposal and the discharge of the members of the Executive Board of their responsibility for the conduct of the business and the members of the Supervisory Board for their supervision.
Shareholders may request the Executive Board or Supervisory Board for items to be included on the agenda. These requests will be honoured provided they are made at least 60 days before the date of the General Meeting of Shareholders by shareholders who represent at least 1% of Buhrmann's issued capital, or whose shares at the time the General Meeting of Shareholders is called represent a market value of at least EUR 250,000 and provided that there shall be no grave interests of Buhrmann which resist against the placing on the agenda.
The main duties of the General Meeting of Shareholders of Buhrmann NV are:

- Adoption of the financial statements, including the appropriation of the result and the dividend;
- Granting a discharge to the Executive Board regarding its management, and the Supervisory Board regarding its supervision thereof, to the extent that such activities are evident in the financial statements;
- Appointment, suspension and dismissal of the members of the Executive Board and Supervisory Board;
- Appointment and removal of the external auditor;
- Resolving to issue shares, grant rights to take shares (option rights) or to designate the Executive Board to take such decisions for a specified period, possibly excluding the pre-emptive rights of shareholders;
- Resolving to amend the Articles of Association on the basis of a proposal by the Executive Board approved by the Supervisory Board;
- Authorising the Executive Board to repurchase the Company's shares;
- Establishing the remuneration of the members of the Supervisory Board.

1 MEMBERS OF THE SUPERVISORY BOARD CANNOT QUALIFY AS 'INDEPENDENT':
A) WHEN THEY HAVE MATERIAL RELATIONSHIP WITH THE COMPANY (EITHER DIRECTLY OR AS A PARTNER, SHAREHOLDER OR OFFICER OF AN ORGANISATION THAT HAS A RELATIONSHIP WITH THE COMPANY), OR
B) WHEN THEY ARE EMPLOYED BY THE COMPANY, OR HAVE BEEN EMPLOYED IN A PERIOD OF FIVE YEARS PRIOR TO THE APPOINTMENT AS MEMBER OF THE SUPERVISORY BOARD, OR
C) WHEN THEY RECEIVE ANY FEE FOR CONSULTING OR ADVISING OR OTHERWISE, FROM THE COMPANY OR ITS EXECUTIVE MANAGERS, OR
D) WHEN THEY RECEIVE REMUNERATION FROM THE COMPANY WHICH IS DEPENDENT ON THE PERFORMANCE OF THE COMPANY (E.G. SHARE OPTIONS OF PERFORMANCE RELATED BONUSES, ETC.), OR
E) IN THE CASE OF INTERLOCKING RELATIONSHIPS, OR OTHER RELATIONS WITH A PERSON UNDER HIS SUPERVISION, OR
F) WHEN THEY ARE CONTROLLING SHAREHOLDERS HOLDING DIRECTLY OR INDIRECTLY 30% OR MORE OF THE SHARE CAPITAL OF THE COMPANY.

2 IN THE FRAMEWORK OF THE INVESTMENT BY APOLLO MANAGEMENT IV, L.P. AND BAIN CAPITAL, INC., IN PREFERENCE SHARES C OF THE COMPANY IN 1999, IT HAS BEEN AGREED THAT AS LONG AS APOLLO AND BAIN HOLD 75% OF THEIR INITIAL INVESTMENT IN PREFERENCE SHARES C, THE COMPANY WILL NOMINATE AND CAUSE THE APPOINTMENT TO THE SUPERVISORY BOARD OF TWO PEOPLE, ONE PROPOSED BY EACH OF APOLLO AND BAIN.

3 AVAILABLE ON OUR WEBSITE: WWW.BUHRMANN.COM.

4 US INVESTORS ARE MADE AWARE OF THE FACT THAT ON THE BASIS OF DUTCH LAW THE COMMITTEES OF THE SUPERVISORY BOARD HAVE NO AUTHORITY TO ADOPT RESOLUTIONS BINDING ON THE COMPANY. THEIR TASKS ARE LIMITED TO PREPARING THE WORK OF THE FULL SUPERVISORY BOARD, ALTHOUGH IN PRACTICE THE COMMITTEES WILL HAVE A STRONG INFLUENCE ON THE FORMAL DECISION MAKING PROCESS OF THE SUPERVISORY BOARD. ANOTHER SIGNIFICANT WAY IN WHICH BUHRMANN'S CORPORATE GOVERNANCE PRACTICE DIFFERS FROM THOSE FOLLOWED BY DOMESTIC US COMPANIES UNDER NYSE LISTING STANDARDS IS THE FACT THAT THE EXTERNAL AUDITORS OF A DUTCH COMPANY SHOULD BE APPOINTED AND CAN BE DISMISSED BY THE GENERAL MEETING OF SHAREHOLDERS.

Preference Shares

Investor Relations
Buhrmann attaches great value to maintaining an open and transparent communication with its investors and the financial community at large. Presentations about Buhrmann are made after the announcement of quarterly and full year results and are made available on the website: www.buhrmann.com.

Proxy solicitation
Buhrmann is one of the initiators of the Stichting Communicatiekanaal Aandeelhouders (Shareholders' Communication Channel Foundation), established in 1998.
The Communication Channel offers participating shareholders a means of voting from a distance (without being present or represented at the General Meeting of Shareholders). The Communication Channel can also assist the management and (groups of) shareholders with proxy solicitation.

External accountants
In accordance with Dutch law the external accountant is appointed and can be dismissed by the General Meeting of Shareholders.
The (re-)appointment of the external accountant is on the agenda of each annual General Meeting of Shareholders.

Business Principles and Code of Ethics
Buhrmann requires its companies, management and employees to act ethically at all times and to adhere to the policies comprising Buhrmann's Business Principles and Code of Ethics (available on our website: www.buhrmann.com)

Preference shares A
At 31 December 2002, a number of 53,281,979 cumulative preference shares A had been placed, each with a face value of EUR 1.20. The dividend on the preference shares A is determined in each case for a period of eight years on the basis of a dividend percentage equivalent to 1.25 percent more than the mathematical average of the average effective yield on government loans with a term of seven-to-eight years, as calculated by the Central Office for Statistics, and published in the Official Stock Exchange List of Euronext Amsterdam, on the last ten stock market trading days prior to the day of adjustment. The dividend thus determined is calculated on the issue price of EUR 3.40355 per share and is rounded up to the nearest whole cent.
For the period ending on 31 December 2001 the dividend amounted to EUR 0.27 per share. For the years 2002 until and including 2009 the dividend has been determined at EUR 0.21 per share.

As of 31 December 2002, preference shares A with a face value of EUR 63,938,374.80 had been taken into administration in Stichting Administratiekantoor van Preferente Aandelen Buhrmann, against which depositary receipts with limited convertibility were issued with the same face value.

Each holder of depositary receipts is authorised to attend and speak at the General Meeting of Shareholders.

The Board of the Stichting consists of five members, two of whom are appointed at the meeting of holders of depositary receipts of preference shares A. The Board of the Stichting consists of Messrs A.A. Loudon (Chairman), L.C. van Wachem, P.C. van den Hoek, R.A.H. van der Meer and W.O. Wentges.
Each Board member is entitled to cast one vote. Further details of the Directors can be obtained from the Company's offices. In the collective opinion of the Executive Board of Buhrmann NV and the Directors of the Stichting, the conditions laid down with regard to the independence of the Directors of Stichting Administratiekantoor van Preferente Aandelen Buhrmann, as referred to in appendix X of the Listing Rules of Euronext NV, Amsterdam, have been complied with.

The work relating to the administration of the preference shares A is carried out by the administrator of the Stichting, namely Administratiekantoor van het Algemeen Administratie- en Trustkantoor BV in Amsterdam.

On 25 March 2003, a meeting of holders of depositary receipts will be held. At this meeting it will be proposed to re-elect Mr Van der Meer and Mr Wentges, who are resigning as members of the board in accordance with the rota. In addition, a change to the administration conditions will be tabled. This change has the aim of offering holders of depositary receipts the possibility as proxy of the Stichting to exercise the voting right associated with the shares against which the depositary receipts that they hold were issued. The number of votes to be recorded, just as the number of votes to be recorded by the Stichting, for as far as no proxy is given to holders of depositary receipts, will be limited to the proportion of the capital contribution. For more detailed information reference is made to the agenda with explanatory notes for this meeting.

Preference shares B
As of 31 December 2002, no preference shares B had been placed. A put and call option agreement has been signed between Stichting Preferente Aandelen Buhrmann NV and the Company. The terms of this agreement both require and enable the Stichting to take preference shares B in Buhrmann equity, or to acquire it up to a maximum, which equals the entire nominal amount of the issued share capital, excluding preference shares B, minus one.

The Stichting was formed to protect the interests of the Company, its associated companies and all those involved, with attention being devoted to such matters as the continuity and identity of the companies.

The Board of the Stichting consists of Messrs A.L. Asscher (Chairman), P. Bouw, J.F. van Duyne, A.G. Jacobs and K. Vuursteen.

Each Board member is entitled to cast one vote. Further details of the Directors can be obtained from the Company's offices. In the collective opinion of the Executive Board of Buhrmann NV and the Directors of the Stichting, the Stichting is independent from Buhrmann NV within the meaning of appendix X of the Listing Rules of Euronext NV, Amsterdam.

Preference shares C
In October 1999, within the framework of the financing of the Corporate Express, Inc. acquisition 35,000 convertible cumulative preference shares C were issued. They have a nominal value of EUR 1.20 each. On each preference share C, USD 10,000 has been paid. As of 31 December 2002, 39,280 preference shares C were placed.

DIVIDEND/VOTING RIGHTS

The preference shares C are entitled to a preferred annual dividend of 5.5 percent. Dividends over the first four years (up to and including 2002) shall be distributed in additional preference shares C. Furthermore, at the sole discretion of the Company, dividends in subsequent financial years may be distributed in either US dollars (cash) or in preference shares C.

On each preference share C, as with each other outstanding share, one vote can be cast. Amendments of the articles of association that will affect the rights of preference shares C, will require the specific prior approval at the meeting of holders of preference shares C.

BACKGROUND

When determining the terms and conditions of the preference shares C, it was intended to parallel, as much as possible, those terms and conditions that typically apply to convertible bonds. Accordingly, the current articles of association provide for mechanics that stimulate the redemption by the Company of the preference shares C after the expiry of a period of 12 years.

The mechanics provide for a substantial economic penalty for the Company in the event it does not follow a request by Investors to redeem the preference shares C following the expiry of a 12-year period after their first issuance. If Buhrmann elects not to follow such request, the conversion price (as defined in article 34, paragraph 4, of the articles of association) shall be reduced to the lower of (a) 50 percent of the then current conversion price, or (b) 50 percent of the then current market price of common shares of Buhrmann.

PURCHASE/CANCELLATION UNDER CERTAIN CONDITIONS

In addition, the Company may, under certain special conditions, repurchase or cancel preference shares C. Buhrmann has the right to repurchase or cancel the preference shares C:

- If at any moment after the expiration of a period of four years after the first issuance of preference shares C (i) the closing share price at the Euronext Amsterdam of a common share is equal to or higher than 150 percent of the then current conversion price during a period of at least 30 consecutive trading days, and (ii) the Company has acquired a listing for its common shares or ADRs of its common shares at a national stock exchange in the US;
- If prior to the expiration of a period of 12 years after the first issuance of preference shares C, the holders of preference shares C request the cancellation of preference shares C in case of a change of control (as defined in article 1 of the articles of association).

The articles of association provide for a redemption payment per preference share C (the 'redemption payment') in such cases. In short, this redemption payment amounts to the then current yield basis of the preference shares C, increased with a certain premium to the benefit of the Investors. Article 14, paragraph 2, sub c., under A and B provides for the relevant provisions.

MECHANICS OF CANCELLATION

In order to avoid dividend taxes related to the share premium paid-up at the issuance of preference shares C, article 14, paragraph 2, sub f., of the articles of association provides for mechanics pursuant to which this share premium shall be converted into nominal share capital immediately prior to the actual cancellation of the preference shares C. Accordingly, the cancellation of preference shares C shall, up to the amount of the share premium reserve C, have the form of a repayment of nominal share capital.

CONVERSION

The preference shares C are convertible, at the option of the holders, in whole or in part, into ordinary shares. The initial conversion rate amounted to EUR 18.1125 (converted into US dollar at the fixed rate of EUR 1 = USD 1.02547). The preference shares C are subject to the usual anti-dilution protections, which can lead to an adjustment of the conversion price in case of share issuances subject to certain exceptions as described in the articles of association. In addition, the conversion price shall be reduced annually with an amount equal to 50% of the dividend distributed on ordinary shares. Following the dividend paid in April 2000 in respect of the financial year 1999, each preference share C is convertible into a number of ordinary shares equal to the liquidation preference divided by EUR 17.8125. After the dividend payment for the fiscal year 2000 the conversion rate decreased to EUR 17.5125 and after the dividend for 2001 to EUR 17.4325. The liquidation preference of each preference share C is USD 10,000, plus accrued dividends.

RANKING

The preference shares C have a preference with regard to dividend distributions and rights during liquidation and dissolution in respect of all existing and future types of ordinary and preference shares, provided that they rank equal to the preference shares A. As long as there are outstanding preference shares C, Buhrmann may not repurchase or cancel ordinary and/or other preference shares, except for preference shares B, without the prior approval of the meeting of holders of preference shares C.

Buhrmann 1998-2002

Key Figures

in millions of euro

	2002	2001	2000	1999	1998
Net sales	9,948	10,408	9,603	5,834	5,892
Added value	2,253	2,396	2,341	1,258	1,337
Operating costs (excluding depreciation)	-1,797	-1,879	-1,682	-992	-1,033
Operating result before depreciation of tangible fixed assets and amortisation and impairment of goodwill (EBITDA)	456	517	659	266	304
Depreciation of tangible fixed assets and amortisation of goodwill	-184	-176	-168	-67	-93
Operating result before impairment of goodwill	272	341	491	199	211
Buhrmann (EBITA)	342	408	546	209	161
Divested packaging activities	–	–	–	–	52
Operating result before amortisation and impairment of goodwill	342	408	546	209	213
Amortisation of goodwill	-70	-67	-55	-10	-2
Impairment of goodwill	-573	–	–	–	–
Operating result (EBIT)	-301	341	491	199	211
Net result from ordinary operations	**-514**	**95**	**211**	**138**	**150**
Extraordinary result net	-74	-40	10	-55	374
Net result	-588	55	221	83	524
Net result from ordinary operations before amortisation and impairment of goodwill (cash earnings)	**129**	**162**	**266**	**148**	**152**
Profitability					
Operating result excluding amortisation and impairment of goodwill as a % of average capital employed excluding goodwill[1]	17.3%	19.7%	29.1%	18.6%	16.0%
Operating result (EBIT) as a % of average capital employed including goodwill[1]	-6.7%	7.4%	12.5%	13.1%	15.3%
Number of employees					
At year-end	24,858	27,235	26,296	25,639	14,640
Average	25,984	27,443	25,782	16,051	16,986

[1] THE DEFINITION OF CAPITAL EMPLOYED HAS BEEN CHANGED, SEE ACCOUNTING POLICIES ON PAGE 59. THE AMOUNTS FOR 2001 AND PREVIOUS YEARS HAVE BEEN ADJUSTED.

	2002	2001	2000	1999	1998
Balance sheet					
Total assets	5,409	7,117	6,418	5,508	2,354
Capital employed	3,483	4,584	4,108	3,378	1,190
Shareholders' equity[2]	1,770	2,634	1,916	1,512	868
Group equity[2]	1,811	2,671	1,948	1,543	873
Interest-bearing debt	1,735	2,004	2,208	1,957	196
Solvency					
Group equity as a % of total assets	33.5%	37.5%	30.4%	28.8%	37.1%
Interest-bearing debt as a % of Group equity	95.8%	75.0%	113.3%	126.8%	22.5%
Cash flow					
Operating result on cash basis	457	530	630	254	295
Increase /decrease working capital	52	207	-294	-134	-94
Other operational payables (-)/receivables	-251	-268	-270	-70	-70
Cash flow from operating activities	258	469	66	50	131
Cash flow from investing activities	-138	-766	-317	-1,194	1,199
Available cash flow	120	-297	-251	-1,144	1,330
Cash flow from financial activities	-208	420	163	1,159	-1,524
Net cash flow	-88	123	-88	15	-194
Number of ordinary shares outstanding (x 1,000)					
At year-end	132,113	131,326	102,014	94,789	74,193
Average	131,818	123,760	98,790	77,514	89,125
Basic figures per ordinary share (in euro)					
Net result on ordinary operations before amortisation and impairment of goodwill	0.74	1.03	2.35	1.68	1.49
Net result on ordinary operations	-4.14	0.49	1.80	1.55	1.47
Net result	-4.70	0.17	1.90	0.84	5.44
Shareholders' equity	8.97	15.76	13.45	10.30	9.26
Dividend	0.07	0.16	0.60	0.60	0.60
Fully diluted figures per ordinary share (in euro)					
Net result on ordinary operations before amortisation and impairment of goodwill	0.74	1.02	2.10	1.66	1.45
Net result on ordinary operations	-4.14	0.49	1.64	1.53	1.44
Net result	-4.70	0.17	1.72	0.82	5.32
Shareholders' equity	8.97	15.76	13.45	11.73	9.44

[2] BEFORE APPROPRIATION OF RESULT.

Consolidated Profit and Loss Account

in millions of euro

	2002	2001	2000	1999	1998
Net sales	9,948	10,408	9,603	5,834	5,892
Cost of trade goods sold	-7,392	-7,702	-7,004	-4,422	-4,317
Other cost of sales	-303	-310	-258	-154	-238
Total cost of trade goods sold	-7,695	-8,012	-7,262	-4,576	-4,555
Added value	2,253	2,396	2,341	1,258	1,337
Labour costs	-1,330	-1,390	-1,246	-703	-740
Other operating costs	-467	-489	-436	-289	-293
Operating costs (excluding depreciation)	-1,797	-1,879	-1,682	-992	-1,033
Operating result before depreciation of tangible fixed assets and amortisation and impairment of goodwill (EBITDA)	456	517	659	266	304
Depreciation of tangible fixed assets	-114	-109	-113	-57	-91
Operating result before amortisation and impairment of goodwill (EBITA)	342	408	546	209	213
Amortisation of goodwill	-70	-67	-55	-10	-2
Impairment of goodwill	-573	–	–	–	–
Operating result (EBIT)	-301	341	491	199	211
Net financing costs	-199	-210	-221	-49	-23
Result on ordinary operations before taxes	-500	131	270	150	188
Taxes	-18	-24	-55	-32	-37
Other financial results	16	-3	5	21	7
Minority interests	-12	-9	-9	-1	-8
Net result on ordinary operations	-514	95	211	138	150
Extraordinary result net	-74	-40	10	-55	374
Net result	**-588**	**55**	**221**	**83**	**524**
Net result from ordinary operations before amortisation and impairment of goodwill	**129**	**162**	**266**	**148**	**152**

	2002	2001	2000	1999	1998
Interest cover					
Operating result before depreciation of tangible fixed assets and amortisation and impairment of goodwill (EBITDA) divided by net cash financing costs	2.6	2.7	3.2	5.4	13.2
Return on sales					
Added value as a % of net sales	22.6%	23.0%	24.4%	21.6%	22.7%
EBITDA as a % of net sales	4.6%	5.0%	6.9%	4.6%	5.2%
EBITA as a % of net sales	3.4%	3.9%	5.7%	3.6%	3.6%
EBIT as a % of net sales	-3.0%	3.3%	5.1%	3.4%	3.6%
Tax burden					
Taxes as a % of result on ordinary operations excludig amortisation and impairment of goodwill	12%	12%	17%	20%	20%
Other ratios					
Interest-bearing debt divided by EBITDA	3.8	3.9	3.4	7.4	0.6
Solvency					
Group equity as a % of total assets	33.5%	37.5%	30.4%	28.0%	37.1%
Interest-bearing debt as a % of group equity	95.8%	75.0%	113.3%	126.8%	22.5%

Consolidated Balance Sheet before appropriation of result

year ended 31 December

in millions of euro	**2002**	2001	2000	1999	1998
ASSETS					
Fixed assets					
Intangible fixed assets	1,788	2,684	2,195	1,883	107
Tangible fixed assets	592	713	628	561	305
Financial fixed assets	481	635	487	503	232
	2,861	4,032	3,310	2,947	644
Current assets					
Inventories	683	756	784	658	434
Trade receivables	1,507	1,826	1,868	1,529	1,016
Other receivables	321	404	399	300	150
	2,511	2,986	3,051	2,487	1,600
Cash and deposits	37	99	57	74	110
Total assets	5,409	7,117	6,418	5,508	2,354
Working capital	1,103	1,232	1,365	993	687
Capital employed	3,483	4,629	4,188	3,437	1,100

	2002	2001	2000	1999	1998
EQUITY AND LIABILITIES					
Group equity					
Shareholders' equity	1,770	2,634	1,916	1,512	868
Minority interests	41	37	32	31	5
	1,811	2,671	1,948	1,543	873
Provisions					
Pension	26	25	25	24	24
Deferred taxes	221	340	243	181	108
Other	90	80	114	104	112
	337	445	382	309	244
Long-term liabilities					
Subordinated loans	334	397	376	352	11
Other loans	1,344	1,662	1,694	1,546	207
	1,678	2,059	2,070	1,898	218
Current liabilities					
Loans	68	44	91	131	9
Credit institutions	26	–	104	2	79
Trade liabilities	1,064	1,340	1,244	969	588
Other liabilities	425	558	579	656	343
	1,583	1,942	2,018	1,758	1,019
Total equity and liabilities	5,409	7,117	6,418	5,508	2,354
Interest-bearing debt	1,735	2,004	2,208	1,957	196

DESIGN AND REALISATION

DG DESIGN BV/BNO, AMSTERDAM, THE NETHERLANDS.

PHOTOGRAPHY

MICHAEL VAN EMDE BOAS, AMSTERDAM

WITH THE EXCEPTION OF THE FOLLOWING PICTURES:

- INSIDE COVER (GRAPHIC SYSTEMS) AND PAGE 38 - HEIDELBERGER DRUCKMASCHINEN A.G.
- PAGE 22 - DANIEL LINNET, LINNET STUDIOS
- PAGE 25 - GKL MARKETING, MARKTFORSCHUNG GMBH & CO. KG
- PAGE 34 - SPECIAL OLYMPICS
- PAGE 43 - CRAIG COLLINS

TYPOGRAPHY

LT COMPATIL FACTS AND LT COMPATIL TEXT, COMPONENTS OF THE COMPATIL™ BUSINESS COMMUNICATION TYPE SYSTEM OF LINOTYPE LIBRARY GMBH, A DIVISION OF THE HEIDELBERG GROUP. THE SYSTEM MEETS THE 'B2B MAINZ CRITERIA' SET BY PROFESSOR OLAF LEU.

LITHOGRAPHY, PRINTING AND BINDING

BV GRAFISCH BEDRIJF TUIJTEL, HARDINXVELD-GIESSENDAM, THE NETHERLANDS.

PRODUCED ON HEIDELBERG PRE-PRESS EQUIPMENT AND HEIDELBERG SPEEDMASTERS, MODELS SM 102-8P, CD 102-5 AND CD 102-4.

FINISHED WITH THE AID OF POLAR AND HEIDELBERG FINISHING EQUIPMENT.

PAPER

PRINTED ON THE COATED WOODFREE BUHRMANN-OWNED BRAND HELLO.

SPECIAL THANKS TO

- TON STARINK, ROBBERT KLAVERDIJK AND CHRISTIAAN KLAVERDIJK, DIRECTORS/PARTNERS OF RIEGMAN & KLAVERDIJK
- NICK GAICH, VICE PRESIDENT, MATERIALS MANAGEMENT & CUSTOMER SERVICE STANFORD HOSPITAL AND CLINICS, LUCILE SALTER PACKARD CHILDREN'S HOSPITAL
- ASTRID HERREN, BUYER, VODAFONE, THE NETHERLANDS
- BARRY RUFFELL, SYDNEY PURCHASING CO-ORDINATOR, KPMG AUSTRALIA
- IAN CLEWETT, SENIOR DESIGNER, NEWENGLISH
- DELIO RENONDINI, MANAGING DIRECTOR, ANCORA

Stock exchange listings

Buhrmann common shares are listed on Euronext in Amsterdam (BUHR) and NYSE in New York (BUH). Buhrmann shares are traded in the United States as American Depositary Receipts.

Other securities traded

- Depositary receipts of cumulative preference shares A, with a face value of EUR 1.20, listed on Euronext Amsterdam
- Buhrmann US, Inc. 12.25% subordinated bonds 1999-2009

Euronext Amsterdam derivatives market

- Buhrmann call options, 3, 6, 9 months
- Buhrmann put options, 3, 6, 9 months

Expiry dates on the Euronext Amsterdam derivatives market for 2003 are: 17 January, 18 April, 18 July, 17 October.

Dividend policy

The dividend policy of Buhrmann is aimed at achieving an average long-term payout rate of around 35% of the net profit on ordinary operations – before extraordinary items – available to holders of ordinary shares.

Shareholders' Communication Channel

Buhrmann is one of the initiators of the Stichting Communicatiekanaal Aandeelhouders (Shareholders' Communication Channel Foundation). The Communication Channel offers participating shareholders the possibility to vote more easily at annual general meetings, without being present at the meeting either in person, or by proxy. The Communication Channel can also assist the management and (groups of) shareholders with proxy solicitation.

Major indices

The Buhrmann share is included in the main Amsterdam index (AEX). Other indices in which Buhrmann is per year-end 2002 included are inter alia, Next 150, the S&P Europe 350 and the MSCI World Index. Generally Buhrmann is listed under the sector commercial/business services & supplies or retail/wholesale/trade.

For more information

www.buhrmann.com

Investor Relations

Carl Hoyer
Telephone +31 (0)20 651 10 42
Fax +31 (0)20 651 10 02
E-mail ir@buhrmann.com

Corporate Communications

Ewold de Bruijne
Telephone +31 (0)20 651 10 34
Fax +31 (0)20 651 10 05
E-mail corpcomm@buhrmann.com

Important dates

- **Registration date**
  22 April 2003
- **General Meeting of Shareholders**
  29 April 2003
- **Listing ex-dividend**
  2 May 2003
- **Dividend payment**
  16 May 2003
- **Publication of first quarter results**
  7 May 2003
- **Publication of second quarter results**
  7 August 2003
- **Publication of third quarter results**
  7 November 2003

EBITA per division


Unidentified
13%
The Netherlands
17%
Rest of the world
17%
United Kingdom
37%
United States
16%

Indicative (geographical) spread of ordinary shares as on 31 December 2002

	Private	Institutional	**Total 2002**	Total 2001
The Netherlands	7%	10%	17%	30%
United Kingdom	0%	37%	37%	28%
United States	0%	16%	16%	13%
Rest of the world	1%	16%	17%	29%
Unidentified	–	13%	13%	–
Total	**8%**	**92%**	**100%**	**100%**

Major shareholders

Buhrmann's voting capital consists of 132.6 million ordinary shares, 53.3 million cumulative preference shares A and 39,280 preference shares C, convertible into ordinary shares. Under the Disclosure of Major Holdings in Listed Companies Act, shareholders have to give notice to Dutch Authority Financial Markets of interests exceeding certain thresholds. The following shareholders have disclosed holdings between 5 and 10 percent:

AEGON NV

Apollo Investment Fund IV, L.P. (potential interest)

Cobepa NV

Dexia SA

Fortis Utrecht NV

NIB Capital NV

In addition, ING Group disclosed an interest slightly over 10 percent.

Almost all these holdings are a combination of ordinary and (depositary receipts of) preference shares.

Stichting Administratiekantoor van Preferente Aandelen Buhrmann, holding 53.3 million preference shares A, has a voting interest of about 29% in Buhrmann NV.

Ordinary share price (daily closing)

in euro	high	low	year-end
1998	26.19	12.93	15.25
1999	19.95	10.30	14.95
2000	35.00	16.58	28.55
2001	33.00	5.33	12.33
2002	**15.83**	**2.40**	**4.16**

Enterprise value in billions of euro (the lines mark the enterprise value per year-end)


3.4
1.6
1.4
4.0
3.9
1.2
6.7
5.9
4.1
7.0
4.2
3.3
4.8
2.8
2.6
1998
1999
2000
2001
2002

Market capitalisation ordinary shares

in millions of euro	high	low	year-end
1998	2,723	988	1,164
1999	1,543	802	1,441
2000	3,589	1,598	2,928
2001	3,908	703	1,626
2002	**2,079**	**317**	**552**

Movement in price of ordinary Buhrmann shares on Euronext Amsterdam (2002 - 14 February 2003)


15.83
2.40
2.65
03-01-2002
14-02-2002
28-03-2002
09-05-2002
20-06-2002
01-08-2002
12-09-2002
24-10-2002
05-12-2002
16-01-2003
13-02-2003

Development in the number of ordinary shares issued and outstanding

	On 1/1 issued	Conversion convertibles 1)	Stock dividend 2)	Placements and restructuring 3)	On 31/12 issued	Treasury stock 4)	On 31/12 outstanding
1998	103,959,562	42	–	(27,595,784)	76,363,820	2,170,409	74,193,411
1999	76,363,820	–	1,222,271	18,807,620	96,393,711	1,604,844	94,788,867
2000	96,393,711	–	2,050,419	4,100,000	102,544,130	530,538	102,013,592
2001	102,544,130	–	1,690,863	27,600,000	131,834,993	509,355	131,325,638
2002	**131,834,993**	**–**	**793,068**	**–**	**132,628,061**	**515,418**	**132,112,643**

1) Exercised conversion rights for the KNP BT 4% convertible bond and a private subordinated loan which was redeemable in shares.

2) Since 1999 shareholders can choose to receive the dividend in stock or in cash (see dividend policy below).

3) In 1998 a repayment to shareholders and purchase of the company's own shares took place. In 1999, 2000 and 2001 capital increases were effected at EUR 15.75, EUR 29.90 and EUR 25.00 per share.

4) Treasury stock are shares purchased to avoid dilution primarily caused by the exercise of option rights under the Buhrmann Incentive Plan.

Dilution effects for the ordinary shares

Under the Buhrmann Incentive Plan, option rights have been granted to 3,936,111 shares (see notes on the option scheme on page 84). For calculating the average number of shares outstanding for determining the effect of dilution on EPS numbers, it is assumed that the options outstanding at year-end will be exercised insofar as the average market price of the shares was higher than the average exercise price of all outstanding options combined during the relevant reporting period.

The dilution resulting from conversion of the preference shares C is calculated on the basis of the statutory conversion price taking into account the dividend on these shares over the last book year. The conversion price amounted to EUR 17.4325 at the end of 2002 (see page 93 of this report). The number of ordinary shares obtained from conversion is calculated by dividing the paid-in value of USD 10,000 per share by the conversion price on the basis of the fixed exchange rate of EURO = USD 1.02547. At year-end 2002, 39,280 preference shares C were outstanding entitled to a dividend of 2,116 new preference shares C.

	Outstanding 31/12	Average 2002*
Number of shares basic (x 1,000)	132,113	131,818
Dilution		
- Personnel option plan	–	–
- Preference C conversion rights	23,157	23,157
Number of shares fully diluted	155,270	154,975

* AS PER EPS CALCULATION

Calculation of EPS

	* Basic	Fully diluted
Net profit from ordinary operations	-514	-514
Dividend preference shares A	-11	-11
Dividend preference shares C	-21	–
Total (after amortisation of goodwill)	-546	-525
Add back: amortisation of goodwill	643	643
Total (before amortisation of goodwill)	97	118
Average number of shares	131,818	154,975
EPS after amortisation of goodwill	-4.14	-3.39
EPS before amortisation of goodwill[1]	0.74	0.74

* NON-DILUTED

[1] ALSO SEE NOTE ON PAGE 55.

Annual volume of Buhrmann ordinary shares traded on Euronext Amsterdam *

	Number of shares (millions)	Effective sales (x EUR millions)
1998	160.7	3,617
1999	160.5	2,705
2000	293.9	9,896
2001	199.5	7,723
2002	**191.7**	**3,300**

* BEFORE 2001, THE REPORTED SHARES TRADED ARE BASED ON THE CUSTOMARY REPORTING OF THE FORMER AEX IN AMSTERDAM WHICH INCLUDES DOUBLE COUNTING OF TRADES. FOR 2001 THE REPORTED NUMBERS OF SHARES TRADED ARE AS REPORTED BY EURONEXT AMSTERDAM.



Buhrmann

Leaders in business services and distribution

Buhrmann NV
Hoogoorddreef 62
P.O. Box 23456
1100 DZ Amsterdam
The Netherlands